As filed with the Securities and Exchange Commission on July 17, 2002
Registration No. 333-89778

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRW Automotive Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3714	03-0450952
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

TRW Automotive Inc.

12025 Tech Center Drive
Livonia, Michigan 48150
Telephone: (734) 266-2600
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

William B. Lawrence

Executive Vice President,
General Counsel and Secretary
TRW Inc.
Cleveland, Ohio 44124-2760
Telephone: (216) 291-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Proposed Maximum Aggregate
to be Registered	Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $.001 par value per share	$1,504,000,000	$138,368

(1)	Calculated pursuant to Rule 457(f)(2) promulgated under the Securities Act, based on the book value of the Registrant as of December 31, 2001.

(2)	Previously paid.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to distribute these securities and we are not soliciting offers to receive these securities in any state where the offer or distribution is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2002

PRELIMINARY PROSPECTUS

TRW Automotive Inc.

               Shares

Common Stock

(par value $.001 per share)

      We are currently a wholly-owned subsidiary of TRW Inc. In the spin-off described in this prospectus, TRW will distribute all of the shares of our common stock held by TRW on a pro rata basis to the holders of TRW common stock.

      In the spin-off, you will receive one share of our common stock for each share of TRW common stock that you held at the close of business on the spin-off record date, currently expected to be on or about                     , 2002. Immediately following the spin-off, we will be an independent, publicly traded company.

      We are sending you this prospectus to describe the spin-off. We expect the spin-off to occur on or about                     , 2002. On or shortly after the expected spin-off date:

•	holders of record of TRW common stock on the spin-off record date will be mailed certificates representing the number of shares of our common stock to which they are entitled in the spin-off; and

•	beneficial owners of shares of TRW common stock on the spin-off record date should have credited to their brokerage, custodian or similar account through which they own their TRW common stock, the number of shares of our common stock to which they are entitled in the spin-off.

      This prospectus explains the spin-off in detail and provides important information regarding TRW Automotive Inc. We urge you to read it carefully. Please note that approval of TRW shareholders at an upcoming special meeting of TRW shareholders is a condition to the spin-off. You should carefully review the proxy statement of TRW relating to the special meeting that accompanies this prospectus. There are other conditions that must also be met for the spin-off to proceed. These conditions are described in the section entitled “The Spin-Off — Conditions to Spin-Off; Termination of Spin-Off.”

      If TRW shareholders approve the spin-off at the special meeting, no further shareholder action will be necessary for you to receive the shares of our common stock to which you will be entitled in the spin-off. This means that:

•	you will not need to pay any consideration to TRW or to us; and

•	you will not need to surrender any shares of TRW common stock to receive your shares of our common stock.

      We expect shares of our common stock to trade on the New York Stock Exchange under the ticker symbol “          .”

       As you review this prospectus, you should carefully consider the matters described in “Risk Factors” beginning on page 10.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2002.

SUMMARY
TRW AUTOMOTIVE
THE SPIN-OFF
SUMMARY COMBINED FINANCIAL DATA
RISK FACTORS
THE SPIN-OFF
DIVIDEND POLICY
PRO FORMA CAPITALIZATION
SELECTED COMBINED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATIONSHIP WITH TRW
PRINCIPAL STOCKHOLDERS OF TRW AND TRW AUTOMOTIVE
DESCRIPTION OF CAPITAL STOCK
CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX
EX-10.1 Master Distribution Agreement
EX-10.3 Employee Matters Agreement
EX-10.4 Intellectual Prop.Lic. Agrmt. TRW Automtv.
EX-10.5 Intellectual Prop. Lic. Agrmt. TRW Inc.
EX-10.6 Transition Service Agreement
EX-10.8 Trademark License Agreement
EX-10.9 Insurance Allocation Agreement

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

      This prospectus is being filed with respect to the distribution of            shares of our common stock to holders of TRW common stock on the spin-off record date. It does not relate to any distribution of shares for cash, and neither we nor TRW will receive any consideration for the shares. The registration fee as set forth in the registration statement of which this prospectus is a part was calculated based on our book value and does not reflect any assessment of the market value or trading price of our common stock.

Explanatory Note:

      On June 30, 2002, TRW Inc., Richmond Acquisition Corp. and Northrop Grumman Corporation entered into an agreement and plan of merger pursuant to which Northrop Grumman is expected to acquire all of the issued and outstanding capital stock of TRW Inc. However, in the event that the acquisition contemplated by the agreement and plan of merger is not consummated, TRW Inc. intends to continue efforts to maximize shareholder value by pursuing its previously announced shareholder value enhancement plan, including completing the restructuring transactions and spin-off as described in this preliminary prospectus. Assuming the acquisition by Northrup Grumman of TRW Inc. is completed, Northrop Grumman has announced its intention to sell or spin off TRW Inc.’s automotive business. Should Northrop Grumman spin off the automotive business, it may modify the transactions described in this preliminary prospectus.

i

SUMMARY

      This summary highlights information relating to us and our common stock being distributed in the spin-off. More detailed discussions of this information are contained in this prospectus. You should read the entire prospectus, including the risk factors and our combined financial statements and accompanying notes appearing elsewhere in this prospectus.

      All references in this prospectus to “TRW Automotive,” “we,” “our” and “us” mean TRW Automotive Inc., the corporation that will own and operate TRW’s and its consolidated subsidiaries’ automotive business following the spin-off and whose common stock will be distributed to TRW shareholders in the spin-off. All references in this prospectus to “TRW” mean TRW Inc., the corporation that will continue to own and operate TRW’s non-automotive businesses, and TRW’s consolidated subsidiaries following the spin-off.

TRW AUTOMOTIVE

Our Company

      We are among the world’s largest and most diversified suppliers of automotive systems, modules and components, with 2001 sales of over $10 billion and a loss from continuing operations of $39 million, which includes unusual charges of $183 million. We are primarily a “Tier-1” supplier, providing over 90 percent of our products directly to automotive vehicle manufacturers, commonly known as VMs. We also sell our products in the worldwide aftermarket for VM service and replacement parts, which are distributed through independent aftermarket channels. We have become a leader in the global automotive parts industry by capitalizing on the strength of our product and manufacturing systems technologies.

      We have established a broad global presence, with a workforce of over 64,000 employees and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major vehicle producing region of the world. Our combined customer, product and geographic diversity is among the industry leaders, with approximately 50 percent of our 2001 sales generated outside of North America, and with no single customer accounting for more than 19 percent of sales.

      Through our experience supplying to more than 40 VMs, including all the world’s major VMs, we have developed a sophisticated understanding of the design, engineering and manufacture of automobiles and trucks. We have extensive technical experience in a broad range of product lines and strong systems integration skills, which enable us to provide comprehensive, system-based solutions for our customers. In particular, among the world’s leading automotive suppliers, we believe that we are uniquely positioned as a global leader in the design, manufacture and sale of active (vehicle dynamic control) and passive (crash sensing and occupant restraint) safety systems and components.

      We are one of the leading Tier-1 suppliers in all of our principal product categories. We operate our business along the following three major operating segments:

•	Chassis Systems, which includes active safety systems and components in the areas of braking, steering, suspension and integrated vehicle control;

•	Occupant Safety Systems, which includes passive safety systems and components in the areas of inflatable restraints, seat belts, steering wheels and safety and security electronics; and

•	Other Automotive, which includes engine valves and components, engineered fasteners and components and body control systems.

      Within these operating segments, we have developed or introduced numerous automotive innovations, including electrically assisted steering systems, four-wheel and rear-wheel anti-lock brake systems, known as ABS, radar-based active cruise control systems, complete vehicle occupant restraint systems, seat belt pretensioning devices, remote keyless entry systems, direct and indirect tire pressure monitoring systems, and silicrome and two-piece automotive engine valves.

Our Strategy

      Our objective is to increase sales and improve our profitability and operating cash flow by leveraging our position as a leading Tier-1 global automotive parts supplier focused primarily in the areas of active and passive safety technologies. Key elements of our strategy include the following:

•	Expand Our Leading Technology Capabilities. Our objective is to supply a complete predictive vehicle control system that integrates active and passive safety technologies. We believe that we are the only automotive supplier with leading capabilities in both active and passive safety systems, therefore we believe we are ideally positioned to achieve our goal.

•	Increase Our Product Content per Vehicle. We believe that our leading technological position in automotive safety systems has placed us at the forefront of supplying enhanced safety and electronics products and has allowed us to increase our product content per vehicle.

•	Capitalize on the Continued Trend Toward Module and System Supply. We have developed significant system and module capabilities in a number of key product areas. We serve as the system or module integrator on a number of platforms on which we assemble modules and systems incorporating a combination of products we manufacture and products supplied to us by other manufacturers.

•	Focus on Operating Efficiency. We continue to focus on opportunities to optimize our resources and reduce manufacturing costs by, among other things, shifting production capacity from high wage areas to low wage areas, and executing several strategic initiatives aimed at improving our operating performance.

•	Evaluate Joint Ventures, Strategic Alliances and Selected Acquisitions and Divestitures. Strategic alliances and joint ventures represent an important element of our business plan and worldwide expansion. We also pursue selected acquisitions and have substantial experience completing and integrating acquisitions with a focus on realizing cost savings and other synergies. Additionally, we consistently evaluate our existing portfolio of businesses for operations that are non-core and which we may divest given a strategic opportunity.

      In addition to those risks described in the section entitled “Risk Factors,” our ability to execute our strategy is subject to certain risks that are generally associated with being a Tier-1 automotive supplier. For example, unforeseen competing and/or alternative technologies could emerge rendering our technologies less desirable or obsolete, customer markets for our new technologies might not develop as expected making it difficult for us to recover our development costs and we may experience increased pressure on the margins in our modules and systems supply operations. Further, our ability to increase operating efficiencies by moving to lower wage countries may strain regional and global supply chains, and potential resource constraints at our joint ventures and alliances could have a negative impact on their ability to meet customers’ demands in local markets, thereby adversely affecting our relationships with those customers globally.

Our Competitive Strengths

      We intend to leverage our leading product positions, our global presence, strong customer relationships and diverse product capabilities to increase our presence in the global safety systems industry.

•	Leading Product Positions. We are one of the world’s largest suppliers of automotive safety and chassis components. We believe we hold a number one or number two global position in all of our primary products. Our leading supply position across a number of product lines increases our importance to our VM customers and allows us to compete effectively in each of the markets that we serve.

•	Global Position. Our geographically diverse global manufacturing base offers us an advantage over many of our competitors in meeting the global needs of our VM customers. We also believe that our global presence allows us to leverage sales to a customer in one location, or for one product, into sales to that customer in other locations and for other products.

•	Strong Relationships with Customers. As a result of our focus on providing high quality products and service at appropriate prices, we maintain long-standing relationships and we believe we have an excellent reputation with our customers, which include every major VM in the world.

•	Diversified Business. We have a diversified business that limits our exposure to the risks of any one customer, product area or geographic economy. Approximately 50 percent of our sales are derived from sales outside of North America and no one customer accounts for more than 19 percent of our sales.

Corporate Information

      Our principal executive offices are located at 12025 Tech Center Drive, Livonia, MI 48150, and our telephone number is (734) 266-2600. We will maintain an Internet site at http://www.                    .com. Our website and the information contained on that site, or connected to that site, are not incorporated into this prospectus.

THE SPIN-OFF

      The following is a brief summary of the terms of the spin-off.

The Spin-Off	The spin-off is the method by which TRW will be separated into two independent publicly traded companies:

• TRW Automotive, which will consist of TRW’s automotive business and TRW’s subsidiaries and affiliates associated with the automotive business; and

• TRW, which will consist of TRW’s systems, space and electronics businesses, and its subsidiaries and affiliates associated with these businesses.

Distributing Company	TRW. After the spin-off, neither TRW nor any of its subsidiaries will own any shares of our capital stock.

Spun-Off Company	TRW Automotive, currently a wholly-owned subsidiary of TRW. After the spin-off, we will be an independent publicly traded company.

Securities to be Distributed	Approximately shares of our common stock, which is estimated to be all of the shares of our common stock held by TRW immediately prior to the spin-off. Immediately following the spin-off, we estimate that about stockholders of record will hold shares of our common stock, although some of the shares may be registered in the name of a single stockholder who represents a number of stockholders.

Distribution Ratio	You will receive one share of our common stock for each share of TRW common stock that you hold on the spin-off record date.

Spin-Off Record Date	Expected to be , 2002 (close of business)

Spin-Off Date	Expected to be , 2002

Distribution Agent	National City Bank, the registrar and transfer agent for shares of TRW common stock.

Registrar and Transfer Agent	National City Bank, the registrar and transfer agent for shares of our common stock.

New York Stock Exchange Symbol	“ ”

Trading Market	There is currently no trading market for our common stock. If the spin-off is completed, we expect that “regular way” trading in our common stock will commence on , 2002. We anticipate that a temporary form of interim trading in our common stock, called “when-issued” trading, will commence shortly before the spin-off record date. “When-issued” trading reflects the value at which the market expects our common stock to trade after the spin-off. If “when-issued” trading develops, you will be able to buy and sell our common stock before the spin-off, but none of these trades will settle until after the spin-off and after “regular way” trading in our common stock has begun. If the spin-off does not occur, all “when-issued” trading will be null and void. If “when-issued” trading occurs, the listing for our common stock is expected to be represented by the trading symbol “ ” and accompanied by the letters “wi” on the New York Stock Exchange, Inc., or the NYSE.

Additionally, we expect that “ex-distribution” trading in TRW common stock will develop shortly before the spin-off record date. “Ex-distribution” trading means that you may trade TRW common stock before the completion of the spin-off, but on a basis that reflects the value at which the market expects TRW common stock to trade after the spin-off. If “ex-distribution” trading develops, you may buy and sell those shares before the spin-off, but none of these trades will settle until after the spin-off and after “regular way” trading in TRW common stock has begun. If the spin-off does not occur, all “ex-distribution” trading will be null and void. If “ex-distribution” trading occurs, the listing for TRW common stock will be represented by the trading symbol “TRW” and accompanied by the letters “wi” on the NYSE.

Tax Consequences	TRW has advised us that it has requested a ruling from the Internal Revenue Service, or the IRS, to the effect that the spin-off qualifies as a tax-free distribution for U.S. federal income tax purposes. In the event that the IRS has not yet issued the private letter ruling on or shortly before the spin-off declaration date, TRW has advised us that it expects to receive an opinion from tax counsel regarding the material federal income tax consequences of the spin-off. You should consult with your tax advisor as to the particular tax consequences to you of the spin-off. See “The Spin-Off — Material U.S. Federal Income Tax Consequences” for a more detailed description of the U.S. federal income tax consequences of the spin-off.

Distribution of Shares	On or shortly after the spin-off date:

• holders of record of shares of TRW common stock on the spin-off record date will be mailed certificates representing the number of shares of our common stock to which they are entitled in the spin-off; and

• beneficial owners of shares of TRW common stock on the spin-off record date should have credited to their brokerage, custodian or similar account through which they own their TRW common stock, the number of shares of our common stock to which they are entitled in the spin-off.

Relationship with TRW after the Spin-Off	We expect to enter into a master distribution agreement with TRW, which will provide for, among other things, the separation of our business operations from TRW and the spin-off, as well as certain ancillary agreements with TRW, which are described in the section entitled “Relationship With TRW.”

No Proceeds from the Spin-Off	Because this is not an offering for cash, there will be no proceeds from the spin-off.

Our Management and Management Compensation after the Spin-Off	The compensation, awards and other benefits payable to selected members of our management after the spin-off are described in the section entitled “Management.”

      You should carefully read the “Risk Factors” beginning on page 10.

      If you have any questions relating to the spin-off, you should contact National City Bank, our registrar and transfer agent at:

National City Bank

Stock Transfer Operations LOC 5352
P.O. Box 92301
Cleveland, Ohio 44193-0900
Tel: 800-622-6757 (within U.S. and Canada)
Tel: (216) 257-8663 (outside U.S. and Canada)
Fax: 216-257-8508
E-mail: shareholderinquiries@nationalcity.com

      After the spin-off, if you are a TRW Automotive stockholder and have questions relating to the spin-off, you can contact us directly. Our contact information is:

TRW Automotive Inc.

12025 Tech Center Drive
Livonia, MI 48150
Tel: (734) 266-2600
Fax: (734) 266-5702
Attention: Investor Relations

SUMMARY COMBINED FINANCIAL DATA

      The summary combined financial data as of and for each of the three years ended December 31, 2001 have been derived from our audited financial statements. The summary combined financial data as of and for the six months ended June 30, 2002 and 2001 have been derived from unaudited combined financial statements. Our results for 2001 are also presented on a pro forma basis to give effect to the spin-off and the terms of our separation from TRW. Comparisons of certain items below are affected by the acquisition of LucasVarity plc in 1999 and divestitures during the three-year period. See “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this prospectus. The following financial information may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future.

					Six Months Ended
	Years Ended December 31,				June 30,

				Pro Forma
	1999	2000	2001	2001(1)	2001	2002

				(unaudited)
	(unaudited)
	(In millions, except per share data)
Statements of Operations Data:
Sales(2)	$10,472	$10,920	$10,091	$10,091
Gross profit	1,648	1,500	1,124	1,124
Earnings (loss) from continuing operations(3)(5)	68	90	(39)	90
Net earnings (loss)	122	93	(28)	101
Unusual items — before tax(5)	(240)	(222)	(281)	(281)
Unusual items — after tax(5)	(182)	(157)	(183)	(183)
Per diluted share of common stock:
Continuing operations
Net earnings (loss)
Shares used in computing per share amounts — diluted
Statements of Cash Flows Data:
Cash provided by (used in) operating activities	964	751	828	957
Cash provided by (used in) investing activities	(5,089)	641	(409)	(409)
Cash provided by (used in) financing activities	4,296	(1,452)	(464)	(464)
Other Data (unaudited):
EBITDA(4)(5)	1,202	1,152	848	878

	As of December 31,				As of June 30,

				Pro Forma
	1999	2000	2001	2001(1)	2001	2002

				(unaudited)
	(unaudited)
	(In millions, except per share data)
Balance Sheets Data:
Current assets	$3,610	$2,521	$1,937	$1,937
Current liabilities	2,922	2,786	2,577	2,577
Working capital	688	(265)	(640)	(640)
Total assets	12,638	11,293	10,287	10,287
Total debt	6,521	5,053	4,597	2,550
Parent company investment	1,918	2,015	1,925	N/A

(1)	The unaudited pro forma financial information as of and for the year ended December 31, 2001 has been prepared by adjusting TRW Automotive’s historical combined financial statements to give effect to the following assumptions:

•	A reduction in total funding of TRW Automotive to $2,800 million, which is comprised of $2,550 million of debt and $250 million of proceeds from securitized receivables, as of January 1, 2001 and for the year 2001 to reflect the effects of completing the restructuring and related transactions described herein using a blended funding rate of 7.7 percent. The blended funding rate is an estimate of the funding costs that would have been incurred by TRW Automotive as a stand-alone company using a mix of fixed and floating rate funding with floating rates based on average rates for the year. A 1/8 percent change to the annual funding rate would change the funding cost by about $3.5 million for the year ended December 31, 2001.

•	A reduction in general and administrative corporate expense by $41 million, representing the corporate operating expenses that would not have been incurred had TRW Automotive operated on a stand-alone basis. The reduced general and administrative expenses to $40 million represents our estimate of the incremental costs to operate TRW Automotive on a stand-alone basis. The amount was derived by analyzing the 2002 functional cost center budgets of TRW corporate to determine the incremental services that would be required to operate TRW Automotive. The $40 million is being used by TRW Automotive management for 2003 budget purposes.

For additional information, see “The Spin-off — Transactions Prior to or Concurrent With the Spin-off” and “Certain Indebtedness.”

(2)	Sales in 2001 decreased 8 percent to $10.1 billion as compared to 2000 sales of $10.9 billion. The decrease resulted from the effects of a decline in vehicle production, primarily in North America, the effect of foreign currency exchange, business divestitures and lower pricing. Sales in 2000 increased 4 percent from sales of $10.5 billion in 1999. The increase was a result of higher volumes, the inclusion of the first quarter of 2000 sales of LucasVarity, which was acquired on March 25, 1999 and the consolidation of an affiliate, partially offset by the effects of foreign currency exchange, lower pricing and divestitures of several businesses.

(3)	Earnings (loss) from continuing operations for 2001 was a loss of $39 million compared to earnings of $90 million in 2000 and $68 million in 1999. Unusual charges were $183 million, $157 million and $182 million for 2001, 2000, and 1999, respectively. The decrease in earnings from continuing operations, without unusual items, in 2001 from 2000 resulted primarily from lower gross profit partially offset by lower administrative and selling, research and development and interest expense. Gross profit decreased due to lower volume and lower margins on new products, lower pricing, increased warranty and recall charges, the effects of foreign currency exchange and divestitures, partially offset by net cost reductions. The decrease in earnings from continuing operations, without unusual items, from 1999 to 2000 resulted primarily from higher interest expense and lower gross profit, offset by lower administrative and selling and research and development expenses and a lower effective income tax rate. The decrease in gross profit resulted from lower pricing, changes in the mix of automotive products, divestitures of several businesses, the effect of foreign currency exchange and an increase in warranty charges, partially offset by cost reductions and an additional quarter of results of operations of LucasVarity.

(4)	EBITDA, a measure used by management to measure operating performance, represents earnings from continuing operations before interest, income taxes, depreciation and amortization, including amortization of other intangibles. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to operating income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Restructuring” and “Asset Impairments” notes to financial statements for a discussion of unusual items.

RISK FACTORS

      You should carefully consider each of the following risks and all of the other information set forth in this prospectus. Some of the following risks relate principally to our separation from TRW. Other risks relate principally to our business in general and the industry in which we operate. Finally, other risks relate principally to the securities markets and ownership of our common stock. Although the risks and uncertainties described below are all of the material risks that we believe we currently face, additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

      If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risk Factors Relating to Separating from TRW

      There are risks relating to our separation from TRW that you should consider in connection with your investment in and ownership of our common stock.

Our historical and pro forma financial information may not be representative of our results as a separate company

      The historical and pro forma financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future. This is because:

•	we have made certain adjustments and allocations since TRW did not account for us as, and we were not operated as, a single, stand-alone business for the periods presented; and

•	the information does not reflect certain changes that will occur in our funding and operations as a result of our separation from TRW.

Accordingly, we cannot assure you that our historical results of operations are indicative of our future operating or financial performance. For additional information, see “Summary Combined Financial Data,” “Selected Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We may incur material costs in connection with our separation from TRW

      We may incur costs and expenses greater than those we have planned for in connection with our separation from TRW. These increased costs and expenses may arise from various factors, including financing costs greater than those expected, arising from changes in prevailing interest rates and increased difficulty in obtaining financing as a stand-alone entity. We cannot assure you that these costs will not be material to our business.

Pre- or post-spin-off acquisitions of the stock of TRW or TRW Automotive could render the spin-off taxable to TRW and, in certain circumstances, its shareholders

      TRW expects to receive a private letter ruling from the IRS or an opinion from tax counsel, in either case, to the effect that the spin-off will qualify for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code. Assuming the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, TRW may nevertheless be subject to tax under Section 355(e) of the Code if 50 percent or more of the capital stock, by vote or value, of TRW or TRW Automotive is acquired, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. If Section 355(e) of the Code were to apply, the spin-off would remain tax-free to each holder of our capital stock, but TRW would be required to pay a corporate tax on the spin-off, based on the excess of the fair market value of our shares of common stock distributed in the spin-off over TRW’s tax basis for such shares. In addition, without regard to Section 355(e), a pre- or post-spin-off acquisition of TRW or TRW Automotive that is taxable, in whole or in part, could render the spin-off taxable to TRW and the shareholders of TRW if the spin-off, when coupled with the acquisition, is treated as a “device” for the distribution of earnings and profits under general principles of Section 355.

      Under the tax sharing agreement between us and TRW, we would be required to indemnify TRW against a portion of the tax liability resulting under Section 355(e), or Section 355 generally, if such taxable gain resulted solely from our actions, including as a result of an acquisition or issuance of our capital stock. To this end, pursuant to the tax sharing agreement, during the two-year period following the spin-off we are precluded from engaging in certain transactions unless TRW first obtains a supplemental private letter ruling from the IRS to the effect that such transaction will not adversely affect the tax-free status of the spin-off. In addition, in certain circumstances we and TRW would each be responsible for 50 percent of the tax liability incurred by reason of the spin-off not qualifying as tax-free under Section 355 of the Code. A more complete discussion of the relevant provisions of federal income tax law appears in the section entitled “The Spin-Off — Material U.S. Federal Income Tax Consequences” on page 22 of this prospectus. Also, for additional information on our tax sharing agreement with TRW, see “Relationship With TRW — Tax Sharing Agreement.”

Our ability to meet our future capital and liquidity requirements may be affected by our level of funding

      On the completion of our separation from TRW, we expect to have approximately $2.8 billion of gross funding (debt plus securitized receivables) outstanding. We anticipate, based upon advice from our financial advisors, that this level of funding is appropriate to obtain and maintain an investment grade rating. However, no assurances can be given that we will obtain an investment grade rating, or that if we do obtain an investment grade rating we will be able to maintain it, or that having an investment grade rating will result in tangible benefits to us such as lower interest rates or less restrictive debt securities. Moreover, while this is less debt than the total debt that has been outstanding at TRW, it will have to be supported by the cash flows provided by our operations, which comprise a business smaller than that which supported the debt of TRW. A substantial portion of our cash flows from operations will be dedicated to meeting our payment obligations on our debt. If we fail to realize our expected cash flows from operations, our liquidity position may be adversely affected. Our working capital requirements and cash flows from operations can vary greatly from quarter to quarter, depending on the volume of production, the payment terms with our customers and suppliers and the build-up of inventories. We cannot assure you that we will be able to meet our future capital requirements in the same manner, and on the same terms, as we did when we were a part of TRW.

The transitional services to be provided to us by TRW may not be sufficient to meet our needs

      We have never operated as a stand-alone company. While TRW will be contractually obligated to provide us with certain transitional services, we cannot assure you that these services will be sustained at the same level as when we were a part of TRW or that we will obtain the same benefits. Also, we cannot assure you that, after the expiration of these various arrangements, we will be able to replace the transitional services in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from TRW. These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from TRW. The prices charged to us under these agreements may be higher or lower than the prices that may be charged by unaffiliated third parties for similar services. For more information about these arrangements, see “Relationship With TRW — Transition Services Agreement.”

Some of our directors and executive officers may have conflicts of interest because they own TRW stock

      Some of our directors and executive officers own substantial amounts of TRW stock because of their relationships with TRW prior to our separation from TRW. Such ownership could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and TRW. See “Management — Stock Ownership of Directors and Executive Officers.”

Risk Factors Relating to our Business

      Our business is subject to risks relating to the industry in which we operate that you should consider in connection with your investment in and ownership of our common stock.

We may be unable to continue to compete successfully in the highly competitive automotive parts industry

      The automotive parts and components industry is highly competitive. Our competitors include independent suppliers of parts and components, as well as suppliers formed by spin-offs by our existing VM customers, who are becoming more aggressive in attempting to sell parts and components to other VMs. Depending on the particular product, the number of our competitors varies significantly, and many of the products have high capital requirements and require high engineering content. We cannot assure you that we will be able to continue to compete favorably or that increased competition in our markets will not have a material adverse effect on our business, results of operations and financial condition.

The cyclicality of automotive production and sales could adversely affect our business

      Almost all of our business is directly related to automotive sales and automotive vehicle production by our customers. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences. In addition, automotive production and sales can be affected by labor relations issues, regulatory requirements, trade agreements and other factors. Any significant economic decline that results in a reduction in automotive production and sales by our customers could have a material adverse effect on our business, results of operations and financial condition.

Continued pricing pressures on automotive suppliers may adversely affect our business

      Pricing pressure from customers has been a characteristic of the automotive supply industry in recent years. Virtually all VMs have policies of seeking price reductions each year. We have taken steps to reduce costs and resist price reductions; however, price reductions have impacted our sales and profit margins. If we are not able to offset continued price pressure through improved operating efficiencies and reduced expenditures, those pressures may have a material adverse effect on our business, results of operations and financial condition.

We rely on our significant customers

      For the year ended December 31, 2001, approximately 18 percent of our sales were to Ford Motor Company or its subsidiaries, approximately 17 percent of our sales were to DaimlerChrysler AG or its subsidiaries, approximately 13 percent of our sales were to General Motors Corporation or its subsidiaries and approximately 13 percent of our sales were to Volkswagen AG or its subsidiaries. Although business with any given customer is typically split into several contracts, the loss of, or significant reduction in purchases by, one or more of those major customers could materially and adversely affect our business, results of operations and financial condition.

      The production volumes of our customers are dependent upon general economic conditions and the level of consumer spending. The volume of automotive production in North America, Europe, South America and Asia has fluctuated from year to year, and such fluctuations will give rise to fluctuations in the demand for our products. Worsening economic conditions or other factors that result in reduced automotive production could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with our foreign operations

      We have significant manufacturing operations outside the United States, including joint ventures and other strategic alliances. Risks are inherent in international operations, including:

•	customary exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	changes in local economic conditions;

•	unexpected changes in laws and regulations;

•	exposure to possible expropriation or other government actions; and

•	unsettled political conditions and possible terrorist attacks against American interests.

We cannot assure you that these and other factors will not have a material adverse effect on our international operations or on our business, results of operations and financial condition.

A strengthening United States dollar reduces our reported results of operations from our international businesses

      In 2001, approximately 57 percent of our sales were in foreign currencies. In our combined financial statements, we translate local currency financial results into United States dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening United States dollar, our reported international sales and earnings will be reduced because the local currency will translate into fewer United States dollars.

We may incur material losses and costs as a result of product liability and warranty claims that may be brought against us

      We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. We cannot assure you that we will not experience any material warranty or product liability losses in the future or that we will not incur significant costs to defend these claims.

      In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall involving these products. Automotive suppliers are becoming more integrally involved in the vehicle design process and are assuming more of the vehicle system integration functions. VMs are increasingly looking to their suppliers for contribution when faced with product liability, warranty and recall claims. Product liability, warranty and recall costs may have a material adverse effect on our business, results of operations and financial condition. Depending on the terms under which we supply products, a VM may hold us responsible for some or all of the repair or replacement costs of these products under new vehicle warranties, when the product supplied did not perform as represented. Certain VMs have advised us that they intend to pursue warranty claims to a greater extent than previously. We cannot assure you that our costs associated with providing product warranties will not be material.

We may be adversely affected by the environmental and safety regulations to which we are subject

      We are subject to the requirements of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries. We cannot assure you that we have been or will be at all times in complete compliance with all of these requirements, or that we will not incur material costs or liabilities in connection with these requirements in excess of amounts we have reserved. In addition, these requirements are complex, change frequently and have tended to become more stringent over time, and we cannot assure you that these requirements will not change in the future in a manner that could have a material adverse effect on our business, results of operations and financial condition. We have made and will continue to make capital and other expenditures to comply with environmental requirements. For more information about our environmental compliance and potential environmental liabilities, see “Business — Environmental Matters.”

Increasing costs for raw materials may adversely affect our profitability

      We use a broad range of raw materials and supplies, including metals, castings, chemicals and electronic components in our products. A significant increase in the price of raw materials could materially increase our operating costs and materially adversely affect our profit margins. While we generally attempt to pass increased raw materials prices through to our customers in the form of price increases, this cannot always be accomplished. In addition, we may not be able to increase our prices sufficiently to cover any significant raw materials cost increases. We also purchase from suppliers various types of equipment and component parts that may include these materials.

Non-performance by our suppliers may adversely affect our operations

      Because we purchase from suppliers various types of equipment and component parts, we may be materially and adversely effected by the failure of those suppliers to perform as expected. This non-performance may consist of delivery delays caused by financial or production issues or delivery of non-conforming product. Although we have taken a number of steps to protect against and to minimize these risks, we cannot assure you that these measures will be effective.

Work stoppages at our customers’ facilities or at our facilities could adversely affect our operations

      If one or more of our customers experiences a material work stoppage, that customer may halt or limit the purchase of our products. This could cause us to shutdown production facilities relating to those products, that could have a material adverse effect on our business, results of operations and financial condition.

      As of December 31, 2001, approximately 22 percent of our United States hourly workforce and approximately 78 percent of our hourly workforce outside of the United States were represented by 39 unions. It is likely that a significant portion of our hourly workforce will remain unionized for the foreseeable future. A work stoppage at one or more of our plants may have a material adverse effect on our business, results of operations and financial condition.

Risk Factors Relating to Securities Markets

      There are risks relating to securities markets that you should consider in connection with your investment in and ownership of our common stock.

Our stock price may fluctuate significantly following the spin-off

      Before the spin-off date, there will be no public market for our common stock. Shortly before the spin-off record date, trading of our common stock on a “when-issued” basis is expected to begin. Our common stock is expected to trade on the NYSE under the symbol “          .” See “The Spin-Off — Listing and Trading of TRW Automotive Common Stock.”

      We cannot predict the prices at which our common stock may trade after the spin-off. We cannot assure you that the combined trading prices of shares of TRW common stock and shares of our common stock after the spin-off will be equal to or greater than the trading price of shares of TRW common stock prior to the spin-off. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our business profile may not fit the investment objectives of TRW shareholders, causing them to sell our shares after the spin-off;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	overall market fluctuations;

•	our dividend policy;

•	developments in, and publicity regarding, the automotive industry, the automotive parts industry or any of our significant customers; and

•	domestic and foreign economic conditions.

In particular, the realization of any of the risks described in these “Risk Factors” could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual performance.

Provisions in our charter documents and Delaware law could delay or prevent a change in control of TRW Automotive, which could adversely affect the price of our common stock

      The existence of some provisions in our charter documents and Delaware law could delay or prevent a change in control of TRW Automotive, which could adversely affect the price of our common stock. Our certificate of incorporation and bylaws contain some provisions that may make the acquisition of control of TRW Automotive more difficult. These provisions include a classified board and other provisions relating to the nomination, election and removal of directors and limitations on actions by our stockholders, including provisions relating to advance notice by stockholders of business to be presented at a meeting of stockholders. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. For a description of these provisions, see “Description of Capital Stock.”

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

      This prospectus contains certain “forward-looking statements.” You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “could,” “will,” “should,” “likely,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms. You should be aware that the preparation of any forward-looking statement requires the use of estimates of future sales, expenses, activity levels and economic and market conditions, many of which are outside our control. Our results could be affected by:

•	our ability to obtain new contract awards;

•	pricing pressures from our customers;

•	moderation or decline in the automobile build rate;

•	changes in consumer debt levels;

•	work stoppages;

•	unanticipated downturn in the financial condition of, or business relationships with, our customers or suppliers;

•	our ability to reduce the level of our outstanding debt with cash flow from operations and the proceeds from asset dispositions;

•	a credit rating downgrade;

•	increase in interest rates;

•	customer recall and warranty claims;

•	product liability and litigation issues;

•	changes to the regulatory environment regarding automotive safety;

•	the introduction of competing products or technology by our competitors;

•	our ability to attract and retain skilled employees with high-level technical competencies;

•	economic, regulatory and political conditions domestically and internationally;

•	fluctuations in currency exchange rates; and

•	the impact of additional terrorist attacks, which could result in reduced automotive production and disruptions to the transportation system.

      Actual results may differ materially from those expressed in these forward-looking statements. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. We assume no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by law.

THE SPIN-OFF

Our History

      We are currently a wholly-owned subsidiary of TRW. We were incorporated in Delaware on June 3, 2002 in contemplation of the spin-off. The spin-off is the final step in the separation of TRW’s automotive business and TRW’s systems, space and electronics businesses, which TRW first announced in March 2002. As a result of the spin-off, TRW and TRW Automotive will each become “pure-play” independent companies, where TRW Automotive will be devoted primarily to the automotive business and TRW will be devoted primarily to the systems, space and electronics businesses.

      Historically, our business resulted from the combination of the legacy TRW automotive business with the legacy LucasVarity plc automotive business in 1999. We are a global leader in active safety technologies (steering, suspension, ABS and other advanced braking systems) and passive safety technologies (seat belts, inflatable restraints and other occupant safety products). We are one of the leading Tier-1 suppliers in all of our principal product categories. We operate our business along the following three major operating segments:

•	Chassis Systems, which includes active safety systems and components in the areas of braking, steering, suspension and integrated vehicle control;

•	Occupant Safety Systems, which includes passive safety systems and components in the areas of inflatable restraints, seat belts, steering wheels and safety and security electronics; and

•	Other Automotive, which includes engine valves and components, engineered fasteners and components and body control systems.

Benefits of Our Separation From TRW and the Spin-Off

      We believe that we will realize significant benefits from our separation from TRW and the spin-off. In the spin-off, we will become a “pure-play” independent company devoted primarily to the automotive business and better positioned to achieve improved growth and returns. In particular, as an independent company, we expect to benefit from the following:

•	Capital Financing Flexibility. We believe that our separation from TRW and the spin-off will benefit us by enhancing our capital financing flexibility. In its conglomerate form, TRW’s capital stock may not be as attractive to stockholders in target companies in our industry as would be our capital stock. We believe that, after the spin-off, we will have more flexibility to make appropriate investments required to succeed in our industry using our capital stock as currency than TRW would have in the absence of the spin-off. In addition, we will no longer have to compete with other businesses of TRW for funding. However, we expect to enter into agreements and engage in certain debt financing transactions in connection with our separation from TRW that are anticipated to contain provisions that will limit our ability to issue our capital stock and incur debt, including in connection with acquisitions. Also, certain provisions of the tax sharing agreement may restrict our ability to issue stock in order to make acquisitions or raise additional capital in the two years subsequent to the spin-off, unless TRW receives a supplemental ruling from the IRS. See “— Transactions Prior to or Concurrent With the Spin-Off — Debt Financing Transactions,” “Relationship With TRW — Master Distribution Agreement” and “Relationship With TRW — Tax Sharing Agreement.”

•	Corporate Fit and Focus. We believe that the spin-off will improve the corporate fit and focus of our business, as our management will be able to devote more attention to and focus on the automotive business than it was able to prior to the spin-off. The management of TRW’s automotive business and its non-automotive businesses requires different management techniques and strategies. The spin-off will permit our management to focus on the automotive business, including employee incentives, capital expenditures and applicable regulations. We believe the spin-off will also simplify our organizational and internal reporting structures and expedite our decision making.

•	Management Incentive. We believe that the spin-off will enhance our ability to attract, retain and provide incentives to our management and other employees by using stock-based incentive compensation programs relating more directly to the business in which they are employed. We believe our management’s focus will also be strengthened by incentive compensation programs tied to the market performance of our common stock. See “Management — Executive Compensation.”

•	Focus on Automotive Industry. We believe that the spin-off will place us in a better position to capitalize on the projected growth in light vehicle production because we are one of the leaders in the worldwide supply of key automotive products, including braking, steering, inflatable restraints, steering wheels, seat belts, engine valves and engineered fasteners.

We cannot assure you that these benefits will be realized by us to the extent we expect.

Transactions Prior to or Concurrent With the Spin-Off

Sale of TRW Aeronautical Systems Business

      On June 19, 2002, TRW entered into an agreement to sell to Goodrich Corporation for $1.5 billion substantially all of the assets and liabilities currently associated with TRW’s aeronautical systems business and the equity or similar interests currently held by TRW in certain subsidiaries and other entities that conduct such business, which we refer to as the ASG sale. TRW expects that the ASG sale will close in the fourth quarter of 2002.

Restructuring Transactions

      The “restructuring transactions” refer to the series of transactions that will result in the separation of TRW’s automotive business and TRW’s non-automotive businesses.

      Shortly prior to the spin-off, TRW will transfer to us all of the assets associated with its automotive business, and we will assume all of the liabilities associated with the automotive business (including contingent liabilities). TRW will retain all of the assets and liabilities associated with its non-automotive businesses. All assets and liabilities will be transferred without any representation or warranty on an “as is, where is” basis.

      As part of the restructuring transactions, we intend to issue to TRW that number of shares of our common stock to be outstanding on the spin-off record date so as to be able to effect a one-for-one distribution of such shares in the spin-off and avoid fractional shares. In addition, we anticipate issuing shares of our Series A Convertible Preferred Stock to a subsidiary of TRW, which shares will be subsequently sold shortly before the spin-off to a third party equity investor unaffiliated with TRW. See “— Third Party Equity Sale.”

      In general, all intercompany balances between TRW and us will be settled by cancellation or transfer in the restructuring transactions. Based on the anticipated cash requirements of TRW and us following the spin-off, the master distribution agreement governing the spin-off will set a “restructuring funding target amount” for us and, to ensure that this target is met, will provide for a cash adjustment based on the difference between the “restructuring funding actual amount” and the “restructuring funding target amount” as of the end of the fiscal month immediately preceding the spin-off.

Third Party Equity Sale

      We anticipate that the subsidiary of TRW to which we will issue shares of our Series A Convertible Preferred Stock in the restructuring transactions will sell all of these shares to a third party equity investor unaffiliated with TRW shortly before the spin-off. In addition, we expect to sell new shares of our Series A Convertible Preferred Stock to the third party equity investor either prior to, concurrently with or after the spin-off. The shares of our Series A Convertible Preferred Stock to be sold by the subsidiary of TRW and to be sold by us to the third party equity investor are expected to collectively represent not more than 20 percent of the shares of our common stock outstanding immediately after the closing of these transactions, assuming conversion of these shares into shares of our common stock. In this prospectus, we sometimes refer to these transactions as the “third party equity sale.”

      TRW is expected to use the proceeds from the sale of our Series A Convertible Preferred Stock by the subsidiary of TRW in the third party equity sale, anticipated to be approximately $          , to repay outstanding debt. We will use the proceeds from our issuance and sale of our Series A Convertible Preferred Stock in the third party equity sale, expected to be approximately $          , to repay a portion of an intercompany note that will be issued by us to TRW shortly before the spin-off.

      We expect to enter into a preferred stock purchase agreement with the subsidiary of TRW and the third party equity investor. The agreement is expected to contain reasonable and customary indemnification and termination provisions. The completion of the third party equity sale is also expected to be subject to a number of reasonable and customary conditions.

      The sales and issuances of stock contemplated by the third party equity sale are expected to be exempt from registration under the Securities Act of 1933, as amended. In addition, we expect to enter into a registration rights agreement with the third party equity investor, pursuant to which we will grant the third party equity investor customary registration rights.

Financing Transactions

      Upon completion of the restructuring transactions, we expect to have outstanding approximately $2.8 billion of gross funding (debt plus securitized receivables), which we believe, on the advice of our financial advisors, is an appropriate level of funding to obtain and maintain an investment grade rating. We are continuing to evaluate alternative plans for creating the debt, and our initial debt load may be established through the issuance of new debt or the assumption of existing TRW debt, or a combination of these approaches. The final terms of that debt and our approach for incurring it will not be determined until shortly prior to the declaration by TRW of the dividend comprising the shares of our common stock that will be distributed in the spin-off, or the spin-off declaration date. The unaudited pro forma financial information as of December 31, 2001, and the pro forma capitalization information as of June 30, 2002, each of which appear elsewhere in this prospectus, assume that we will have $2.8 billion of gross funding (debt plus securitized receivables).

      In conjunction with the spin-off, we plan to complete long-term financings in an amount up to $           million in the capital markets to fund a portion of the funds distributed to TRW Inc. at the time of the spin-off. We also plan to establish a multi-year term loan in an amount up to $           million from a group of banks as an additional long-term funding source.

Manner of Effecting the Spin-Off

      TRW has advised us that, if the TRW shareholders approve the spin-off and the other conditions to the spin-off are satisfied or waived, TRW anticipates that, on or about                     , 2002, TRW will formally authorize and declare the spin-off dividend and set the spin-off record date and the spin-off date.

      The spin-off record date is presently expected to be on or about                     , 2002. The spin-off date is presently expected to be on or about                     , 2002. Prior to the spin-off record date, TRW is expected to redeem all of its outstanding shares of preferred stock. On the spin-off date, TRW will distribute to the holders of the outstanding shares of TRW common stock on the spin-off record date all of the shares of our common stock held by TRW (representing           percent of our common stock expected to be outstanding after the spin-off, assuming conversion of the shares of our Series A Convertible Preferred Stock to be sold in the third party equity sale) on the basis of one share of our common stock for each share of TRW common stock.

      On the spin-off date, all of the outstanding shares of our common stock held by TRW will be delivered by TRW to National City Bank, the distribution agent for the spin-off. On or shortly after the spin-off date:

•	holders of record of TRW common stock on the spin-off record date will be mailed certificates representing the number of shares of our common stock to which they are entitled; and

•	beneficial owners of TRW common stock on the spin-off record date should have credited to their brokerage, custodian or similar account through which they own their TRW common stock, the number of shares of our common stock to which they are entitled.

      If TRW shareholders approve the spin-off at the special meeting described in the accompanying proxy statement, no further shareholder action will be necessary for you to receive the shares of our common stock to which you will be entitled in the spin-off. This means that:

•	you will not need to pay any consideration to TRW or to us; and

•	you will not need to surrender any shares of TRW common stock to receive your shares of our common stock.

All shares of our common stock distributed in the spin-off will be fully paid and non-assessable.

Results of the Spin-Off

      After the spin-off, both TRW Automotive and TRW will be independent, publicly traded companies. Their respective management, business fundamentals, growth characteristics and strategic priorities will be different from those of TRW prior to the spin-off. TRW will have no equity interest in TRW Automotive after the spin-off and the third party equity sale, and we will have no equity interest in TRW after the spin-off.

      After the spin-off:

•	we will own and operate TRW’s automotive business; and

•	TRW will continue to own and operate TRW’s systems, space and electronics businesses.

      Immediately following the spin-off, based on the anticipated number of outstanding shares of TRW common stock and the record holders on the spin-off record date, we expect to have approximately            million shares of our Series A Convertible Preferred Stock outstanding, held by the third party equity investor, and            million shares of common stock outstanding, held by approximately       record holders.

      Our common stock will be a different security from TRW common stock and will not trade or be valued alike. We refer you to the discussion under “Description of Capital Stock.”

Listing and Trading of TRW Automotive Common Stock

      We intend to apply to the NYSE for the listing of our common stock. We anticipate that a temporary form of interim trading in our common stock, called “when-issued” trading, will commence shortly before the spin-off record date. “When-issued” trading reflects the value at which the market expects our common stock to trade after the spin-off. If “when-issued” trading develops, you will be able to buy and sell our common stock before the spin-off, but none of these trades will settle until after the spin-off and after “regular way” trading in our common stock has begun. If the spin-off does not occur, all “when-issued” trading will be null and void. If “when-issued” trading occurs, the listing for our common stock is expected to be represented by the trading symbol “          ” and accompanied by the letters “wi” on the NYSE.

      Additionally, it is expected that “ex-distribution” trading in TRW common stock will develop before the spin-off record date. “Ex-distribution” trading means that you may trade TRW common stock before the completion of the spin-off, but on a basis that reflects the value at which the market expects TRW common stock to trade after the spin-off. If “ex-distribution” trading develops, you may buy and sell those shares before the spin-off, but none of these trades will settle until after the spin-off and after “regular way” trading in TRW common stock has begun. If the spin-off does not occur, all “ex-distribution” trading will be null and void. If

“ex-distribution” trading occurs, the listing for TRW common stock will be represented by the trading symbol “TRW” and accompanied by the letters “wi” on the NYSE.

      The NYSE will not approve any trading of our common stock until the Securities and Exchange Commission, or SEC, has declared effective our registration statement on Form S-1 of which this prospectus forms a part.

      There is now no public market for our common stock. We cannot predict the prices at which our common stock may trade prior to the spin-off on a “when-issued” basis or after the spin-off. The prices at which trading in our common stock occurs may fluctuate significantly. See “Risk Factors — Risk Factors Relating to Securities Markets — Our stock price may fluctuate significantly following the spin-off.” Market prices may also be affected by provisions of our certificate of incorporation and bylaws, which may have an anti-takeover effect. See “Description of Capital Stock — Anti-Takeover Effects of Delaware General Corporation Law and Provisions of our Certificate of Incorporation and Bylaws.”

Master Distribution Agreement and Ancillary Agreements

      Prior to the spin-off, we expect to enter into agreements with TRW in connection with our separation from TRW, the spin-off and related matters. These agreements are expected to include:

•	a master distribution agreement, providing for, among other things, the completion of the restructuring transactions and the spin-off, and agreements between us and TRW, including those relating to indemnification;

•	a tax sharing agreement, providing for, among other things, the allocation between us and TRW of federal, state, local and foreign tax liabilities for periods prior to the spin-off and, in some instances, for periods after the spin-off;

•	an employee matters agreement, pursuant to which, among other things, some employee-related assets and liabilities of TRW will be allocated between us and TRW and some arrangements will be made with respect to employee benefit plans and compensation arrangements;

•	an insurance allocation agreement, pursuant to which, among other things, certain insurance policies and arrangements of TRW and related coverages will be allocated to us, and TRW will provide certain administrative insurance services to us;

•	intellectual property license agreements, pursuant to which, among other things, we will license certain intellectual property from TRW and TRW will license certain intellectual property from us;

•	a trademark license agreement, pursuant to which TRW will license certain names and trademarks to us; and

•	a transition services agreement, pursuant to which, among other things, TRW will provide certain services to us and we will provide transition services to TRW for a transition period following the spin-off.

      In this prospectus, we sometimes refer to these agreements (other than the master distribution agreement) as the “ancillary agreements.” The master distribution agreement and the ancillary agreements are expected to be entered into in the context of a parent-subsidiary relationship and are expected to be negotiated in the overall context of our separation from TRW and the spin-off. The terms and conditions of these agreements may be more or less favorable than those we could negotiate with unaffiliated third parties.

      For more information regarding the separation arrangements contemplated by these agreements, see “Relationship With TRW.”

Conditions to Spin-Off; Termination of Spin-Off

      The spin-off will not be effected unless a number of conditions are satisfied or, if permitted, waived, including, among others:

•	receipt of the requested IRS ruling, in form and substance satisfactory to TRW, to the effect that the spin-off will constitute a tax-free spin-off for U.S. federal income tax purposes for both holders of TRW common stock and TRW, and the continued effectiveness of such ruling, or alternatively, receipt by TRW of a satisfactory opinion from tax counsel;

•	the completion in all material respects, to the extent required to be completed prior to the spin-off, of the restructuring transactions;

•	the completion in all material respects of the ASG sale;

•	our level of indebtedness not exceeding certain specified levels;

•	the satisfaction of TRW with the treatment of the debt of TRW and its subsidiaries in connection with the restructuring transactions and the spin-off, including the allocation of such debt between TRW and TRW Automotive;

•	receipt of all material governmental and third party consents and approvals by governmental entities required in connection with the spin-off;

•	the completion by us of the debt financing transactions described elsewhere in this prospectus relating to debt to be incurred or assumed by us from one or more financial institutions under one or more credit facilities and/or through the issuance of our debt securities in one or more public offerings or private placements;

•	the authorization for listing of our common stock on the NYSE, subject to official notice of issuance;

•	the approval of the spin-off at the special meeting by the holders of shares of TRW common stock in accordance with the Ohio General Corporation Law; and

•	the receipt by the TRW board of directors of a satisfactory solvency opinion and the satisfaction of the TRW board of directors as to matters relating to the solvency and adequacy of capital of TRW and us.

      Under the master distribution agreement, prior to the spin-off record date, the TRW board of directors will retain discretion, even if TRW shareholders approve the spin-off and the other conditions to the spin-off are satisfied, to abandon, delay or modify the spin-off or any matter contemplated by the spin-off. See “Relationship With TRW — Master Distribution Agreement.”

Material U.S. Federal Income Tax Consequences

     The Spin-Off

      TRW has requested a private letter ruling from the IRS regarding the material U.S. federal income tax consequences of the spin-off. In the event that the IRS has not issued the private letter ruling on or shortly before the spin-off declaration date, TRW has advised us that it expects to receive an opinion from tax counsel regarding the material federal income tax consequences of the spin-off. The following summarizes the material U.S. federal income tax consequences that are expected to result from the spin-off assuming the private letter ruling is issued or an opinion from tax counsel is received:

•	the receipt of TRW Automotive common stock in the spin-off will qualify as a tax-free distribution under Section 355 of the Code;

•	no income, gain or loss will be recognized by and no amount will be included in the income of a holder of TRW common stock as a result of the spin-off;

•	the basis of a holder of TRW common stock in the TRW Automotive common stock received on the spin-off date in respect of TRW common stock will be determined by allocating the holder’s basis in

TRW common stock immediately before the spin-off between the TRW common stock and the TRW Automotive common stock received in proportion to their relative fair market values;

•	the holding period of the TRW Automotive common stock received in the spin-off will include the holding period of the TRW common stock with respect to which the TRW Automotive common stock will be distributed, provided that the TRW common stock is held as a capital asset on the spin-off date;

•	any cash received in lieu of fractional shares of TRW Automotive common stock as part of the spin-off will give rise to gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares interests, and such gain or loss will be capital gain or loss if the TRW common stock with respect to which the spin-off is made is held as a capital asset on the spin-off date; and

•	no income, gain or loss will be recognized by TRW solely on account of the spin-off.

      The IRS private letter ruling or the opinion from tax counsel, as the case may be, will be based on provisions of the Code and the regulations promulgated thereunder, and on current administrative rulings and court decisions, in effect as of the date of that ruling, all of which are subject to change.

      It is expected that the IRS private letter ruling or the opinion from tax counsel, as the case may be, will not cover all U.S. federal income tax consequences that may be relevant to holders of TRW common stock, particularly holders that are entitled to special treatment under the Code. We urge each holder of TRW common stock to consult his or her own tax advisor as to the particular tax consequences of the spin-off to that holder, including the application of state, local, and foreign tax laws, and the effect of possible changes in the tax law that may affect the tax consequences described above.

     Applicability of IRS Private Letter Ruling

      The IRS private letter ruling, if issued, will be based on the facts presented and representations made by TRW. Generally, an IRS private letter ruling will not be revoked or modified retroactively unless there has been an omission or misstatement of a material fact or a breach of a material representation. TRW intends to present all relevant facts and is not aware of any facts or circumstances that would cause those representations to be incorrect or incomplete in any material respect. In addition, TRW and TRW Automotive will agree in the tax sharing agreement not to take actions, or to fail to take actions, that are inconsistent with the representations upon which the IRS private letter ruling will be based. If, however, in the remote circumstance that those facts or representations were found to be incorrect or incomplete in any material respect, TRW could not rely on the IRS private letter ruling and the spin-off might not qualify as a tax-free distribution under Section 355 of the Code.

      If the spin-off were found to be a taxable distribution of TRW Automotive common stock, TRW shareholders would be treated as receiving a taxable distribution, generally taxed as a dividend, in an amount equal to the fair market value of the TRW Automotive common stock received on the spin-off date. Also, the tax basis of TRW Automotive common stock received in the spin-off would equal its fair market value on the spin-off date and the holding period of the stock would begin with and include the day after the spin-off date. TRW would recognize a corporate-level tax based on the excess, if any, of the fair market value of the TRW Automotive common stock distributed over TRW’s tax basis for such TRW Automotive common stock. In certain circumstances, TRW Automotive may be required to reimburse TRW for a portion of the taxes due with respect to the spin-off pursuant to the tax sharing agreement.

     Effect of Pre- or Post-Spin-Off Acquisitions

      An acquisition of TRW or TRW Automotive pre- or post-spin-off could render the spin-off taxable to TRW and, in certain circumstances, its shareholders. Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, the spin-off may become taxable to TRW pursuant to Section 355(e) of the Code if shares representing 50 percent or more of either TRW common stock or TRW Automotive common stock are acquired, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. If Section 355(e) were to apply to cause the spin-off to be taxable to TRW, the spin-

off would remain tax-free to TRW shareholders, but TRW would be required to pay a corporate tax based on the excess of the fair market value of the TRW Automotive common stock distributed over TRW’s tax basis for such TRW Automotive common stock. In addition, a pre- or post-spin-off acquisition of TRW or TRW Automotive that is taxable, in whole or in part, could render the spin-off taxable to TRW and the shareholders of TRW if the spin-off, when coupled with the acquisition, is treated as a “device” for the distribution of earnings and profits under general principles of Section 355.

     Certain Federal Income Tax Reporting Requirements

      United States Treasury regulations require each holder of TRW common stock that receives TRW Automotive common stock in the spin-off to attach to the shareholder’s U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the spin-off. Subsequent to the spin-off, TRW will provide its shareholders who received TRW Automotive common stock pursuant to the spin-off with the information necessary to comply with such requirement.

     Special Tax Notice

      The foregoing summary of the anticipated principal federal income tax consequences of the spin-off under current law does not purport to cover all federal income tax consequences, including those that may apply to particular categories of shareholders, or any tax consequences that may arise under the tax laws of other jurisdictions. The summary does not cover any state, local or foreign income tax or other tax consequences. Neither TRW Automotive nor TRW has requested any rulings or opinions with respect to the tax consequences of the spin-off under the laws of any state, local or foreign government. Each holder (including each corporate holder) of TRW common stock should consult his, her or its tax advisor as to the particular tax consequences of the spin-off, including application of federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Regulatory Approvals

     U.S. Antitrust

      Under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission, or the FTC, certain transactions may not be completed unless certain information has been furnished to the Antitrust Division of the United States Department of Justice, or the Antitrust Division, and the FTC and certain waiting period requirements have been satisfied. The anticipated sale of shares of our Series A Convertible Preferred Stock (assuming conversion of these shares into shares of our common stock) to an equity investor unaffiliated with TRW in the third party equity sale may be subject to such requirements.

      Under the provisions of the HSR Act, the anticipated sale of our Series A Convertible Preferred Stock cannot be completed until 30 calendar days (if the thirtieth day falls on a weekend or holiday, the waiting period will expire at the close of the next business day) following the filing by us or TRW and the third party equity investor of Notification and Report Forms, with respect to the sale of our Series A Convertible Preferred Stock, unless we or TRW and the third party equity investor receive a request for additional information and documentary material from the Antitrust Division of the Department of Justice or the FTC. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material from us or TRW and the equity investor concerning the third party equity sale, the waiting period will be extended and will expire at 11:59 P.M. Eastern time, on the thirtieth calendar day after the date of substantial compliance by us or TRW and the third party equity investor with that request. If the thirtieth day falls on a weekend or holiday, the waiting period will expire at 11:59 P.M. Eastern time on the next business day. Thereafter, such waiting periods can be extended only by court order or by voluntary consent of the parties.

      The Antitrust Division and the FTC frequently scrutinize the legality of transactions under the antitrust laws. At any time before or after the completion of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the sale of our Series A Convertible Preferred Stock or seeking divestiture of the stock so acquired by the third party equity investor or divestiture of certain of our or the third party equity investor’s assets. Private parties and State Attorneys General may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the anticipated sale of our Series A Convertible Preferred Stock to the third party equity investor will not be made, or if such a challenge is made, what the result will be.

     Other

      Additional filings may be necessary with governmental entities outside the U.S. In addition, it is possible that any of the governmental entities with which filings are made may seek various regulatory concessions as conditions for granting approval of the anticipated sale of our Series A Convertible Preferred Stock to the third party equity investor. There can be no assurance that:

•	we, TRW or the third party equity investor will be able to satisfy or comply with those conditions; or

•	the required regulatory approvals will be obtained within the time frame contemplated by us on terms and conditions that will be satisfactory to us, TRW and the third party equity investor.

DIVIDEND POLICY

      Our board of directors currently intends to declare quarterly dividends on our common stock, with the first quarterly dividend expected to be $           per share, or a rate of $           per share annually, declared and paid in the           quarter of           . Our board is free to change our dividend practices at any time, including to increase, decrease or eliminate any dividend on our common stock. Our board will base its decisions on, among other things, general business conditions, our financial results, contractual, legal and regulatory restrictions regarding dividend payments by our subsidiaries and any other factors our board may consider to be relevant.

PRO FORMA CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2002. The capitalization is presented on an actual basis and on a pro forma basis as if the spin-off and the restructuring transactions had occurred on June 30, 2002. The following pro forma adjustments were made to reflect the terms related to the spin-off:

•	capitalization of TRW’s investment to reflect the distribution of our common stock to TRW shareholders through a dividend of our common stock by TRW;

•	repayment of debt allocated to us from TRW through external financing;

•	additional short-term and long-term debt we expect to incur in order to finance operations separately from TRW; and

•	the sale of our Series A Convertible Preferred Stock in the third party equity sale.

      The pro forma capitalization is for illustrative purposes and does not purport to be representative of what our capitalization would have been had the spin-off and the restructuring transactions taken place on June 30, 2002. The pro forma capitalization table should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes, and other financial and statistical information included in this prospectus.

As of June 30, 2002

	Actual	Pro Forma

(unaudited)

(In millions)
Short-term debt (including current portion of long-term debt)	$	$
Long-term debt
Debt allocated from TRW

Total debt(1)	$	$

Minority interest	$	$

Stockholder’s investment
Common stock, par value $.001; 500 million shares authorized; shares issued and outstanding	$	$
Preferred stock, par value $.001; 50 million shares authorized; shares of Series A Convertible Preferred Stock issued and outstanding
Other capital
Parent company investment
Accumulated other comprehensive income (loss)

Total stockholder’s investment	$	$

Total capitalization	$	$

(1)	Excludes $ of proceeds from securitized accounts receivable.

SELECTED COMBINED FINANCIAL DATA

      The selected historical combined financial data as of and for each of the three years ended December 31, 2001 have been derived from our audited combined financial statements. The selected historical combined financial data as of and for the two years ended December 31, 1998 and the six months ended June 30, 2002 and 2001 have been derived from unaudited combined financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. Comparisons of certain items below are affected by the acquisition of LucasVarity in 1999 and divestitures during the five-year period. The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in the prospectus. The following financial information may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future.

											Six Months Ended
	Years Ended December 31,										June 30,

	1997		1998		1999		2000		2001		2001	2002

	(unaudited)										(unaudited)

	(In millions, except per share data)
Statements of Operations Data:
Sales(1)		$7,032		$7,201		$10,472		$10,920		$10,091
Gross profit		1,284		1,048		1,648		1,500		1,124
Earnings (loss) from continuing operations(2)(4)		284		233		68		90		(39)
Net earnings (loss)		284		233		122		93		(28)
Unusual items — before tax(4)		—		(24)		(240)		(222)		(281)
Unusual items — after tax(4)		—		(18)		(182)		(157)		(183)
Per diluted share of common stock:
Continuing operations
Net earnings (loss)	$		$		$		$		$
Shares used in computing per share amounts — diluted
Statements of Cash Flows Data:
Cash provided by (used in) operating activities	$	N/A	$	N/A		$964		$751		$828
Cash provided by (used in) investing activities		N/A		N/A		(5,089)		641		(409)
Cash provided by (used in) financing activities		N/A		N/A		4,296		(1,452)		(464)
Other Data (unaudited):
EBITDA(3)		871		854		1,202		1,152		848

	As of December 31,					As of June 30,

	1997	1998	1999	2000	2001	2001	2002

	(unaudited)					(unaudited)

	(In millions)
Balance Sheet Data:
Current assets	$1,687	$1,677	$3,610	$2,521	$1,937
Current liabilities	1,436	1,503	2,922	2,786	2,577
Working capital	251	174	688	(265)	(640)
Total assets	4,502	4,808	12,638	11,293	10,287
Total debt	1,440	1,737	6,521	5,053	4,597
Parent company investment	1,486	1,449	1,918	2,015	1,925

(1)	Sales in 2001 decreased 8 percent to $10.1 billion as compared to 2000 sales of $10.9 billion. The decrease resulted from the effects of a decline in vehicle production, primarily in North America, the effect of foreign currency exchange, business divestitures and lower pricing. Sales in 2000 increased 4 percent from sales of $10.5 billion in 1999. The increase was a result of higher volumes, the inclusion of the first quarter of 2000 sales of LucasVarity, which was acquired on March 25, 1999 and the consolidation of an affiliate, partially offset by the effects of foreign currency exchange, lower pricing and divestitures of several businesses.

(2)	Earnings (loss) from continuing operations for 2001 was a loss of $39 million compared to earnings of $90 million in 2000 and $68 million in 1999. Unusual charges were $183 million, $157 million and $182 million for 2001, 2000, and 1999, respectively. The decrease in earnings from continuing operations, without unusual items, in 2001 from 2000 resulted primarily from lower gross profit, partially offset by lower administrative and selling, research and development and interest expense. Gross profit decreased due to lower volume and lower margins on new products, lower pricing, increased warranty and recall charges, the effects of foreign currency exchange and divestitures, partially offset by net cost reductions. The decrease in earnings from continuing operations, without unusual items, from 1999 to 2000 resulted primarily from higher interest expense and lower gross profit, offset by lower administrative and selling and research and development expenses and a lower effective income tax rate. The decrease in gross profit resulted from lower pricing, changes in the mix of automotive products, divestitures of several businesses, the effect of foreign currency exchange and an increase in warranty charges, partially offset by cost reductions and an additional quarter of results of operations of LucasVarity.

(3)	EBITDA, a measure used by management to measure operating performance, represents earnings from continuing operations before interest, income taxes, depreciation and amortization, including amortization of other intangibles. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to operating income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Restructuring” and “Asset Impairments” notes to financial statements for a discussion of unusual items in 2001, 2000 and 1999. Unusual items in 1998 included $24 million for restructuring costs, primarily for severance and plant closings. There were no unusual items in 1997.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with our historical combined financial statements and the accompanying notes, which are included in this prospectus. This prospectus contains forward-looking statements relating to future events and our future financial performance. Actual results could be significantly different from those discussed in this prospectus. Factors that could cause or contribute to such differences include those set forth in the section entitled “Risk Factors.”

Overview

      Sales in 2001 decreased 8 percent to $10.1 billion as compared to 2000 sales of $10.9 billion. The decrease resulted from the effects of a decline in vehicle production, primarily in North America, the effect of foreign currency exchange, business divestitures and lower pricing. Sales in 2000 increased 4 percent from sales of $10.5 billion in 1999. The increase was a result of higher volumes, the inclusion of the first quarter of 2000 sales of LucasVarity plc (LucasVarity), which was acquired on March 25, 1999 and the consolidation of an affiliate partially offset by the effects of foreign currency exchange, lower pricing and divestitures of several businesses.

      Earnings (loss) from continuing operations for 2001 was a loss of $39 million compared to earnings of $90 million in 2000 and $68 million in 1999. Unusual charges were $183 million, $157 million and $182 million for 2001, 2000, and 1999, respectively. The decrease in earnings from continuing operations, without unusual items, in 2001 from 2000 resulted primarily from lower gross profit partially offset by lower administrative and selling, research and development and interest expense. Gross profit decreased due to lower volume and lower margins on new products, lower pricing, increased warranty and recall charges, the effects of foreign currency exchange and divestitures, partially offset by net cost reductions. The decrease in earnings from continuing operations, without unusual items, from 1999 to 2000 resulted primarily from higher interest expense and lower gross profit, offset by lower administrative and selling and research and development expenses, and a lower effective income tax rate. The decrease in gross profit resulted from lower pricing, changes in the mix of automotive products, divestitures of several businesses, the effect of foreign currency exchange and an increase in warranty charges, partially offset by cost reductions and an additional quarter of results of operations of LucasVarity.

      Net earnings (loss) for 2001 was a loss of $28 million and earnings of $93 million for 2000 and earnings of $122 million for 1999.

      Earnings (loss) from continuing operations in 2001, 2000 and 1999 were negatively impacted by the effects of unusual items of $183 million, $157 million, and $182 million, respectively. These unusual items are summarized as follows (all amounts are after tax):

•	restructuring and other charges including severance and plant closings of $160 million, $73 million and $55 million in 2001, 2000 and 1999, respectively.

•	asset impairment charges of $25 million and $44 million for 2001 and 2000, respectively, for the write-down of property, plant and equipment and other assets.

•	charges for pending and threatened litigation of $19 million in 2001 and pending and threatened litigation and a certain warranty charge of $46 million in 2000.

•	net gains on asset sales of $21 million in 2001 and $12 million in 2000 primarily related to sales of certain non-core assets.

•	unrealized losses on foreign exchange contracts of $6 million in 2000 and unrealized losses on foreign exchange contracts and expenses related to the acquisition of LucasVarity of $60 million in 1999.

•	noncash charge, with no income tax benefit, of $67 million related to the write-off of in-process research and development (IPR&D) associated with the acquisition of LucasVarity in 1999.

      The unusual items detailed above are included in Earnings (loss) from continuing operations in the following table:

	Six Months Ended
	June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)

	(In millions)

Restructuring and other charges			$(160)	$(73)	$(55)
Asset impairment charges			(25)	(44)	—
Pending and threatened litigation, including certain warranty in 2000			(19)	(46)	—
Net gain from the sale of assets			21	12	—
Unrealized losses on foreign currency hedges and expenses related to the acquisition of LucasVarity			—	(6)	(60)
Write-off of purchased in-process research and development			—	—	(67)

			$(183)	$(157)	$(182)

      The unusual items are included in the Statements of Operations as follows:

	Six Months Ended
	June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)

	(In millions)

Cost of sales			$169	$147	$88
Administrative and selling expenses			87	42	7
Interest expense			—	—	2
Amortization of goodwill and intangible assets			1	—	—
Purchased in-process research and development			—	—	67
Other (income) expense-net			24	33	76

Earnings (loss) before income taxes from continuing operations			(281)	(222)	(240)
Income tax benefit			(98)	(65)	(58)

Earnings (loss) from continuing operations			$(183)	$(157)	$(182)

Results of Operations

      Sales for 2001 of $10.1 billion decreased approximately $800 million from $10.9 billion in 2000. The decrease in sales resulted from the effects of a decline in vehicle production of $282 million, primarily in North America, the effect of foreign currency exchange of $211 million, business divestitures of $198 million and lower pricing of $150 million. Sales for 2000 of $10.9 billion increased approximately $400 million from $10.5 billion in 1999 as a result of higher volumes of $269 million, the inclusion of the first quarter of 2000 sales of LucasVarity which was acquired on March 25, 1999 of $1,028 million and an increase due to the consolidation of an affiliate of $94 million, partially offset by the effects of foreign currency exchange of $545 million, lower pricing of $239 million and divestitures of several businesses of $174 million.

      In 2000 we disposed of a substantial portion of our Lucas Diesel Systems and LucasVarity wiring businesses. In 2001, we completed the disposition of the remaining Lucas Diesel Systems businesses. The financial statements reflect these businesses’ operating results as discontinued operations for all periods presented.

      Gross profit for 2001 of $1,124 million decreased $376 million from $1,500 million in 2000. The decrease was primarily due to lower volume and lower margin on new products of $207 million, lower pricing of $150 million, increased warranty and recall charges of $29 million, the effects of foreign currency exchange of $39 million, divestitures of $58 million, and an increase in unusual items of $22 million, partially offset by net cost reductions of $146 million. Gross profit for 2001 and 2000 included net pension income of $240 million and $242 million, respectively, from an overfunded pension plan. Gross profit for 2001 was negatively impacted by unusual items totaling $169 million, consisting of $126 million in restructuring expenses, asset impairment charges of $38 million and other charges of $5 million. Gross profit for 2000 included unusual items totaling $147 million, consisting of restructuring charges of $43 million, charges for the impairment of assets of $67 million and other charges of $37 million, primarily for certain warranty costs. Gross profit margin (gross profit as a percentage of sales) for 2001 decreased to 11.1 percent from 13.7 percent in 2000. Excluding unusual items, the gross profit margin would have been 12.8 percent and 15.1 percent for 2001 and 2000, respectively. The gross profit margin, excluding unusual items, for 2001 declined primarily as a result of lower volumes in North America compared to 2000, an increase in modules, which carry a lower margin but higher return on assets, and costs associated with new product introductions.

      Gross profit for 2000 of $1,500 million decreased $148 million from $1,648 million in 1999. The decrease resulted primarily from lower pricing of $239 million, changes in the mix of automotive products of $46 million, divestitures of several businesses of $35 million, the effect of foreign currency exchange of $108 million, other charges of $24 million related to the write-off of inventory, start up costs and additional bad debt reserves, and an increase in warranty charges of $38 million and unusual items of $59 million, partially offset by net cost reductions of $194 million and the inclusion of an additional quarter of LucasVarity of $170 million. In addition, net pension income from an overfunded pension plan added $242 million and $187 million to gross profit in 2000 and 1999, respectively. Unusual items included in gross profit in 1999 were restructuring expenses of $73 million and other charges, primarily inventory adjustments related to LucasVarity, of $15 million. Gross profit margin for 2000 decreased to 13.7 percent from 15.7 percent in 1999. Excluding unusual items, gross profit margin would have been 15.1 percent and 16.6 percent in 2000 and 1999, respectively. The gross profit margin, excluding unusual items, declined in 2000 primarily as a result of lower pricing, the effect of foreign currency exchange and costs associated with the introduction of new products.

      Administrative and selling expenses for 2001 of $624 million decreased $70 million from $694 million in 2000, primarily due to the effects of divestitures of $35 million, cost reductions and lower general and administrative corporate expenses allocated to us of $61 million and the effect of foreign currency exchange of $10 million, which were partially offset by an increase in restructuring charges of $45 million. Administrative and selling expenses for 2000 of $694 million decreased $10 million from $704 million in 1999. The decrease in administrative and selling expenses in 2000, when compared to 1999, resulted primarily from net cost reductions of $60 million, divestitures of $31 million and the effect of foreign currency exchange of $23 million, partially offset by the inclusion of an additional quarter of LucasVarity administrative and selling expenses of $65 million and an increase in restructuring charges of $35 million. Administrative and selling expenses included unusual items related to restructuring charges of $87 million in 2001, $42 million in 2000 and $7 million in 1999. Excluding the effect of unusual items, administrative and selling expenses as a percentage of sales improved to 5.3 percent in 2001 from 6.0 percent and 6.7 percent in 2000 and 1999, respectively.

      Research and development expenses for 2001 were $131 million and $167 million in 2000. Lower spending on research and development was primarily the result of cost reductions of $17 million and a shift in resources to applications engineering of $13 million. Research and development expenses in 2000 were lower compared to $178 million in 1999, primarily due to cost reductions of $13 million and the effect of foreign currency exchange of $11 million, partially offset by the inclusion of an additional quarter in 2000 of research and development costs associated with LucasVarity of $13 million.

      Interest expense for 2001 of $371 million decreased $15 million from $386 million in 2000 as a result of lower short-term interest rates in the United States and lower average debt balances including debt allocated from TRW. Interest expense for 2000 of $386 million increased $18 million from $368 million in 1999, primarily due to higher short-term interest rates in the United States and higher interest expense on fixed rate debt issuances, partially offset by lower average debt outstanding in 2000 including debt allocated from TRW.

      Amortization of goodwill and intangible assets was $78 million, $76 million and $69 million in 2001, 2000 and 1999, respectively. The increase of $7 million from 1999 to 2000 primarily resulted from the inclusion of an additional quarter in 2000 of goodwill and intangible asset amortization related to LucasVarity.

      The write-off of purchased in-process research and development of $67 million in 1999 resulted from the LucasVarity acquisition.

      Other (income) expense-net was income of $9 million and $12 million in 2001 and 2000, respectively, and expense of $58 million in 1999. Included in 2001 were net gains on sales of assets of $18 million, primarily from the disposition of electrical products and aftermarket businesses in India and Turkey, asset impairment charges of $11 million, pending and threatened litigation of $29 million, earnings of affiliates of $9 million and other income of $23 million. Included in 2000 were net gains on sales of assets of $22 million, primarily from the disposition of Nelson Stud Welding and Australian Steering, offset by $9 million of unrealized losses on foreign currency hedges and LucasVarity-related expenses, pending and threatened litigation of $25 million, earnings of affiliates of $7 million and other income of $17 million. In 1999, other (income) expense-net included bank fees for the acquisition of LucasVarity of $39 million and foreign exchange losses relating to LucasVarity of $37 million, partially offset by earnings of affiliates of $10 million.

      The effective tax rate in 2001 was 45.1 percent compared to 52.5 percent in 2000 and 66.5 percent in 1999. Excluding the unusual items in 2001, 2000 and 1999, the effective tax rates would have been 31.5, 39.9 and 43.6 percent, respectively. The unusual items impacting the effective tax rate related primarily to foreign restructuring expenses in 2001, non-deductible penalties in 2000, and an in-process research and development charge in 1999, for which there was no tax benefit. The major changes in the effective tax rate excluding unusual items in 2001 from 2000 were one-time foreign tax refunds and the effect of non-deductible reserves. The major change from 1999 to 2000 was a reduction in foreign losses that were not tax-effected.

     Chassis Systems

	Six Months Ended
	June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)

	(In millions)

Sales			$5,617	$5,970	$5,264
Profit before taxes			228	371	407
Unusual items-income (expense) included in profit before taxes			(110)	(101)	(72)

      Sales for 2001 of $5,617 million decreased $353 million from $5,970 million in 2000. The decrease in 2001 sales resulted primarily from lower volume of $178 million due to lower production in North America partially offset by higher production in Europe, the effect of foreign currency exchange of $134 million and lower pricing of $32 million.

      Profit before taxes for 2001 of $228 million decreased $143 million from $371 million in 2000. Unusual items in 2001 included several restructuring programs aggregating $86 million, asset impairment charges of $28 million and other charges of $5 million, partially offset by gains on asset sales of $9 million. Unusual items included in profit before taxes in 2000 were $45 million related to restructuring actions, a charge for certain warranty and other costs of $47 million and losses incurred on business disposals of $9 million. Excluding unusual items, profit before taxes decreased $134 million from 2000. The decrease primarily resulted from lower sales volume and lower margin on new products totaling $159 million, lower pricing of $32 million and the effect of foreign currency exchange of $17 million, which were partially offset by net cost reductions of $77 million.

      Sales for 2000 of $5,970 million increased $706 million from $5,264 million in 1999. The increase in 2000 resulted primarily from the inclusion of the first quarter of 2000 sales of LucasVarity of approximately $900 million, higher volume of $36 million and additional sales of $94 million from the consolidation of an affiliate, previously accounted for as an equity investment, which were partially offset by the effect of foreign currency exchange and lower pricing of approximately $260 million and $41 million, respectively.

      Profit before taxes for 2000 of $371 million decreased $36 million from $407 million in 1999. Unusual items in 1999 included charges for restructuring of $56 million and other charges, primarily inventory adjustments related to LucasVarity, of $16 million. Excluding unusual items, profit before taxes decreased $7 million from 1999. The decrease was primarily a result of lower pricing of $41 million, the effect of foreign currency exchange of $21 million, increased warranty costs of $21 million, lower volume and unfavorable product mix of $39 million and inventory adjustments and the establishment of bad debt reserves, primarily for amounts owed by a customer that filed for bankruptcy, of $14 million, which were partially offset by net cost reductions of $52 million and the inclusion of LucasVarity in the first quarter of 2000 of $78 million.

     Occupant Safety Systems

	Six Months Ended
	June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)

	(In millions)

Sales			$2,997	$3,182	$3,486
Profit before taxes			110	134	276
Unusual items-income (expense) included in profit before taxes			(57)	(105)	(9)

      Sales for 2001 of $2,997 million decreased $185 million from $3,182 million in 2000. The decrease in 2001 sales resulted primarily from lower pricing of $107 million, the effect of foreign currency exchange of $59 million and lower volume of $26 million due to lower production in North America slightly offset by higher production in Europe.

      Profit before taxes for 2001 of $110 million decreased $24 million from $134 million in 2000. Unusual items in 2001 included several restructuring programs aggregating $47 million and asset impairment charges of $10 million. Unusual items included in profit before taxes in 2000 related to restructuring actions of $17 million, an asset impairment charge of $52 million, and claims, pending litigation and other charges of $36 million. Excluding unusual items, profit before taxes decreased $72 million from 2000. The decrease resulted primarily from lower pricing of $107 million, lower sales volume and lower margin on new products of $31 million, increased charges from the effect of a seat belt recall of $17 million and the effect of foreign currency exchange of $6 million, which were partially offset by cost reductions of $93 million.

      Sales for 2000 of $3,182 million decreased $304 million from $3,486 million in 1999. The decrease resulted from the effect of foreign currency exchange and lower pricing of $195 million and $179 million, respectively, partially offset by higher volume of $74 million.

      Profit before taxes for 2000 of $134 million decreased $142 million from $276 million in 1999. Unusual items in 1999 included charges for restructuring of $9 million. Excluding unusual items, profit before taxes decreased $46 million. The decrease was primarily a result of lower pricing of $179 million, the effect of foreign currency exchange of $27 million, increased warranty costs of $17 million and start-up costs relating to new product introductions of $10 million, which were partially offset by net cost reductions of $183 million and higher volume of $15 million.

     Other Automotive

	Six Months Ended
	June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)

	(In millions)

Sales			$1,477	$1,768	$1,722
Profit before taxes			40	156	157
Unusual items-income (expense) included in profit before taxes			(84)	(7)	(14)

      Sales for 2001 of $1,477 million decreased $291 million from $1,768 million in 2000. The decrease in 2001 sales resulted primarily from lower volume of $78 million due to lower production in North America partially offset by higher production in Europe, divestitures of several businesses, primarily Lucas TVS, Lucas Indian Services and Aftermarket Turkey in 2001 and Nelson Stud Welding, Ledex & Dormeyer, Man-Machine Interface and Schaevitz businesses in 2000 of $198 million, the effect of foreign currency exchange of $18 million and lower pricing of $11 million.

      Profit before taxes for 2001 of $40 million decreased $116 million from $156 million in 2000. Unusual items in 2001 included several restructuring programs aggregating approximately $80 million, asset impairment charges of $12 million and other charges of $2 million, which were partially offset by net gains on the sale of assets of $10 million. Unusual items included in profit before taxes in 2000 were $23 million related to restructuring actions and $15 million for asset impairment charges, which were partially offset by a gain on sale of a business of $31 million. Excluding unusual items, profit before taxes decreased $39 million from 2000. The decrease resulted primarily from lower sales volume and lower margin on new products totaling $17 million, the effect of divestitures of $21 million and lower pricing of $11 million, which were partially offset by cost reductions of $16 million.

      Sales for 2000 of $1,768 million increased $46 million from $1,722 million in 1999. The increase in sales resulted primarily from the inclusion of the first quarter of 2000 sales of LucasVarity of $128 million, higher volume of $159 million and $47 million arising from the acquisition of a majority interest in two affiliates, which was partially offset by the effect of divestitures, primarily including Nelson Stud Welding, Ledex & Dormeyer, Man-Machine Interface and Schaevitz businesses in 2000, of $174 million, the effect of foreign currency exchange of $90 million and lower pricing of $19 million.

      Profit before taxes for 2000 of $156 million decreased $1 million from $157 million in 1999. Unusual items in 1999 included charges for restructuring of approximately $10 million and inventory adjustments related to LucasVarity of $4 million. Excluding unusual items, profit before taxes decreased $8 million. The decrease was the result of the net effect of volume and unfavorable product mix of $22 million, the effect of foreign currency exchange of $19 million, lower pricing of $19 million and effect of divestitures of $4 million, partially offset by net cost reductions of $45 million and the inclusion of LucasVarity in the first quarter of 2000 of approximately $14 million.

     Discontinued Operations

      In 2000, we disposed of a substantial portion of the Lucas Diesel Systems and the LucasVarity wiring businesses. In 2001, we completed the disposition of our remaining Lucas Diesel Systems businesses. The combined financial statements reflect these businesses’ operating results as discontinued operations for all periods presented. Net proceeds totaled $29 million in 2001 and $853 million in 2000. Sales of the discontinued operations were $20 million, $74 million and $858 million in 2001, 2000 and 1999, respectively. Interest has not been allocated to discontinued operations. No gain or loss resulted from the divestiture of these businesses.

Restructuring

      We have taken several actions during the past three years to reduce overhead costs by shifting production capacity from high wage areas to low wage areas and by increasing operating efficiency. We have initiated several restructuring actions including reorganizing and downsizing our operations. In 2001, charges of $213 million before tax were recorded for actions that included the consolidation of our businesses. These actions are expected to result in a reduction of approximately 6,100 employees, of which approximately 4,900 were terminated by these actions as of December 31, 2001. In 2000, charges of $85 million were recorded for actions that resulted in employee reductions of approximately 3,700, the closing of two plants and the reorganization and downsizing of our aftermarket business. In 1999, we recorded $80 million related to closing six plants and employee reductions of more than 4,800. In 2001, 2000 and 1999, $116 million, $73 million and $63 million, respectively, were used for severance payments and costs related to the consolidation of certain facilities. We expect the balance of $144 million to be substantially used by the end of 2002.

      In 1999 and 2000, we initiated restructuring actions to dispose of several nonstrategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities related to the integration of the LucasVarity automotive businesses. We recorded approximately $45 million of restructuring costs, primarily severance, as part of the purchase price allocation. In 2001, 2000 and 1999, $15 million, $15 million and $14 million, respectively, were used primarily for severance payments. We expect the remaining balance of $1 million to be used by the end of 2002.

      A movement of the restructuring reserves follows:

		Provision
				LucasVarity	Used for
	Beginning	Administrative	Cost of	Purchase Price	Purposes	Ending
	Balance	and Selling	Sales	Allocation	Intended	Balance

	(In millions)
2001	$63	$87	$126	$—	$(131)	$145
2000	48	42	43	18	(88)	63
1999	18	7	73	27	(77)	48

Asset Impairments

      In 2001, asset impairment charges of $28 million, $10 million and $12 million were recorded by Chassis Systems, Occupant Safety Systems and Other Automotive segments, respectively. These charges, related primarily to the write-down of property, plant and equipment, were recorded as $38 million in cost of sales, $11 million in other (income) expense-net and $1 million in goodwill amortization. Of these charges, $49 million was a result of the loss of several existing contracts and expected future sales at certain facilities. In 2000, as the result of a plan to consolidate operations of our Mesa air bag manufacturing facilities in the Occupant Safety Systems segment, we recorded an asset impairment charge of $52 million in cost of sales. We expect the consolidation plan to be completed during the first half of 2002. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage value. Also in 2000, the Other Automotive segment recorded an asset impairment charge of $15 million in cost of sales as a result of the loss of several existing and future contracts at a facility. Assets were written down to fair value based upon current market values of the assets.

Automotive Environment

      We anticipate that in 2002, passenger car and light truck production in North America will be 3 to 5 percent above 2001 levels while production in Western Europe is expected to be approximately 3 to 4 percent below 2001 levels. We expect modest growth of 3 percent in the emerging markets of Central and Eastern Europe and Asia Pacific. In addition, we expect commercial truck production in North America to remain at levels approximating 2001 levels. Strong pricing pressure, characteristic of the automotive supply industry, is expected to continue across the business.

      Vehicle manufacturers continue to operate in a difficult financial environment. Our goal is to mitigate the pricing pressure by restructuring the automotive business and by continuing cost reduction efforts. We positioned our business for improved competitiveness through consolidating our businesses and streamlining our management structure. In addition, we began to implement Six Sigma, a leading quality improvement program, during the second half of 2001, training approximately 200 Black Belts and 540 Green Belts as of the end of 2001, with plans to train additional employees during 2002.

      Our technology and innovation remain key to future success as we develop and introduce new products into the marketplace. We continue to invest in products with significant potential growth or technological advantage, such as electro hydraulic braking systems, vehicle stability controls, electrically assisted steering, advanced restraint systems and advanced electronic components.

LucasVarity Acquisition

      On March 25, 1999, TRW acquired LucasVarity for approximately $6.8 billion in cash and assumed net debt. Of that amount, approximately $5 billion was related to our automotive businesses. The transaction was accounted for as a purchase. Assets and liabilities were recorded based on their respective fair values. We recorded $2.2 billion of goodwill, which is being amortized on a straight-line basis over 40 years. See the “LucasVarity Acquisition” note to financial statements for further discussion of the acquisition.

International Operations

      International sales were $6.1 billion, or 61 percent of our sales in 2001, $6.5 billion, or 60 percent in 2000, and $5.8 billion, or 56 percent in 1999. U.S. export sales included in those amounts were $727 million in 2001, $916 million in 2000 and $906 million in 1999. Most of our non-U.S. operations are located in Europe, Mexico, Canada, Brazil and the Asia Pacific region.

      Our foreign operations are subject to a variety of risks that may affect them, including:

•	customary exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	changes in local economic conditions;

•	unexpected changes in laws and regulations;

•	exposure to possible expropriation or other government actions; and

•	unsettled political conditions and possible terrorist attacks against American interests.

      While the impact of these risks is difficult to predict, any one or more of them could adversely affect our future operations.

Liquidity and Financial Position

      Cash flow from operations in 2001 of $828 million, including $327 million of accounts receivable securitization, and other items of $78 million were used for capital expenditures of $475 million and financing activities of $464 million. As a result cash and cash equivalents decreased $33 million. Cash flow from operations in 2000 of $751 million, net proceeds from divestitures of $1,110 million and other items of $20 million were used for capital expenditures of $501 million and financing activities of $1,452 million. As a result, cash and cash equivalents decreased $72 million.

      Capital expenditures for property, plant and equipment and other intangible assets, primarily internal-use software, were $475 million in 2001, $501 million in 2000 and $665 million in 1999. We will maintain a capital program with estimated capital expenditures for 2002 totaling approximately $400 million. We will continue to focus on reducing costs and investing in growth businesses including advanced braking products (such as electro hydraulic braking and vehicle stability control systems), electrically assisted steering and advanced restraint systems.

      At December 31, 2001, our total debt was $4,597 million compared to $5,053 million at December 31, 2000. Total debt is comprised of the historical short-term debt, current portion of long-term debt and long-term debt of the legal entities included in TRW Automotive and an allocation of TRW’s remaining debt. The allocation of debt from TRW is based upon the ratio of our net assets to TRW’s net assets plus non-automotive debt. The allocation of debt from TRW was $4,105 million at December 31, 2001 and $4,469 million at December 31, 2000.

      The percentage of fixed rate debt to total debt, including debt allocated from TRW, was 85 percent and 66 percent at December 31, 2001 and 2000, respectively.

      At December 31, 2001, short-term debt was $177 million compared to $227 million at December 31, 2000. Our primary source of short-term debt was bank borrowings in many of the countries where we have operations. These borrowings are typically done on an uncommitted basis at market rates from banks with which we generally have a long-term relationship. We expect to continue to utilize borrowings under short-term uncommitted credit facilities from relationship banks after the spin-off. The cost of such borrowings may be higher than the costs incurred in the past depending on our credit ratings.

      In the United States, we currently participate in a consolidated cash management system operated by TRW. Under this arrangement, we obtain short-term financing from TRW rather than from external sources. These arrangements will not be available following the completion of the spin-off, and we will need to replace this arrangement with alternative sources of short-term financing as described under “The Spin-Off — Transactions Prior to or Concurrent With the Spin-off — Debt Financing Transactions.” We intend to establish a $           million committed revolving credit agreement to supplement existing sources of short-term financing.

      In November 2001, TRW entered into a $350 million accounts receivable securitization agreement with a financial institution and several financial conduits to diversify its funding sources at a competitive cost. Under this arrangement, our and certain TRW subsidiaries’ trade accounts receivable were purchased by a wholly-owned, fully-consolidated, bankruptcy-remote, special purpose subsidiary which sold an undivided interest in the receivables to the financial conduits. At December 31, 2001, the total undivided interest in the receivables sold to the financial conduits amounted to $327 million. The amount of funds available to us and TRW under this agreement varies with changes in the amount and mix of the applicable accounts receivable and will decrease if the creditworthiness of the obligors of the accounts receivable or their payment practices deteriorate. The transaction is treated as a sale of the receivables, as opposed to a loan secured by receivables.

      In connection with the spin-off, we intend to establish a similar accounts receivable securitization arrangement and discontinue participation in the arrangement established by TRW. The terms and conditions of our program may be substantially different from the existing TRW securitization program and may be financially less attractive depending on the debt ratings of our senior unsecured long-term debt.

      Long-term debt at December 31, 2001 was $315 million compared to $357 million at December 31, 2000. The primary sources of our long-term borrowings are capitalized leases, bank borrowings and bonds issued in the United Kingdom and the United States. Our ability to continue to access these sources of capital depends on our ability to maintain acceptable long-term debt ratings and demonstrate the financial ability to support and service our long-term debt. At December 31, 2001, $18 million of our long-term debt, including capital lease obligations, had a scheduled maturity within one year.

      In conjunction with the spin-off, we plan to complete long-term financings in an amount up to $           million in the capital markets to fund a portion of the funds distributed to TRW Inc. at the time of the spin-off. We also plan to establish a multi-year term loan in an amount up to $           million from a group of banks as an additional long-term funding source.

      The agreements governing our bonds contain various financial and other covenants. We are in compliance with these covenants and expect to remain in compliance during the term of the agreements. The cost to us of borrowings under loan agreements may increase depending on the debt ratings of our senior unsecured long-term debt.

      We are subject to inherent risks attributed to operating in a global economy. Our practice is to utilize derivative financial instruments to manage foreign currency exchange rate risks. We manage cash flow transactional foreign currency exchange risk pursuant to TRW’s written corporate policy. Forward contracts and, to a lesser extent, options are utilized to protect our cash flow from adverse movements in exchange rates. We intend to adopt our own written policies regarding the use of derivative financial instruments. These policies are expected to be similar to those of TRW.

      We are exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. We limit this exposure by entering into agreements either through TRW or directly with a number of major financial institutions that meet TRW’s credit standards and that are expected to satisfy fully their obligations under the contracts. We view derivative financial instruments as a risk management tool and do not use them for speculative or trading purposes.

      Based on our interest rate exposure on variable rate borrowings, including debt allocated from TRW, at December 31, 2001, a one-percentage-point increase in the average interest rate on our variable rate borrowings would increase future interest expense by approximately $7 million per year. Based on our exposure to foreign currency exchange rate risk resulting from derivative foreign currency instruments outstanding at December 31, 2001, a 10 percent uniform strengthening in the value of the United States dollar relative to the currencies in which those derivative foreign currency instruments are denominated would result in a $5 million loss in fair value.

      Our sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The analyses also do not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

      The following tables reflect our contractual obligations and commercial commitments as of December 31, 2001. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments Due by Period

			2003	2005	2007
			to	to	and
	Total	2002	2004	2006	beyond

	(In millions)
Contractual Obligations:
Long-term debt	$287	$14	$23	$18	$232
Capital lease obligations	28	4	15	7	2
Debt allocated from TRW	4,105	4,105	—	—	—
Operating leases	158	44	55	35	24
Other long-term obligations	1,343	152	231	232	728

	$5,921	$4,319	$324	$292	$986

	Amount of Commitment Expiration per Period

			2003	2005	2007
			to	to	and
	Total	2002	2004	2006	beyond

	(In millions)
Commercial Commitments:
Standby letters of credit/bonds(1)	$29	$9	$20	$—	$—
Guarantees	23	6	6	1	10
Other commercial commitments	44	2	38	4	—

	$96	$17	$64	$5	$10

(1)	The final maturity of current instruments is subject to annual renewal.

      Excluded from the foregoing commercial commitments table are open purchase orders at December 31, 2001 for raw materials and supplies used in the normal course of business, supply contracts with customers, distribution agreements, joint venture agreements and other contracts without express funding requirements.

      Upon completion of the restructuring transactions, we expect to have outstanding approximately $2.8 billion of gross funding (debt plus securitized receivables), which we believe, on the advice of our financial advisors, is an appropriate level of funding to obtain and maintain an investment grade rating. We are continuing to evaluate alternative plans for creating the debt, and our initial debt load may be established through the issuance of new debt or the assumption of existing TRW debt, or a combination of these approaches. The final terms of that debt and our approach for incurring it will not be determined until shortly prior to the declaration by TRW of the dividend comprising the shares of our common stock that will be distributed in the spin-off, or the spin-off declaration date. The unaudited pro forma financial information as of December 31, 2001, and the pro forma capitalization information as of June 30, 2002, each of which appear elsewhere in this prospectus, assume that we will have $2.8 billion of gross funding (debt plus securitized receivables).

      We believe that our current financial position and financing plans will provide flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets. We also believe that funds generated from operations, divestitures and planned borrowing capacity will be adequate to fund debt service requirements, capital expenditures, working capital including tax requirements, company-sponsored research and development programs and dividend payments to stockholders. Our ability to continue to fund these items and continue to reduce debt may be affected by a number of factors, including the effect of general economic conditions on our business, the ability to dispose of non-core assets and the cost of warranty and recall and litigation claims.

      See the “Background,” “Basis of Presentation and Transactions with TRW,” “Summary of Significant Accounting Policies,” “Financial Instruments,” “Accounts Receivable Securitization,” and “Debt and Credit Agreements” notes to financial statements for further discussion of these matters.

Transactions with Related Parties

      Prior to the spin-off, we will enter into a transition services agreement with TRW for the provision of facilities sharing, systems, corporate, risk management, administrative and other existing shared services to take effect after the distribution. This agreement will reflect pricing terms for these services to be mutually agreed upon subject to all applicable regulatory requirements. The term for the provision of each service will be determined on a case by case basis. We intend to develop our internal capabilities in the future in order to reduce our reliance on TRW for such services.

      TRW has provided corporate staff services, including legal, internal audit and other services, to us at cost and may, but will not be obligated to continue to do so following the spin-off.

      Refer to the “Relationship With TRW” section of this prospectus and to the “Basis of Presentation and Transactions with TRW” note to financial statements for a description of these and other intercompany arrangements and transactions between us and TRW.

Critical Accounting Policies

      The critical accounting policies that affect our financial statements and that use judgments and assumptions are listed below. In addition, the likelihood that materially different amounts would be reported under varied conditions and assumptions are highlighted.

     Product Recalls

      We are at risk for product recall costs. Recall costs are costs incurred when we and the customer decide to recall a product through a formal campaign to solicit the return of specific products due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced, customer cost of the recall and labor to remove and replace the defective part. When a decision to recall a product has been made for which we bear some responsibility, we record the estimated cost to us of the recall as a charge to net earnings in that period in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 5. In making this estimate, judgment is required as to the number of units to be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us and the customer and, in some cases, the extent to which our supplier will share in the recall cost. As a result, these estimates could change.

     Impairment of Long-Lived Assets

      Long-lived assets, goodwill and other intangibles are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows to be generated by those assets are less than their carrying value. If the undiscounted cash flows are less than the carrying value of the assets, the assets are written down to their fair value. The determination of undiscounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are based on industry specific data. We use external vehicle build assumptions published by widely used external sources and market share data by customer based on known and targeted awards over a five-year period. The profit margin assumptions included in the plans are projected based on the current cost structure and anticipated cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and additional impairment of assets might be required to be recorded.

     Employee Benefit Plans

      Assumptions used in determining projected benefit obligations and the fair values of plan assets for our pension plans and post-retirement benefits other than pensions are evaluated periodically by management in consultation with an outside actuary. Changes in assumptions are based on relevant company data, such as the rate of increase in compensation levels and the long-term rate of return on plan assets. Critical assumptions such as the discount rate used to measure our benefit obligations, the expected long-term rate of return on plan assets and health care cost projections are evaluated and updated annually. A change in these assumptions, holding all other assumptions constant, would have the following effect on costs on an annual basis:

	One-fourth-
	percentage-point
	change

	Increase	Decrease

	(In millions)
(Decrease) increase in costs
Discount rate	$(5)	$5
Expected long-term rate of return	(13)	13

	One-percentage-point
	change

	Increase	Decrease

	(In millions)
Health care cost trend rate	$8	$(7)

      The expected long term rate of return on the U.S. pension assets was 9.5 percent and 8.75 percent on the U.K. pension assets. The actual returns on pension assets were a negative 4.3 percent in 2000 and a negative 1.0 percent in 2001 for the U.S. and a negative 6.0 percent in 2000 and a negative 2.0 percent in 2001 for the U.K. While there are unrecognized losses that exist in our pension plans, we amortize the asset gains and losses over five years for determining the market related value of assets used to calculate the expected return component of pension income. In addition, we use the 10 percent corridor to determine whether or not actuarial gains and losses must be amortized. The corridor is defined as 10 percent of the greater of the market related value of the assets or the projected benefit obligation. For the 2002 expense, the corridor for the U.K. plan is approximately $436 million. Only losses in excess of that amount are amortized and recorded as pension expense. Therefore, the amount of the $1.6 billion loss subject to amortization is $1.2 billion.

Amortizing this amount over the average future lifetime of participants results in reduced income of approximately $85 million. While gains and losses do affect operations, the smoothing techniques we employ help to minimize the volatility in our pension income caused by market returns.

      We review our long term rate of return assumption annually. We compare our historical rates of return with our expectations, consult with our actuaries regarding the assumptions used by other large companies and consult with our investment managers regarding their expectations for future returns. Given the recent losses, we will examine this assumption when we prepare our public disclosures for the fiscal year ending December 31, 2002. The rates of return for the U.S. and U.K. pension assets for the years prior to the two recent loss years exceeded our assumed rates. For the U.S. plan, the rates were 13.5 percent, 13.2 percent, 16.6 percent, 14.4 percent, and 24.4 percent for the years 1999 through 1995, respectively. The average annual return over the last seven years was 10.6 percent. The U.K. rates for those previous years were 16.0 percent, 11.7 percent, 18.8 percent, 8.9 percent and 22.9 percent, respectively. The seven year average return is 9.6 percent.

     Contingencies

      Various claims, lawsuits and administrative proceedings with respect to commercial, product liability and environmental matters are pending or threatened against us or our subsidiaries, arising from the ordinary course of business.

      In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed us that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company’s then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly-owned subsidiary of TRW upon TRW’s acquisition of LucasVarity in 1999 and will become our wholly-owned subsidiary prior to the spin-off. We are cooperating with the investigation and are unable to predict the outcome of the investigation at this time. We believe that the ultimate resolution of this matter will not have a material effect on our financial condition or results of operations.

      On May 6, 2002, ArvinMeritor Inc. filed suit against TRW in the United States District Court for the Eastern District of Michigan, claiming breach of contract and breach of warranty in connection with certain tie rod ends that TRW supplied to ArvinMeritor and the voluntary recall of some of these tie rod ends. ArvinMeritor subsequently recalled all of the tie rod ends, and claims that it is entitled to reimbursement by TRW for the costs associated with both the products recalled by TRW and those recalled by ArvinMeritor on its own. ArvinMeritor is seeking an undisclosed amount of compensatory and consequential damages. As this suit relates to TRW’s automotive business, any contingent liabilities associated with this suit will be transferred to us as part of the restructuring transactions. Management believes we have meritorious defenses and we intend to defend vigorously the claims asserted against us, but we cannot predict the outcome of this lawsuit.

      While certain of our subsidiaries have been subject in recent years to some asbestos-related claims, management believes that such claims will not have a material adverse effect on our financial condition or results of operations. In general, these claims seek damages for illnesses alleged to have resulted from exposure to asbestos used in certain components sold by our subsidiaries. We believe the majority of the claimants were assembly workers at the major U.S. automobile manufacturers. The vast majority of these claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. We believe that, to the extent any of the products sold by our subsidiaries and at issue in these cases contained asbestos, the asbestos was encapsulated. Based upon several years of experience with such claims, we believe that only a small proportion of the claimants has or will ever develop any asbestos-related impairment.

      Our average total annual settlement costs in connection with asbestos claims over the last five years have been less than $100,000 in the aggregate, and legal fees to defend these cases have never exceeded $500,000 per year. These claims are strongly disputed by us and it has been our policy to defend against them aggressively. We have been successful in obtaining the dismissal of many cases without any payment whatsoever. Moreover, there is significant insurance coverage with solvent carriers with respect to these claims.

      Refer to the “Contingencies” note to financial statements for further discussion of these matters.

     Current Accounting Pronouncements

      The FASB recently issued SFAS 141, “Business Combinations,” SFAS 142, “Goodwill and Intangible Assets,” SFAS 143, “Accounting for Asset Retirement Obligations” and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      SFAS 141 requires that acquisitions entered into after June 30, 2001, be accounted for using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. SFAS 142 sets forth the accounting for goodwill and intangible assets after the completion of a business acquisition and for goodwill and intangible assets already recorded. Goodwill will no longer be amortized beginning January 1, 2002. Rather, goodwill will be tested for impairment by comparing the asset’s fair value to its carrying value. Also, the value of workforce of approximately $15 million must be reclassified from intangible assets to goodwill. We adopted SFAS 142 on January 1, 2002.

      At December 31, 2001 we had recorded approximately $2.4 billion of goodwill, net of accumulated amortization. Management has conducted preliminary valuations of our reporting units and has determined that goodwill should not be impaired. In 2001, we recorded amortization expense for goodwill and the value of workforce of $64 million before tax, $53 million after tax.

      SFAS 143 requires the fair value of a liability for asset retirement obligations to be recorded in the period in which it is incurred. The statement applies to a company’s legal or contractual obligation associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development or through the normal operation of a long-lived asset. The statement is effective for us beginning January 1, 2003.

      SFAS 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a consistent method to value long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also changes the rules for reporting the effects of a disposal of a segment of a business. We adopted SFAS 144 on January 1, 2002.

      We have evaluated the impact of SFAS 143 and 144 and believe that the adoption of these statements should not have a material impact on our financial position or results of operations.

BUSINESS

Overview

      We are among the world’s largest and most diversified suppliers of automotive systems, modules and components, with 2001 sales of over $10 billion and loss from continuing operations of $39 million, which includes unusual charges of $183 million. We are primarily a “Tier-1” supplier, providing over 90 percent of our products directly to VMs. We also sell our products in the worldwide aftermarket for VM service and replacement parts, which are distributed through independent aftermarket channels. We have become a leader in the global automotive parts industry by capitalizing on the strength of our product and manufacturing systems technologies.

      We have established a broad global presence, with a workforce of over 64,000 employees, and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major vehicle producing region of the world. Our combined customer, product and geographic diversity is among the industry leaders, with approximately 50 percent of our 2001 sales generated outside of North America, and with no single customer accounting for more than 19 percent of sales.

      Through our experience supplying to more than 40 VMs, including all the world’s major automobile manufacturers, we have developed a sophisticated understanding of the design, engineering and manufacture of automobiles and trucks. We have extensive technical experience in a broad range of product lines and strong systems integration skills, which enable us to provide comprehensive, system-based solutions for our customers. In particular, among the world’s leading automotive suppliers, we believe that we are uniquely positioned as a global leader in the design, manufacture and sale of active (vehicle dynamic control) and passive (crash sensing and occupant restraint) safety systems and components.

      We are one of the leading Tier-1 suppliers in all of our principal product categories. We operate our business along the following three major operating segments:

•	Chassis Systems, which includes active safety systems and components in the areas of braking, steering, suspension and integrated vehicle control;

•	Occupant Safety Systems, which includes passive safety systems and components in the areas of inflatable restraints, seat belts, steering wheels and safety and security electronics; and

•	Other Automotive, which includes engine valves and components, engineered fasteners and components and body control systems.

      Within these operating segments, we have been responsible for the development or initial high volume introduction of numerous automotive innovations, including electrically assisted steering systems, four-wheel and rear-wheel ABS, radar-based active cruise control systems, complete vehicle occupant restraint systems, seat belt pretensioning devices, remote keyless entry systems, direct and indirect tire pressure monitoring systems, and silicrome and two-piece automotive engine valves.

The Automotive Parts Industry

      We operate in a highly competitive industry. The automotive parts industry provides systems, modules and components to VMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement and enhancement parts. Today, suppliers offer their component products to VMs and also offer those products in a variety of more fully engineered forms, such as modules and systems:

•	Modules are groups of component parts arranged in close physical proximity to each other within a vehicle that are often assembled by the supplier and shipped to the VM for installation in a vehicle as a unit. Cockpit modules, brake corner modules and chassis cross-member modules are examples.

•	Systems are groups of component parts located throughout the vehicle that operate together to provide a specific vehicle function. Braking systems, steering systems and occupant restraint systems are examples.

      Historically, large VMs operated internal divisions to provide a wide range of component parts for their vehicles. In recent years, VMs have moved toward a competitive sourcing process for automotive parts, including increased purchases from independent suppliers, as they seek lower-priced and/or higher-technology systems and products. These independent parts suppliers, which often have lower cost structures than internal VM component operations, have become an important part of the automotive parts industry.

      We estimate that global automotive parts industry sales to VMs will be about $500 billion in 2002. In addition to these sales, we estimate that U.S. automotive aftermarket retail sales will be over $50 billion in 2002. The aftermarket includes replacement parts as well as parts designed to enhance or personalize vehicles. Demand for aftermarket products tends to increase when new vehicle sales decline because vehicle owners retain their vehicles longer; these vehicles generally have a greater need for repairs.

      Our industry is generally divided into two tiers:

•	Tier-1 suppliers, including us, sell their products principally to VMs directly and often offer a broad range of product capabilities, including design, engineering and assembly services. Tier-1 suppliers supply systems and modules and are increasingly influencing vehicle content, including the sourcing of Tier-2 components.

•	Tier-2 suppliers sell their products principally to Tier-1 suppliers, who then combine these parts into their own product offerings.

      Contract durations for automotive parts generally range from one year to the entire life of the vehicle model, about three to seven years for cars and six to ten years for trucks. Tier-1 suppliers such as us generally compete for new VM business at the beginning of the development of new vehicle models and upon the redesign of existing vehicle models. New vehicle model development generally begins at least two to five years before the marketing of such models to consumers. As a result, a significant portion of a supplier’s annual sales are generated pursuant to arrangements entered into about two to five years before the revenues related to such arrangements begin to be realized.

      The Tier-1 sourcing process for vehicle programs, which varies according to VMs, is typically initiated when a VM seeks requests for quotations from several suppliers at least three to six years before anticipated vehicle production. Based on these quotations, VMs in many cases then select and work with a supplier on specific component design and development projects related to the new vehicle program. At varying points during this process, VMs may issue “nomination letters,” letters of intent or other representations to the supplier that, based on the supplier’s quotation and subject to a number of conditions established by the VM, the VM intends to award specific business relating to the vehicle program to the supplier. By the time the design and development of the vehicle program is nearly complete, the VM will typically have evaluated the supplier’s performance to date and its ability to meet the VM’s specific production and service requirements. The VM will then develop a proposed production timetable, including current vehicle volume and option mix estimates based on its own assumptions, and then source business with the supplier pursuant to written contracts, purchase orders or other firm commitments, provided that the supplier can meet the VM’s designated conditions.

      Awarded business generally covers the supply of all or a portion of a VM’s production and service requirements of a particular product program rather than the supply of a specific quantity of products. Accordingly, in estimating awarded business over the life of a contract or other commitment, a supplier must make various assumptions as to the estimated amount of vehicles expected to be produced, the timing of that production, the mix of options on the vehicles produced and product pricing.

      The realization of sales based on awarded business is subject in all cases to a number of important risks and uncertainties, which generally include the following:

•	the volume of vehicle models and specific vehicle options actually produced by the VM, which, in turn, are subject to a number of significant risks outlined below;

•	the determination by the VM to delay or cancel a particular vehicle program for which it has sourced business with the supplier or to change the option mix within the program;

•	the VM’s contractual right to replace the supplier throughout the duration of the contract for a variety of reasons, including if the supplier does not remain competitive in terms of quality, service, design, technology and, in certain circumstances, price;

•	the VM’s contractual right to terminate the contract altogether; although this right varies by contract, some contracts, generally shorter-term purchase orders, are terminable by the VM at any time for any reason;

•	the VM’s decision to redesign a vehicle model and not to select the supplier to supply any or all of the same parts it was providing on the previous vehicle model; and

•	product pricing, including price reductions on existing contracts negotiated in connection with the VM’s sourcing of new business with the supplier.

      The actual production volumes and option mix of vehicles produced by VMs depend on a number of factors that are beyond a supplier’s control. These include:

•	general economic conditions;

•	consumer preferences for particular vehicles or vehicle features;

•	labor difficulties or work stoppages and other interruptions of production; and

•	capital planning and other factors specific to a particular VM.

Industry Trends

      Several key trends have been reshaping the automotive parts industry over the past several years:

•	Shift of Engineering to Suppliers; Increased Emphasis on Systems and Modules Sourcing. Increasingly, VMs are focusing their efforts on consumer brand development and overall vehicle design, as opposed to the design of vehicle systems. In order to simplify the vehicle design and assembly processes and reduce their costs, VMs increasingly look to their suppliers to provide fully engineered, pre-assembled combinations of components rather than individual components. This is especially true outside of the United States. By offering sophisticated systems and modules rather than individual components, Tier-1 suppliers have assumed many of the design, engineering, research and development and assembly functions traditionally performed by VMs. As a result, they are gaining increased access to confidential planning information regarding VMs’ future vehicle designs and manufacturing processes. Systems and modules increase the importance of Tier-1 suppliers because they increase their percentage of vehicle content and the ability to reduce costs. Suppliers with broad product portfolios are well positioned to provide the systems and modules VMs demand.

•	Increasing Electronics Integration and Technological Content. The electronic content of vehicles has been increasing and will continue to increase in the future. This increase in electronic content is largely driven by continued, and often increasingly stringent, regulatory standards for automotive emissions and safety as well as consumer demand for increased vehicle performance and functionality at lower cost. Electronics integration, which generally refers to replacing mechanical with electronic components and integration of mechanical and electrical functions within the vehicle, allows VMs to achieve substantial reduction in the weight, complexity and cost of vehicles, resulting in easier assembly, enhanced fuel economy, improved emissions control, increased safety and better vehicle performance. As consumers, particularly in more developed markets such as North America, Europe and Japan, seek more competitively-priced ride and handling performance, safety, security, convenience and environment-friendly options in vehicles, such as electronic stability control, active cruise control, inflatable restraints, keyless entry and tire pressure monitoring, it is expected that electronic content per vehicle will continue to increase, but at the same time will remain subject to technology-driven price declines and pricing pressures from VMs.

•	Increased Emphasis on Speed-to-Market. As VMs are under increasing pressure to adjust to changing consumer preferences and to incorporate technological advances, they are shortening product development times. Shorter product development times also reduce product development costs. Suppliers that are able to deliver new products to VMs to accommodate the VMs’ needs will be well positioned to succeed in this evolving marketplace.

•	Globalization of Suppliers. To serve multiple markets more cost effectively, many VMs are turning to global vehicle platforms, which typically are designed in one location but produced and sold in many different geographic markets around the world. With these vehicles, VMs can better serve multiple markets and address local consumer preferences while controlling design costs and taking advantage of low-cost manufacturing locations. Suppliers for a specific global vehicle are often required by the VM to provide their products and services in all global locations where that vehicle is manufactured. Few suppliers are able to provide this global coverage and it is a source of significant competitive advantage for those suppliers with global reach.

•	Ongoing Industry Consolidation. The worldwide automotive parts industry is consolidating as suppliers seek to achieve operating synergies through business combinations, shift production to locations with more flexible local work rules and practices, acquire complementary technologies, build stronger customer relationships and follow their customers as they expand globally. The need for suppliers to provide VMs with single-point sourcing of integrated systems and modules on a global basis has helped drive industry consolidation. Furthermore, the cost focus of most major VMs has forced suppliers to reduce costs and improve productivity on an ongoing basis, including by achieving economies of scale through consolidation.

•	Demand for Safety and Environmentally Friendly Products. Consumers, and therefore VMs, are increasingly focused on, and governments are increasingly requiring, improved safety and environmental performance in vehicles, e.g., expected European mandates for ABS and pedestrian protection systems, and increasing corporate average fuel efficiency requirements in the United States. Advances in technology have led to a number of new innovations such as electric steering systems, electronic vehicle stability control systems, tire pressure monitoring systems, occupant sensing systems, rollover sensing and curtain air bag systems. Further development is expected in the integration and/or convergence of these active and passive safety systems in the form of predictive vehicle control systems (collision mitigation and collision avoidance).

Our Strategy

      Our objective is to increase our sales and improve our profitability and operating cash flow by leveraging our position as a leading Tier-1 global automotive parts supplier focused primarily in the areas of active and passive safety technologies. Key elements of our strategy include the following:

•	Expand Our Leading Technology Capabilities. VMs and government agencies increasingly expect automotive safety system suppliers to improve vehicle safety through new and technologically innovative safety products. We continue to provide technologically advanced products by regularly updating and enhancing our product line and introducing new products, such as electrically assisted steering, electronic vehicle stability control, and side and curtain inflatable restraint systems. We will continue to make significant investments in technology and our design capabilities in an effort to develop innovative, value-added safety technologies with a focus on development of next generation safety systems. Our objective is to supply a complete predictive vehicle control system that integrates active and passive safety technologies. We believe that we are the only automotive supplier with leading capabilities in both active and passive safety systems, therefore we believe we are ideally positioned to achieve our goal.

•	Increase Our Product Content per Vehicle. Government safety regulations and consumer demands for enhanced safety and electronic products have helped to drive increases in our automotive content per vehicle content through the addition of more inflatable restraints and electronic products. We believe that our leading technological position in automotive safety systems has placed us at the forefront of supplying these new products and has enabled us to increase our content per vehicle. In addition, many of the new products we have developed, or are in the process of developing, such as electric park brakes, active cruise control, active control seat belt retractors and tire pressure monitoring systems, will add further content to our product offerings. We intend to continue to increase our content per vehicle as one of our primary means of enhancing revenue growth in excess of growth in automotive vehicle production.

•	Capitalize on the Continued Trend Toward Module and System Supply. We believe that the trend toward module and system supply will continue as VMs seek ways to improve quality and reduce costs. We have developed significant system and module capabilities in a number of key product areas including inflatable restraint systems, seat belt systems, ride and handling systems, electrically assisted steering systems and safety electronics systems. We serve as the Tier-1 system and/or module integrator on a number of platforms, incorporating both our products and products supplied to us by other Tier-1 and/or Tier-2 suppliers. We intend to focus on manufacturing those components and systems where we enjoy a competitive advantage and can add the most value, while reducing our participation and capital spending in those areas that are non-essential to our growth and profitability.

•	Focus on Operating Efficiency. We continue to focus on opportunities to optimize our resources and reduce manufacturing costs. Over the past few years we have shifted production capacity from high wage areas such as North America and Western Europe to low wage areas such as Latin America, Eastern Europe and certain parts of Asia. We will continue to shift production in this manner as opportunities present themselves. In addition, we are executing several strategic initiatives aimed at improving our operating performance. We recently implemented a Six Sigma program throughout TRW Automotive that we believe will provide substantial future cost savings. We remain committed to further reducing our operating costs through other measures including a focus on procurement and cost-effective manufacturing.

•	Evaluate Joint Ventures, Strategic Alliances and Selected Acquisitions and Divestitures. Strategic alliances and joint ventures represent an important element of our business plan. These relationships offer opportunities to expand our capabilities and geographic and/or customer presence with a lower level of investment. Joint ventures have been and will continue to be critical to our expansion in emerging markets, such as China, Korea, India and Turkey. We also pursue selected acquisitions and alliances focused on products and customer platforms that are complementary to our core safety and chassis businesses. We have substantial experience completing and integrating acquisitions with a focus on realizing cost savings and other synergies. Additionally, we consistently evaluate our existing portfolio of businesses for operations that are non-core and which we may divest given a strategic opportunity. We are disciplined — financially and strategically — in our approach to evaluating acquisitions, divestitures and other alliance opportunities.

      In addition to those risks described in the section entitled “Risk Factors,” our ability to execute our strategy is subject to certain risks that are generally associated with being a Tier-1 automotive supplier. For example, as we continue to invest time and resources to expand and advance our leading technologies, unforeseen competing and/or alternative technologies could emerge rendering our technologies less desirable or obsolete. In addition, customer markets for our new technologies might not develop as expected, making it difficult for us to recover our development costs. Inherent in the trend toward increasing modules and systems is the difficulty in effectively identifying and recovering from customers the value associated with the modules and systems services that we provide to them. This difficulty, together with the growing trend among VMs to look to their suppliers for contribution when VMs are faced with product liability, warranty and recall claims, could place higher pressure on our margins. Increasing operating efficiencies by moving to lower wage countries has the potential to stretch and thus put strain on regional and global supply chains, especially if infrastructures in these countries are not fully developed. Joint ventures and alliances have been and will continue to be important to achieving our growth objectives, but without sufficient resources to support their development and growth, these joint ventures and alliances could fall short of meeting customers’ demands in local markets, thereby adversely affecting our relationships with those customers globally.

Our Competitive Strengths

      We intend to leverage our leading product positions, our global presence, strong customer relationships and diverse product capabilities to increase our presence in the global safety systems industry.

•	Leading Product Positions. We are one of the world’s largest suppliers of automotive safety and chassis components. We believe we hold a number one or number two global position in all of our primary products including: brake components and systems, steering systems, inflatable restraint systems, seat belt systems, engine valves and engineered fasteners. We believe that we are also the leading manufacturer of anti-lock brakes in North America. Our leading supply position across a number of product lines increases our importance to our VM customers and allows us to compete effectively in each of the markets that we serve.

•	Global Position. As VMs increasingly become more global, they favor suppliers that can deliver products with consistent technology and quality for vehicles, which are manufactured and sold in markets around the world. Our geographically diverse global manufacturing base offers us an advantage over many of our competitors in meeting the global needs of our VM customers. We also believe that our global presence allows us to leverage sales to a customer in one location, or for one product, into sales to that customer in other locations and for other products. Additionally, our presence in markets such as South America, Eastern Europe and the Asia/ Pacific Rim region presents a long-term growth opportunity as demand for automotive vehicles increases, and automotive manufacturers expand production, in these markets. Our worldwide manufacturing base includes 136 facilities and 27 joint-venture facilities in 22 countries. In 2001, we recorded approximately 50 percent of our sales outside of North America, 42 percent in Europe and 8 percent throughout the rest of the world.

•	Strong Relationships with Customers. As a result of our focus on providing the highest quality products and service at appropriate prices, we maintain long-standing relationships with our customers, which include every major automotive VM in the world. We believe that we maintain an excellent reputation with our customers for timely delivery and customer service, and for providing world-class components and systems. As a result of our exceptional service and performance record, since the beginning of 2001, we have won a number of awards from our customers including GM’s Supplier of the Year, Ford’s Q1 and Q1 Plus World Excellence, DaimlerChrysler’s Gold Pentastar, Toyota’s Quality Certification Achievement, Fiat’s Targa Qualitas and Renault’s Trophée OPTIMA.

•	Diversified Business. We have a diversified business that limits our exposure to the risks of any one customer, product area or geographic economy. Approximately 50 percent of our sales are derived from sales outside North America; no one customer accounts for more than 19 percent of our sales and our product offerings, while focused in the area of safety technologies, are numerous and diverse. In addition to minimizing our risks, we believe that our diverse business provides a competitive advantage as this diversification supports our growth.

Products

      The following discussion describes each of our segments, as well as the major product groups within each segment.

     Chassis Systems

      Our Chassis Systems segment focuses on the design, manufacture and sale of braking, steering and suspension systems and components for VM and replacement part markets. Chassis Systems accounted for approximately $5.6 billion, or 56 percent, of our 2001 total sales.

      Our Chassis Systems segment is well positioned to capitalize on growth trends toward increasing active safety systems, particularly in the areas of electric steering, electronic vehicle stability control and other advanced braking systems, and integrated vehicle control systems. We have demonstrated strong, global full-

service design and manufacturing capabilities, as well as technology development, leading to significant new business awards at all major VMs.

      The following table describes the principal products in our Chassis Systems segment:

Product Line	Description

Brake Control	Two-wheel and four-wheel ABS, electronic vehicle stability control systems, electro-hydraulic braking systems, active cruise control systems, actuation boosters and master cylinders, electronically controlled actuation
Foundation Brakes	Front and rear disc brake calipers, drum brake and drum-in-hat parking brake assemblies, rotors, drums
Steering	Electrically powered steering systems (column-drive, pinion-drive, rack-drive type), electrically powered hydraulic steering systems, hydraulic power and manual rack and pinion steering gears, hydraulic steering pumps and hoses, hydraulic steering systems, fully integral commercial steering systems, commercial steering columns and pumps
Suspension	Forged steel and aluminum control arms, suspension ball joints, rack and pinion linkage assemblies, conventional linkages, commercial steering linkages and suspension ball joints, active roll control systems
Modules	Brake modules, corner modules, pedal box modules, strut modules, front cross-member modules, rear axle modules
Parts & Service	Braking, steering & suspension replacement parts for VM and non-VM customers
Integrated Vehicle Control	Integration of advanced braking, steering and suspension systems using common sensors and electronic control units (including software) to enhance vehicle performance and safety

      We sell our Chassis Systems products to VMs and to Tier-1 suppliers as original equipment. We also sell these products to VM service organizations and to independent distributors for the automotive aftermarket.

     Occupant Safety Systems

      Our Occupant Safety Systems segment focuses on the design, manufacture and sale of inflatable restraint, seat belt, steering wheel and safety and security electronic systems and components. Occupant Safety Systems accounted for approximately $3.0 billion, or 30 percent, of our 2001 total sales.

      Our Occupant Safety Systems segment is well positioned to capitalize on growth trends toward increasing passive safety systems, particularly in the areas of side and curtain inflatable restraint systems, occupant sensing systems, active seat belt pretensioning and retractor systems and integrated occupant restraint systems. We have demonstrated strong, global full-service design and manufacturing capabilities, as well as technology development, leading to significant new business awards at all major VMs.

      The following table describes the principal products in our Occupant Safety Systems segment:

Product Line	Description

Inflatable Restraints	Driver air bag modules, passenger air bag modules, side air bag modules, rollover curtain air bag modules, single- and dual-stage air bag inflators
Seat Belts	Retractor and buckle assemblies, pyrotechnic retractor assemblies, pretensioning systems, height adjusters, active control retractor systems
Steering Wheels	Full range of steering wheels from base designs to leather, wood, heated designs, including multifunctional switches and integral air bag modules
Safety Electronics	Front and side crash sensors, vehicle rollover sensors, air bag diagnostic modules, weight sensing and vision systems for occupant detection
Security Electronics	Remote keyless entry systems, advanced theft deterrent systems, direct tire pressure monitoring systems

      We sell our Occupant Safety Systems products to VMs and to Tier-1 suppliers as original equipment. We also sell these products to VM service organizations for service parts.

     Other Automotive

      Our Other Automotive segment focuses on the design, manufacture and sale of engine valves and components, engineered fasteners and components and body control systems. Other Automotive accounted for approximately $1.5 billion, or 14 percent, of our 2001 total sales.

      Our Other Automotive segment is well positioned to capitalize on growth trends toward multi-valve engines and increasing electronic content per vehicle. We have demonstrated strong, global full-service design and manufacturing capabilities, as well as technology development, leading to significant new business awards at all major VMs.

      The following table describes our principal products in our Other Automotive segment:

Product Line	Description

Engine Valves	Engine valves, valve train components, electro-magnetic valve actuation
Engineered Fasteners & Components	Engineered and plastic fasteners and precision plastic moldings and assemblies
Body Controls	Display and heating, ventilating and air conditioning electronics, controls and actuators; motors; power management controls; man/machine interface controls and switches, including a wide array of automotive ergonomic applications such as steering column and wheel switches, rotary connectors, climate controls, seat controls, window lift switches, air bag disable switches; rain sensors

      We sell our Other Automotive products to VMs and to Tier-1 suppliers as original equipment. We also sell these products to VM service organizations. In addition, we sell some Engine Valve and Body Control products to independent distributors for the automotive aftermarket.

Foreign and Domestic Operations

      We manufacture products or have principal facilities in 22 countries throughout the world. Our operations outside the United States are in Austria, Brazil, Canada, China, the Czech Republic, France, Germany, India, Italy, Japan, Malaysia, Mexico, the Netherlands, Poland, Portugal, South Africa, South Korea, Spain, Thailand, Turkey and the United Kingdom. We also export products manufactured in the United States. Such export sales accounted for:

•	7 percent of net customer sales during 2001, or $727 million;

•	8 percent of net customer sales during 2000, or $916 million; and

•	9 percent of net customer sales during 1999, or $906 million.

      See also the information relating to the dollar amounts of sales and property, plant and equipment-net by geographic area for each of the years 1999 through 2001 presented under the note to financial statements entitled “Operating Segments” on pages F-14 through F-16 of this prospectus.

Competition

      The automotive parts marketplace is extremely competitive. VMs rigorously evaluate us and other suppliers along a myriad of criteria such as quality, price/cost competitiveness, system and product performance, reliability and timeliness of delivery, new product and technology development capability, excellence and flexibility in operations, degree of global and local presence, effectiveness of customer service and overall management capability. Within each of our product segments, we face significant competition.

      We enjoy a competitive position, benefiting from breadth of product and customer mix, scale, global reach, excellence in lean manufacturing, and systems and engineering competencies. We are a global leader in most principal product areas such as braking, steering, inflatable restraint systems, seat belts, engine valves and engineered fasteners. We believe that we are very well positioned to participate in several high-growth areas such as electronic vehicle stability control, electrically assisted steering, driver assist systems, advanced crash and rollover sensing and curtain air bag systems, tire pressure monitoring systems and smaller, lighter and advanced-material engine valves/valve trains.

Customers

      We serve more than 40 VM customers across all the world’s major vehicle producing regions. Our largest customers, including sales to their affiliated companies, are Ford Motor Company, DaimlerChrysler AG, General Motors Corporation and Volkswagen AG. In 2001, sales to these customers accounted for over 60 percent of our total sales, as shown below.

Percentage of
Customer	2001 Total Sales

Ford	18
DaimlerChrysler	17
General Motors	13
Volkswagen	13

      In addition to our four largest customers, we do business with all of the other major VMs worldwide. Our ten largest customers accounted for 79 percent of total sales in 2001. Among major automotive suppliers, the breadth of our customer mix is among the industry leaders. These long-standing relationships have enabled us to understand global customer needs and business opportunities. We believe that we will continue to be able to compete effectively for our customers’ business because of the high quality of our products, our ongoing cost reduction efforts, our strong global presence and our product and technology innovations.

      We sell products to the global aftermarket as replacement parts for current production and older vehicles. In 2001, sales to the aftermarket of approximately $700 million represented 7 percent of our total sales. We currently sell these products through both VM service organizations and independent distribution networks.

Sales and Marketing

      We have established a sales and marketing organization of dedicated customer teams that provide a consistent interface with our key customers. These teams are located in all major automotive regions to best represent their respective customer’s interests within our organization, to promote customer programs and coordinate global customer strategies with the goal of enhancing overall customer service and satisfaction. Our ability to support our customers globally is further enhanced by our broad global presence in terms of sales offices, manufacturing facilities and engineering/technical centers.

      Our sales and marketing organization and activities are designed to create overall awareness, consideration and increase purchases of our systems, modules and components. To further this objective, we participate in international trade shows in Paris, Frankfurt and Detroit, as well as international aftermarket-focused events in Las Vegas and Frankfurt. We also provide on-site technology demonstrations at our major VM customers on a regular basis. We publish the quarterly technology journal TRW Advances, and we will offer an Internet site at www.          .com (our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part).

Customer Support

      Our engineering, sales and production facilities are located all over the world and can service our customers in any region in which they operate or manufacture their products.

Intellectual Property

      We own significant intellectual property, including a large number of patents, copyrights and trade secrets, and are involved in numerous licensing arrangements. Although our intellectual property plays an important role in maintaining our competitive position in a number of the markets that we serve, no single patent, copyright, trade secret or license, or group of related patents, copyrights, trade secrets or licenses, is, in the opinion of our management, of such value to us that our business would be materially affected by the expiration or termination thereof. Our general policy is to apply for patents on an ongoing basis in the United States, Germany and appropriate other countries to protect our patentable developments.

      Our patent portfolio of nearly 10,000 patents and pending patent applications reflects our commitment to invest in technology. These patents cover many aspects of our existing and proposed products (not only mechanical and electrical aspects, but also software algorithms), as well as the processes for making those products. In addition, we have developed a wealth of manufacturing know-how that we believe provides a significant competitive advantage in the marketplace.

      We have entered into several hundred technology license agreements that either strategically exploit our intellectual property rights or provide a conduit for us into third party intellectual property rights useful in our businesses. In many of these agreements, we license technology to our suppliers, joint venture companies and other local manufacturers in support of product production for us and our customers. In other agreements, we license the technology to other companies to obtain royalty income.

      Prior to the spin-off, we expect to enter into a trademark license agreement and intellectual property license agreements with TRW. These agreements are described under “Relationship With TRW — Intellectual Property License Agreements” and “ — Trademark License Agreement.”

Seasonality

      Our business is moderately seasonal because our largest North American customers typically halt operations for approximately two weeks in July and one week in December. Customers in Europe historically shut down vehicle production during a portion of August as well. In addition, third quarter automotive production traditionally is lower as new models enter production. Our third and fourth quarter results may reflect these trends.

Research and Development

      We operate a global network of technical centers worldwide where we employ thousands of engineers, researchers, designers and technicians. This global network allows us to create the latest in automotive active and passive technologies while improving existing products and systems. We utilize sophisticated testing and computer simulation equipment, including computer aided engineering, noise-vibration-harshness, crash sled, math modeling and vehicle simulation. We have advanced engineering and research and development programs for next-generation components and systems in our chassis, occupant safety and other automotive product areas. We are disciplined in our approach to research and development, employing a myriad of tools to improve efficiency and reduce cost, such as Six Sigma, “follow-the-sun” and other e-Engineering programs and by outsourcing non-core activities.

      Customer-funded research and development relating to the development of new products, services and techniques totaled:

•	$32 million in 2001;

•	$38 million in 2000; and

•	$28 million in 1999.

      Company-funded research and development costs totaled:

•	$131 million in 2001;

•	$167 million in 2000; and

•	$178 million in 1999.

      We believe that continued research and development activities are critical to maintaining our leadership position in the industry and will provide us with a competitive advantage as we seek additional business with new and existing customers.

Raw Materials

      We purchase various raw materials for use in our manufacturing processes. The principal raw materials we purchase include fabricated metal, aluminum, steel, resins, leather and wood. All of these raw materials are available from numerous sources. We have not, in recent years, experienced any significant shortages of raw materials and normally do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedule.

Properties

      Our principal executive offices are located in Livonia, Michigan. Our operations include numerous manufacturing, research and development and warehousing facilities. We own or lease principal facilities located in 17 states in the United States and in 20 other countries. Approximately 45 percent of the principal domestic facilities are used by the Chassis Systems segment, 25 percent by the Occupant Safety Systems segment, 28 percent by the Other Automotive segment, and 2 percent is used at the corporate level. We also own, lease or operate administrative, marketing, sales and office facilities throughout the United States and in various parts of the world.

      Of the total number of principal facilities operated by us, approximately 71 percent of such facilities are owned, 22 percent are leased, and 7 percent are held by joint ventures in which we have a majority interest.

      A summary of our principal facilities, by segment, type of facility and geographic region, is set forth in the following tables. Additionally, where more than one segment utilizes a single facility, that facility is categorized by the purposes for which it is primarily used.

     Chassis Systems

	North		Asia
	America	Europe	Pacific	Other	Total
Principal Use of Facility
Research and Development	2	2	0	0	4
Manufacturing	25	29	11	6	71
Warehouse	4	7	1	0	12
Office	0	6	0	0	6

Total	31	44	12	6	93

     Occupant Safety Systems

	North		Asia
	America	Europe	Pacific	Other	Total
Principal Use of Facility
Research and Development	3	2	0	0	5
Manufacturing	14	18	0	2	34
Warehouse	1	4	0	0	5
Office	3	1	0	0	4

Total	21	25	0	2	48

     Other Automotive

	North		Asia
	America	Europe	Pacific	Other	Total
Principal Use of Facility
Research and Development	1	3	0	0	4
Manufacturing	13	24	7	3	47
Warehouse	1	0	0	0	1
Office	2	1	0	0	3

Total	17	28	7	3	55

      In addition to the facilities set forth in the foregoing tables, we also maintain one facility that we utilize as office space at the corporate level.

      Additional information concerning our long-term rental obligations under operating leases is set forth in the note to financial statements entitled “Lease Commitments” included in this prospectus.

Employees

      As of June 30, 2002, we had approximately 64,000 employees (excluding temporary and inactive employees), of whom approximately 27,000 were employed in North America, approximately 31,000 were employed in Europe, approximately 4,000 were employed in South America and approximately 2,000 were employed in Asia. Approximately 16,000 of our employees are salaried and approximately 48,000 are hourly. As of March 31, 2002, approximately 22 percent of our United States hourly workforce and approximately 78 percent of our foreign hourly workforce were represented by 39 unions. We consider relations with our employees to be good.

Environmental Matters

      Federal, state and local requirements relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had, and will continue to have, an effect on us and our operations. We have made and continue to make expenditures for projects relating to the environment, including pollution control devices for new and existing facilities. We are conducting a number of environmental investigations and remedial actions at current and former locations to comply with various federal, state and local laws and, along with other companies, have been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably to us.

      A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to the professional judgment of our environmental engineers, in consultation with outside environmental specialists, when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 2001, we had reserves for environmental matters of $111 million, including expense of $2 million recorded during the year.

      We do not believe that compliance with environmental protection laws and regulations will have a material effect upon our capital expenditures, results of operations or competitive position, and our capital expenditures for environmental control facilities during 2002 and 2003 are not expected to be material to us. We believe that any liability that may result from the resolution of environmental matters for which sufficient information is available to support cost estimates will not have a material adverse effect on our financial position or results of operations. However, we cannot predict the effect on our financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, we cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on our financial position or results of operations or the possible effect of compliance with environmental requirements imposed in the future.

Legal Proceedings

      Various claims, lawsuits and administrative proceedings are pending or threatened against us, arising from the ordinary course of business with respect to commercial, product liability and environmental matters.

      In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed us that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company’s then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly-owned subsidiary of TRW upon TRW’s acquisition of LucasVarity in 1999 and will become our wholly-owned subsidiary prior to the spin-off. We are cooperating with the investigation and are unable to predict the outcome of the investigation at this time.

      Our management believes that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition or results of operations.

MANAGEMENT

      Set forth below is certain information concerning the individuals that we anticipate will be serving as our executive officers at the time of the spin-off. Currently we have a board of directors consisting of five individuals, all of whom are officers and/or directors of TRW. We expect that these directors will resign prior to the spin-off and be replaced by at least five directors who will constitute our board of directors at the time of the spin-off.

Name	Age	Position*

John C. Plant	48	President & Chief Executive Officer
Steven Lunn	53	Executive Vice President, Operations
Josef Pickenhahn	51	Vice President, Engineering, Braking
Aly A. Badawy	53	Vice President, Engineering, Steering & Suspension
Douglas P. Campbell	50	Vice President, Engineering, Occupant Safety Systems
David L. Bialosky	44	Vice President, Law
Robert A. Alberico	52	Vice President, Human Resources
Peter J. Lake	46	Vice President, Sales & Business Development
Joseph S. Cantie	38	Vice President, Finance
Bryce A. Currie	35	Vice President, Six Sigma

*	The above list reflects the names and titles of the current management team of TRW’s Automotive business, which are subject to change.

      John C. Plant is a member of the TRW Chief Executive Office and has been President and Chief Executive Officer of TRW’s Automotive business since 2001. Mr. Plant has been an Executive Vice President of TRW since TRW’s acquisition of LucasVarity in 1999. He was President and Chief Executive Officer, TRW Chassis Systems in 2001; General Manager, TRW Chassis Systems from 1999 to 2001 and General Manager of TRW’s Automotive business in 1999. Mr. Plant was President, LucasVarity Automotive in 1998 to 1999, and Managing Director, Electrical and Electronic Division, Lucas Automotive from 1991 until 1998.

      Steven Lunn has been Executive Vice President, Automotive Operations of TRW since 2001 and had served prior to that as Senior Vice President, Operations, of TRW Chassis Systems since August 1999. Mr. Lunn was Deputy President and Chief Operating Officer of LucasVarity Automotive from 1997 until August 1999. Prior to this position, he was Managing Director for LucasVarity’s Light Vehicle Braking Systems Division.

      Josef Pickenhahn has been Vice President, Braking Engineering for TRW’s Automotive business since August 2001. From October 1996 to August 2001, he was Technical Director of Actuation for TRW’s Automotive business engineering unit in Europe.

      Aly A. Badawy has been Vice President, Engineering, TRW Steering and Suspension Systems since July 1999. Prior to that, he was a Director of Engineering for Delphi since August 1985.

      Douglas P. Campbell has been Vice President, Engineering, TRW Occupant Safety Systems since November 2000. From September 1995 to November 2000, he served as Vice President, Engineering for TRW Occupant Safety Systems’ Inflatable Restraints business and from June 1999 to November 2000, he also served as Vice President, Engineering for TRW Occupant Safety Systems’ Steering Wheel Systems business.

      David L. Bialosky has been a Vice President and an Assistant General Counsel of TRW since 1997. Since November 2001, he has been responsible for the law function at TRW’s Automotive business. He was Vice President and Assistant General Counsel of TRW Chassis Systems from October 1999 to November 2001 and of TRW’s Automotive business between January to October 1999. From April 1997 to December 1998, Mr. Bialosky served as Vice President and Assistant General Counsel, TRW Automotive Electronics.

      Robert A. Alberico has been Vice President, Human Resources for TRW’s Automotive business since November 2001. Prior to that, since September 1992, Mr. Alberico held a number of positions throughout TRW’s Automotive business units as Vice President, Human Resources, most recently with TRW Chassis Systems.

      Peter J. Lake has been Vice President, Sales and Business Development for TRW’s Automotive business since February 2002. From November 2001 to February 2002, Mr. Lake held the position of Vice President, Business Development and Vice President and General Manager, Parts and Services for TRW’s Automotive business. From October 2000 to November 2001, he held the same position for TRW Chassis Systems. From October 1999 to October 2000, Mr. Lake served as Vice President, Planning and Business Development for TRW Chassis Systems. From December 1998 to November 1999, Mr. Lake served as Vice President, Marketing for LucasVarity Automotive. From May to November 1998, he served as Director, Business Development, LucasVarity corporate staff. Prior to that, since 1995, he served as Commercial Director and General Manager for LucasVarity Aftermarket.

      Joseph S. Cantie has served as Vice President, Finance for TRW’s Automotive business since November 2001. Prior to that, Mr. Cantie served as Vice President, Investor Relations for TRW from October 1999 to November 2001. From July 1998 to September 1999, Mr. Cantie served as Vice President and Controller of LucasVarity. From November 1996 to July 1998, he served as Vice President, Investor Relations for LucasVarity. Prior to joining LucasVarity, Mr. Cantie, a certified public accountant, spent ten years with KPMG Peat Marwick.

      Bryce A. Currie has served as Vice President, Six Sigma for TRW’s Automotive business since November 2001. Mr. Currie has held a number of positions within TRW Chassis Systems since 1997, including most recently serving as Vice President, Six Sigma for TRW Chassis Systems from September to November 2001, Director, Strategic Program Management and Operations Excellence for TRW Chassis Systems from February to August 2001 and Director and General Manager, TRW Chassis Systems — Europe from November 1999 to February 2001.

Composition of the Board of Directors

      Our board of directors is divided into three classes, each serving staggered three-year terms:

•	Class I, whose term will expire at our 2003 annual meeting of stockholders;

•	Class II, whose term will expire at our 2004 annual meeting of stockholders; and

•	Class III, whose term will expire at our 2005 annual meeting of stockholders.

      As a result, only one class of directors will be elected at each annual meeting, with the other classes continuing for the remainder of their respective terms. Prior to the spin-off, TRW will have the ability to change the size and composition of our board of directors and committees of our board of directors.

      Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

      Our board of directors is expected to appoint independent directors to a compensation committee of our board of directors and an audit committee of our board of directors after such directors are elected. The compensation committee will assist management and the directors in assessing our organizational structure and executive compensation philosophy, determine the compensation of our executive officers, and approve compensation and benefit plans that do not generally apply to all salaried employees and that involve our executive officers.

      The audit committee will assist our directors in their oversight of our financial reporting process, internal and independent audit activities and our system of internal controls. Immediately following the spin-off, our board of directors will adopt an audit committee charter pursuant to which it will operate. Our audit committee will hold at least four regularly scheduled meetings each year. Our board will establish meeting schedules for any other committees of our board.

      Our board of directors may, from time to time, establish other committees to facilitate our management.

Director Compensation

     General

      Any of our officers who also serves as a director will not receive any additional compensation for serving as a director or as a member or chair of a committee.

     Director Compensation Principles

      We expect that the compensation of our directors will be based on the following principles:

•	that a significant portion of director compensation should be aligned with creating and sustaining stockholder value;

•	that directors should hold a significant number of shares of our common stock; and

•	that total compensation should be structured to attract and retain a diverse and superior board of directors.

      We expect that the compensation package for non-employee directors will be comprised of the following components:

•	a base annual retainer of $ , fifty percent of which will be automatically deferred in shares of our common stock;

•	an additional annual retainer of $ for chairs of the audit and the compensation committees;

•	an additional annual retainer of $ for chairs of any other committees; and

•	an annual stock option grant to purchase shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of the grant.

Payment of the automatic deferral portion of a director’s retainer will not be made until the director ceases to serve as a director.

Stock Ownership of Directors and Executive Officers

      All of our stock is currently owned by TRW and thus none of our current or anticipated officers or directors own any of our common stock. To the extent our directors and officers own TRW stock at the time of the spin-off, they will participate in the spin-off on the same terms as other holders of TRW stock. Beginning in 2003, we expect to award options to purchase shares of our common stock and/or other equity-based awards to certain of our officers and employees.

      Each option to acquire TRW common stock held by our directors and employees as of the spin-off, which we refer to as TRW Options, will become a TRW Automotive option, which we refer to as TRW Automotive Options, to purchase the number of shares of our common stock determined by multiplying the number of shares of TRW common stock subject to the TRW Option immediately before the spin-off by the TRW Automotive Option Exchange Ratio (as defined below), at a price per share equal to the exercise price per share of TRW common stock otherwise purchasable pursuant to the TRW Option divided by the TRW Automotive Option Exchange Ratio. The TRW Automotive Option will otherwise have substantially the same terms and conditions as the corresponding TRW Option being replaced, except that, for purposes of determining when any TRW Automotive Option will vest and expire, service with TRW and its subsidiaries before the spin-off will be treated as service with us and our subsidiaries at and after the spin-off. By TRW Automotive Option Exchange Ratio, we mean the quotient determined by dividing:

•	the closing price per share of TRW common stock on the New York Stock Exchange Composite Transactions Reporting System for the spin-off date (disregarding the spin-off) by

•	the fair market value per share of TRW Automotive common stock immediately after the spin-off.

      Restricted stock held by our directors and officers as of the spin-off will be converted into our restricted stock in an amount determined by applying the TRW Automotive Option Exchange Ratio.

      The following table sets forth the TRW share ownership as of                     , 2002 for each director, each of the executive officers named in the Summary Compensation Table in the “— Executive Compensation” section below, and all of our directors and executive officers as a group. Unless there is a footnote to the contrary, sole voting and investment power in the shares owned are held either by the named individual alone or by the named individual and his or her spouse.

Number of Shares of TRW Common Stock

	Shares			Percent of
	Beneficially	Exercisable	Deferred Share	Shares
Name	Owned(1)	Options(2)	Units(3)	Outstanding

John C. Plant
[Executive Officer]
[Executive Officer]
[Executive Officer]
[Executive Officer]
[Director]
[Director]
[Director]
[Director]
[Director]
All directors and executive officers as a group ([ ] persons)

*	Less than 1 percent.

(1)	Includes shares of TRW common stock held in The TRW Employee Stock Ownership and Savings Plan, shares of TRW common stock that have been automatically deferred under TRW’s deferred compensation plan for non-employee directors and shares of restricted stock awarded to certain executive officers.

(2)	Includes the number of shares that may be acquired within 60 days of , 2002, upon exercise of stock options.

(3)	This column shows phantom units of shares of TRW common stock that have been credited under deferred compensation plans and certain other nonqualified benefit plans maintained by TRW. The phantom units are settled in cash and are not included for the purpose of calculating the percent of shares outstanding. The individuals will have credited one phantom unit of TRW Automotive common stock under TRW Automotive deferred compensation plans and certain other nonqualified benefit plans for each phantom unit of TRW common stock that such individual has credited to his or her relevant account.

Executive Compensation

      The following table shows some projected compensation information for the individuals who, at the time of the spin-off, are expected to be our chief executive officer and our four other most highly compensated executive officers.

		Annual Compensation

			Target
Name and Principal Position	Year	Salary	Bonus

John C. Plant
President & Chief Executive Officer	2002
[Executive Officer]	2002
[Executive Officer]	2002
[Executive Officer]	2002
[Executive Officer]	2002

      As an independent company, we will establish executive compensation practices that will link compensation with the performance of TRW Automotive as well as our common stock. We will continually review our executive compensation programs to ensure that they are competitive.

Long-Term Incentive Plan

      We expect to adopt, with the approval of TRW in its capacity as our sole stockholder, the 2002 TRW Automotive Long-Term Incentive Plan, or the Plan. The Plan will offer incentives to attract, retain and reward individuals of the highest caliber as our employees and directors. We believe that the Plan also will focus our employees and directors on our long-term goals, and further align their interests with those of our stockholders.

     General

      Participants. All of our employees, or employees of any of our subsidiaries or affiliates, and all of our directors will be eligible participants under the Plan.

      Share Limitations. The number of shares of our common stock that may be issued by us in payment and upon exercise of grants will not exceed           shares, subject to adjustments in the event of certain changes to our capital structure. The shares delivered under the Plan may be unissued shares or treasury shares. Shares issued pursuant to a grant that are forfeited, surrendered, canceled or settled without the delivery of shares will again be available for grant.

      The maximum number of shares underlying options or stock appreciation rights that may be granted to an individual participant during any calendar year period is           , except that the balance of unused shares in any year will be added to this limitation in subsequent years. The maximum number of shares that may be issued upon exercise of incentive stock options is           . In addition, not more than           shares underlying Other Stock-Based Grants as described below may be granted to all participants during the term of the Plan, and not more than           shares underlying Other Stock-Based Grants may be granted to an individual participant during any performance period of not more than five years.

      Administration. The Plan will be administered by a committee appointed by our board of directors from among its members. After completion of the spin-off, the Plan will be administered by the compensation committee of the board of directors. The committee’s decisions and interpretations with respect to the Plan will be final and conclusive. Grants may be made under the Plan with terms and conditions, not inconsistent with the Plan, as may be imposed by the committee administering the Plan. The compensation committee has wide discretion and flexibility to administer the Plan in the manner it determines is in the best interests of TRW Automotive. For example:

•	grants may be made in various combinations and subject to various conditions, restrictions and limitations;

•	the terms and conditions of grants need not be the same with respect to each participant;

•	the compensation committee may provide for the effect on grants of a participant’s death, disability, retirement or termination of employment; and

•	the compensation committee may provide for the acceleration of grants in the event of a change of control in TRW Automotive.

These examples are for illustrative purposes only and do not purport to constitute an exclusive or comprehensive identification of the manner in which the compensation committee may exercise its broad authority in administering the Plan.

     Types of Awards

      Stock Options. We may grant both tax-qualified incentive stock options and nonqualified stock options under the Plan. The Plan will require that the purchase price per share not be less than the fair market value of a share of our common stock on the date the option is granted. Options will be exercisable at that time or times as determined by the compensation committee. Options granted as incentive stock options must also meet requirements of the Code.

      The compensation committee may provide for the transfer, without payment of consideration, of an option by an optionee to a member of the optionee’s immediate family or to a trust or partnership whose beneficiaries are members of the optionee’s immediate family. In that case, the option will be exercisable only by that transferee.

      Payment of the purchase price of the options may be made in cash, shares or other securities or other property, or any combination thereof as determined by the compensation committee. Options may provide for related stock appreciation rights. If an option or any portion thereof is exercised, the shares issued upon exercise will not be available for future grants.

      Stock Appreciation Rights. Stock appreciation rights related to a stock option, or tandem stock appreciation rights, may be granted either at the time of the option grant, or during the term of the option, at an exercise price equal to the fair market value of a share of our common stock on the date of grant. In addition, stock appreciation rights may be granted separate and apart from the grant of an option, or freestanding stock appreciation rights. Tandem stock appreciation rights permit a participant, upon exercise of these rights and surrender of the related option to the extent of an equivalent number of shares, to receive payment equivalent to the difference between the fair market value, on the date of exercise, of the portion of the option so surrendered and the fair market value of these shares on the date of grant. Freestanding stock appreciation rights entitle the participant, upon exercise of these rights, to receive payment equal to the difference between the fair market value, on the date of exercise, of all or part of a designated number of shares and the fair market value of such shares on the date of grant. That payment may be made in shares, valued on the basis of the fair market value of the shares on the date of exercise of the stock appreciation right, or in cash, or partly in cash and partly in shares, as the compensation committee may determine.

      Other Stock-Based Grants. Under the Plan, the compensation committee may also, at its discretion, make the awards of stock valued in whole or in part by reference to, or based upon, our common stock. The terms and conditions of these grants, including any performance-related criteria or other restrictions on payout that the compensation committee deems appropriate, will be determined by the compensation committee in its sole discretion. These terms may include the right to receive, either currently or on a deferred basis, interest or dividends with respect to the number of shares covered by the award.

      In making Other Stock-Based Grants, the compensation committee may or may not base these awards made to any of our officers on pre-established performance goals and measures. If the compensation committee chooses to base an award on the achievement of certain performance goals, the criteria used in establishing these performance goals may, at the discretion of the compensation committee, include one or any combination of the following:

•	return on equity, assets, capital or investment;

•	pre-tax or after-tax profit levels expressed in either absolute dollars, earnings per share, or increases of the same;

•	a formula based on return on assets employed less the cost of capital multiplied by average assets employed;

•	sales;

•	stock price;

•	cash flow;

•	total stockholder return; or

•	other financial measures.

      In establishing these performance goals and measures, the compensation committee may also include qualitative or non-financial quantitative criteria, if any, as it deems appropriate.

      The performance criteria will be established by the compensation committee not later than 90 days after commencement of the performance period relating to a specific award intended to comply with Section 162(m) of the Code. Performance goals may be identical for all participants or, at the discretion of the compensation committee, may be different to reflect more appropriate pre-established measures of individual performance. The performance goals established by the compensation committee will include a threshold level of performance below which no award will be payable and a maximum award opportunity for each participant. Attainment of the performance goals will be determined and certified in writing by the compensation committee prior to payout.

      The compensation committee may, in its sole discretion, reduce the performance results upon which awards are based under the Plan to offset any unintended result arising from events not anticipated when the performance goals were established. In addition, notwithstanding the attainment of performance goals for TRW Automotive as a whole, awards for an individual participant may be denied or adjusted downward by the compensation committee in its sole discretion and judgment, based on its assessment of the participant’s performance.

      The compensation committee may make adjustments in the method of calculating attainment of the performance goals in recognition of:

•	extraordinary or non-recurring items;

•	changes in the tax laws;

•	changes in generally-accepted accounting principles or accounting policies;

•	charges related to restructured or discontinued operations;

•	restatement of prior period financial results; and

•	any other unusual, non-recurring gain or loss that is separately identified and quantified in our financial statements.

     Certain Federal Income Tax Consequences

      Section 162(m) of the Code specifies that compensation paid in excess of $1 million annually to executive officers is not deductible by us for federal income tax purposes, unless certain exceptions apply. One exception provides for the deductibility of performance-based compensation, which has been approved by stockholders. Under a special transition rule, stockholder approval will not be required except with respect to grants made after the first regularly scheduled meeting of our stockholders that occurs more than 12 months after the date that we become a separate publicly held corporation. We intend to seek approval of the Plan at our 2004 annual meeting of stockholders.

      Under the Code, a participant receiving a stock option does not realize income upon the grant of the option. However, a participant will realize income at the time of exercise, except for options that are incentive stock options, in the amount of the difference between the option price and the fair market value on the date of exercise. Under the Code, we are entitled to a deduction equal to the amount of that income, at the time that income is realized by the participant. In the case of incentive stock options, although no income is realized upon exercise and we are not entitled to a deduction, the difference between the fair market value on the date of exercise and the exercise price is treated by the participant as an item of tax preference for alternative minimum tax purposes. If the participant does not dispose of the shares acquired on the exercise of an incentive stock option within one year after their receipt, and within two years after the grant of the option, gain or loss realized on the subsequent disposition of the shares will be treated as long-term capital gain or loss. In the event of an earlier disposition, the participant will realize ordinary income, and we will be entitled to a deduction, equal to the amount of that income.

      In the case of freestanding stock appreciation rights or tandem stock appreciation rights, the participant will not realize any income at the time of grant. Upon the exercise of either a tandem stock appreciation right or a freestanding stock appreciation right, any cash received and the fair market value on the exercise date of any shares received will constitute ordinary income to the participant. We will be entitled to a deduction in the amount of that income at the time of exercise.

      The participant must recognize ordinary income equal to the fair market value of the shares received upon payout of “Other Stock-Based Grants,” less any amount paid by the participant, at the first time the shares become transferable or are not subject to substantial risk of forfeiture, whichever occurs earlier. We will be entitled to a deduction in the same amount and at the same time as the participant realizes income.

      Grants made under the Plan will be subject to applicable tax withholding by us, which may, to the extent permitted by the compensation committee, be satisfied by the withholding of shares deliverable under the Plan.

     Amendment

      The compensation committee may amend, suspend or terminate the Plan at any time, except that no such action by the compensation committee may:

•	be made without stockholder approval, to the extent that approval is required by legal or regulatory requirements;

•	increase the maximum number of shares that may be issued under the Plan; or

•	permit an option to be granted at an exercise price less than the fair market value on the date of grant.

Other Compensation Arrangements

      In connection with the spin-off, we intend to enter into agreements designed generally to assure continued management in the event of a change in control of TRW Automotive with each of our executive officers and some of our other officers. The agreements will provide that, following a change in control, we will employ the officer until the earlier of the officer’s death, his or her attaining age 65 or the expiration of the third anniversary of the change in control, which we refer to as the Employment Period. During the Employment Period, the officer will be entitled to receive an annual base salary and to continue participation in employee benefit plans at levels not less than those in effect prior to the change in control. The incentive portion of the officer’s compensation will equal the highest incentive award paid to the officer for any of the three calendar years preceding the change in control. If the officer’s employment were to be terminated by us during the Employment Period for reasons other than disability or cause, or by the officer for reasons relating to changed circumstances or during the 60-day period immediately following the first anniversary of the occurrence of a change in control, the officer would be entitled to receive a severance payment equal to the net present value of:

•	the salary and incentive pay that the officer would have received under the agreement for the remainder of the Employment Period or two years, whichever is longer, also referred to as the Remaining Period, and

•	the employee benefits, other than employee welfare benefits and stock options and similar compensatory benefits, that the officer would have received for the Remaining Period, including under our retirement plans, assuming vesting.

      We would also provide the officer with health insurance and similar welfare benefits for the Remaining Period, subject to reduction for comparable welfare benefits received in subsequent employment. If any payments to the officer are determined to be “excess parachute payments” under the Code, the officer would be entitled to receive an additional payment, net of income taxes, to compensate the officer for the excise tax imposed by the Code on such payments. It is expected that the agreements also will provide that we will reimburse the officer for his or her costs to enforce the agreement.

      For purposes of the foregoing agreements, as well as awards under the Plan, a change in control will be defined as a change occurring:

•	by virtue of certain mergers or consolidations or sale or transfer of assets by us to another corporation; or

•	by virtue of our current directors and their approved successors, other than a successor whose initial assumption of office is in connection with an actual or threatened election contest, ceasing to constitute a majority of our directors; or

•	through the acquisition of shares representing 20 percent or more of the voting power of TRW Automotive other than acquisitions by us, any of our subsidiaries or a TRW Automotive-sponsored employee benefit plan; or

•	through any other change in control reported in any filing with the SEC.

      In connection with his serving as our President and Chief Executive Officer, prior to the spin-off we anticipate entering into an employment agreement and an employment continuation agreement with John C. Plant.

RELATIONSHIP WITH TRW

      We are currently wholly-owned by TRW, and our results have been included in TRW’s consolidated financial results. After the spin-off, our results of operations will no longer be consolidated with TRW and we will be an independent public company. Furthermore, except as described below, all contractual relationships existing prior to the spin-off between us and TRW will be terminated.

      Prior to the spin-off, we and TRW expect to enter into certain agreements providing for our separation from TRW, the spin-off and related matters. These agreements are expected to include:

•	a master distribution agreement;

•	a tax sharing agreement;

•	an employee matters agreement;

•	an insurance allocation agreement;

•	intellectual property license agreements;

•	a trademark license agreement; and

•	a transition services agreement.

      In this prospectus, we sometimes refer to these agreements (other than the master distribution agreement) as the “ancillary agreements.” These agreements will be entered into in the context of a parent-subsidiary relationship and will be negotiated in the overall context of our separation from TRW. The terms and conditions of these agreements, including the prices charged for services may be more or less favorable than those we could negotiate with unaffiliated third parties. However, we believe and TRW has advised us that it believes that these agreements are fair.

      Copies of the forms of the material agreements will be included as exhibits to the registration statement on Form S-1 (or the amendments thereto) of which this prospectus forms a part. The following description summarizes the material terms of these agreements.

Master Distribution Agreement

      TRW and we will enter into a master distribution agreement shortly before the spin-off, which will be the principal agreement governing the spin-off, the related restructuring transactions and certain agreements between TRW and us that will continue after the spin-off. The agreement will also contemplate a number of ancillary agreements that we will enter into with TRW in connection with the spin-off, including a tax sharing agreement, an employee matters agreement, an insurance allocation agreement, intellectual property license agreements, a trademark license agreement and a transition services agreement.

      The restructuring transactions refer to the series of transactions that will result in the separation of TRW’s automotive business and TRW’s non-automotive businesses. To this end, the master distribution agreement will define what constitutes the “TRW Automotive Business” (generally, TRW’s automotive business) and what constitutes the “TRW Remaining Business” (generally, TRW’s non-automotive businesses).

      Pursuant to the terms of the master distribution agreement, shortly prior to the spin-off, TRW will cause to be transferred to us all of the assets associated with the TRW Automotive Business, and we will assume all of the liabilities associated with the TRW Automotive Business (including contingent liabilities). TRW will retain all of the assets and liabilities associated with the TRW Remaining Business. All assets and liabilities will be transferred without any representation or warranty on an “as is, where is” basis.

      As part of the restructuring transactions, we intend to issue to TRW that number of shares of our common stock to enable TRW to distribute one share of our common stock for each share of TRW common stock in the spin-off. In addition, we expect to issue shares of our Series A Convertible Preferred Stock to a subsidiary of TRW, which shares will be subsequently sold to a third party equity investor unaffiliated with

TRW shortly before the spin-off. See “The Spin-Off — Transactions Prior to or Concurrent With the Spin-Off.”

      In general, all intercompany balances between TRW and us will be settled by cancellation or transfer. Based on the anticipated cash requirements of TRW and us following the spin-off, the master distribution agreement will set a “restructuring funding target amount” for us and will provide for a cash adjustment based on the difference between the “restructuring funding target amount” and the “restructuring funding actual amount” as of the end of the fiscal month immediately preceding the spin-off.

      The master distribution agreement will contemplate that a number of actions will be taken prior to the spin-off declaration date, including the following:

•	TRW will cause those individuals who will continue to be directors, officers or employees of TRW (but not TRW Automotive) following the spin-off to resign, effective as of the spin-off, from our boards of directors or offices and those of our post-spin-off affiliates;

•	we will cause those individuals who will be directors, officers or employees of TRW Automotive (but not TRW) following the spin-off to resign, effective as of the spin-off, from boards of directors or offices of TRW and TRW’s post-spin-off affiliates;

•	our new directors will be appointed to our board of directors;

•	we and TRW will agree to cooperate in the preparation, filing with the SEC and (where applicable) mailing to TRW shareholders of the documents required in connection with the spin-off and the related transactions, including the accompanying proxy statement relating to the special meeting of TRW shareholders that will be held in connection with the spin-off;

•	TRW will redeem all of its preferred stock;

•	we and TRW will cooperate in the preparation and filing of an application to list the shares of our common stock on the NYSE; and

•	TRW and we will use our commercially reasonable efforts to obtain the requested IRS private letter ruling or an opinion from tax counsel, as the case may be, with respect to the tax-free nature of the spin-off.

      Under the terms of master distribution agreement, the TRW board of directors will formally authorize and declare the spin-off and set the spin-off record date in its sole discretion, subject to a number of conditions that are to be satisfied or waived on or prior to the spin-off declaration date, including the following:

•	receipt of the requested IRS ruling, in form and substance satisfactory to TRW, to the effect that the spin-off will constitute a tax-free spin-off for U.S. federal income tax purposes for both holders of TRW common stock and TRW, and the continued effectiveness of such ruling, or alternatively, receipt by TRW of a satisfactory opinion from tax counsel;

•	the completion in all material respects, to the extent required to be completed prior to the spin-off, of the restructuring transactions;

•	the completion in all material respects of the ASG sale;

•	our level of indebtedness not exceeding certain specified levels;

•	the satisfaction of TRW with the treatment of the debt of TRW and its subsidiaries in connection with the restructuring transactions and the spin-off, including the allocation of such debt between TRW and TRW Automotive;

•	receipt of all material governmental and third party consents and approvals by governmental entities required in connection with the spin-off;

•	the completion by us of the debt financing transactions described elsewhere in this prospectus relating to debt to be incurred or assumed by us from one or more financial institutions under one or more credit facilities and/or through the issuance of our debt securities in one or more public offerings or private placements;

•	the authorization for listing of our common stock on the NYSE, subject to official notice of issuance;

•	the approval of the spin-off at the special meeting by the holders of shares of TRW common stock in accordance with the Ohio General Corporation Law; and

•	the receipt by the TRW board of directors of a satisfactory solvency opinion and the satisfaction of the TRW board of directors as to matters relating to the solvency and adequacy of capital of TRW and us.

      Under the master distribution agreement, the foregoing conditions are for the sole benefit of TRW.

      Prior to the spin-off declaration date, the TRW board of directors will retain discretion under the agreement, even if TRW shareholder approval of the spin-off is obtained and the other conditions to the spin-off are satisfied, to abandon, delay or modify the spin-off or any matter contemplated by the spin-off.

      Pursuant to the master distribution agreement, from and after the spin-off declaration date, we will indemnify TRW and related parties against liabilities arising out of:

•	any failure or alleged failure by us to pay, perform or otherwise discharge in a timely manner any of the liabilities we are to assume pursuant to the master distribution agreement or any ancillary agreement;

•	the TRW Automotive Business;

•	any material breach by us of the master distribution agreement or any ancillary agreement; and

•	any material misstatements or omissions by us in specified documents filed with the SEC.

      Pursuant to the agreement, from and after the spin-off declaration date, TRW will indemnify us and related parties against liabilities arising out of:

•	any failure or alleged failure by TRW to pay, perform or otherwise discharge in a timely manner any of the liabilities it will retain pursuant to the agreement or any ancillary agreement;

•	the TRW Remaining Business;

•	any material breach by TRW of the master distribution agreement or any ancillary agreement;

•	any material misstatements or omissions made by TRW in specified documents filed with the SEC.

      The foregoing indemnification obligations will be subject to certain procedural requirements and indemnifiable losses will be calculated after giving effect to any tax benefit or insurance proceeds received or to be received.

      TRW and we will release each other, effective as of the spin-off declaration date, from all debts, claims and obligations relating to events and conditions prior to the spin-off declaration date. Following the spin-off declaration date, the rights to indemnification described above will be the exclusive remedy of us and TRW with respect to claims relating to the spin-off and the agreements to be entered into by the parties in connection therewith.

      The master distribution agreement will contain a number of covenants between TRW and us that will be in effect following the spin-off, including covenants relating to restrictions on competition, the use of names and trademarks and access to books and records following the spin-off.

      Under the master distribution agreement, each party will be granted reasonable access to the other party’s books and records following the spin-off, insofar as such access is reasonably required and subject to appropriate restrictions for classified and legally-privileged information. The master distribution agreement will also require the parties to use commercially reasonable efforts to make its directors, officers and employees available as witnesses to the extent reasonably required. Following the spin-off, subject to applicable law, each party may destroy its books and records in accordance with TRW’s record retention policy at the date of the agreement, subject to the right of each party to request that the other party retain specified books and records beyond the applicable retention period. The master distribution agreement will also contain mutual confidentiality obligations with respect to books and records concerning the other party, subject to customary exceptions.

      Any dispute between the parties arising out of or relating to the master distribution agreement, the ancillary agreements or the transactions contemplated thereby will be subject to mandatory negotiation followed by arbitration.

Tax Sharing Agreement

      As part of the spin-off, we and TRW will enter into a tax sharing agreement that defines each party’s rights and obligations with respect to federal, state, foreign and other taxes attributable to the taxable periods beginning prior to and including the spin-off date and, to a limited extent, periods beyond the spin-off date.

  Allocation of Tax Payments

      The tax sharing agreement will be subject to an “Overriding Principle” providing that any and all tax benefits arising or resulting from the third party equity sale and all transactions undertaken to effect the spin-off will be for the account of TRW. The Overriding Principle is intended to provide TRW with the tax benefits arising or resulting from the third party equity sale and the transactions undertaken to effect the spin-off to allow TRW to use the proceeds received therefrom to repay debt or satisfy other expenses. To effect this result, for periods during which we are included in TRW’s tax returns, we will be required to pay to TRW an amount of income tax reflecting our contribution to the income tax liability of the TRW group as a whole as if the third party equity sale and all other spin-off transactions had never occurred. When TRW then files the consolidated or combined tax returns for the TRW group as a whole, which returns will reflect the third party equity sale and all other spin-off transactions, and the tax benefits resulting therefrom, TRW will be entitled to retain these benefits in their entirety. Also, in the event that under applicable law we are entitled to carryforward a tax item, such as a foreign tax credit, to a post spin-off date period, creating a tax benefit to us, which tax benefit should have been for the account of TRW in accordance with the Overriding Principle, we will pay to TRW the amount of any such tax benefit as and when it is realized. For periods during which TRW is included in our tax returns, TRW will be required to pay an amount of income tax equal to the amount it would have paid had it filed such tax return as a separate entity.

  Filing of Tax Returns; Indemnity

      Tax Returns. In general, TRW and we will prepare and file all tax returns for which either party or any of its affiliates are legally required to file and each party will pay all taxes with respect to such returns. TRW and we agree to file all tax returns consistent with the tax sharing agreement, all rulings and supplemental rulings issued by the IRS and the Overriding Principle.

      Indemnity. The party responsible for preparing and filing a tax return, or the filing party, will indemnify the non-filing party for all taxes with respect to such tax returns, except for taxes properly attributable to the business operations of the non-filing party, to the extent included on such tax returns.

  Conduct of Tax Audits

      In general, the filing party shall have the exclusive right to control, contest and represent the interests of the parties in any dispute, audit or proceeding relating to such tax return and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such dispute, audit or proceeding. TRW and we will agree to cooperate with all reasonable requests from the other party for information and materials not otherwise available to the requesting party in connection with disputes or audits, the preparation and filing of tax returns, claims for refunds, and other matters covered by the tax sharing agreement.

     Other Tax Matters

      Covenants. TRW and we will agree not to take any action reasonably expected to result in an increased tax liability or reduction in a tax asset of the other party. Additionally, TRW and we have agreed to protect the tax free status of the spin-off pursuant to Section 355 of the Code. To the extent that any action or inaction by either party causes the spin-off to be taxable, the party taking such action or inaction will be liable for the income taxes incurred by reason of the spin-off not so qualifying as tax-free under Section 355 of the Code. In certain circumstances TRW and TRW Automotive would each be responsible for 50 percent of the tax liability resulting from the spin-off not qualifying as tax-free under Section 355 of the Code.

      Supplemental Ruling Requests. Further, we will agree that during the two year period following the spin-off we will not enter into any agreement, understanding or arrangement to sell or transfer all or substantially all of our assets or any of our affiliates, merge TRW Automotive or any TRW Automotive affiliate with or into any other entity, or issue our stock or any stock of our affiliates unless otherwise provided by the tax sharing agreement, unless we request a supplemental ruling to the effect that such transaction will not adversely affect the tax-free status of the spin-off or result in the imposition of taxes on TRW. TRW agrees that at our reasonable request, TRW will cooperate with us and use its reasonable best efforts to seek to obtain a supplemental ruling or other guidance from the IRS on certain specified matters, unless that supplemental ruling would adversely effect TRW. If TRW requests a supplemental ruling or other guidance from the IRS, it will keep us informed of all material actions, provide us with draft copies of any such requests and reasonably consider our comments on such drafts.

Insurance Allocation Agreement

      We currently maintain insurance coverage under TRW’s insurance policies, which generally will expire in May 2003. As part of the spin-off we will enter into an insurance allocation agreement with TRW, pursuant to which, among other things, certain insurance policies and arrangements of TRW and related coverages will be allocated to us and TRW will provide certain administrative insurance services to us as necessary.

      We anticipate that the insurance allocation agreement will provide that under certain of TRW’s existing insurance policies, such as liability insurance, TRW will continue to maintain the policy to cover both itself and us until the scheduled expiration. With respect to other insurance policies that TRW currently maintains, including property, workers’ compensation and directors and officers’ insurance, the agreement will provide that we will no longer be covered under TRW’s policies. As a result, we intend to establish separate insurance programs concurrent with the spin-off to replace these policies.

      In addition, with respect to insurance policies maintained by TRW that cover our operations prior to the spin-off, the insurance allocation agreement will apportion financial responsibility for such items as deductibles and self insurance amounts, coverage and administrative responsibilities between TRW and us based upon relative benefits. To the extent necessary, following the spin-off TRW will agree to provide us certain administrative insurance services to assist us transition the administration of the insurance policies and other risk management functions historically performed by TRW.

Employee Matters Agreement

      As part of the spin-off, we and TRW will enter into an employee matters agreement that describes how employment matters and benefit plan assets and liabilities will be allocated between the two companies in connection with the spin-off.

     Employees

      All individuals who were engaged primarily in our business immediately prior to the spin-off will remain or become employed by us following the spin-off. All other individuals who are employed by TRW immediately prior to the spin-off will continue to be employed by TRW following the spin-off. Until at least January 1, 2004, we will be required to pay our employees at the same base salary or hourly rate that was applicable to them prior to the spin-off and to provide employee benefits that are substantially similar in all material respects to the benefits provided prior to the spin-off.

     Tax-Qualified Pension Plans

      Each tax-qualified pension, savings and 401(k) plan maintained by us prior to the spin-off will continue to be maintained by us following the spin-off. With respect to each tax-qualified pension, savings and 401(k) plan maintained by TRW immediately prior to the spin-off, including the TRW Salaried Pension Plan and The TRW Employee Stock Ownership and Savings Plan, all assets and liabilities with respect to our current and former employees will be transferred into new plans to be established by us. Our 401(k) plan will continue to provide a TRW stock fund until the later of January 1, 2004 or the first anniversary of the spin-off, except that participants will not be permitted to purchase additional shares of TRW stock. Similarly, the TRW Employee Stock Ownership and Savings Plan will continue to provide a fund invested in our stock until the later of January 1, 2004 or the first anniversary of the spin-off, except that participants will not be permitted to purchase additional shares of our stock through that fund.

     Welfare Benefit Plans

      Following the spin-off, we will retain or assume all liabilities under all medical, dental, vision, life insurance, disability, flexible benefits and similar plans maintained solely for the benefit of our current or former employees. With respect to medical, dental, vision, life insurance, disability, flexible benefits and similar plans maintained by TRW immediately prior to the spin-off, we will assume all liabilities with respect to our current or former employees and will establish new plans that are substantially similar to the TRW plans for the benefit of our employees and former employees.

     Non-Qualified Plans

      Following the spin-off, we will retain or assume all liabilities under all non-qualified retirement and deferred compensation plans and any related rabbi trusts maintained solely for the benefit of our current or former employees. With respect to each other non-qualified retirement and deferred compensation plan maintained by TRW immediately prior to the spin-off, we will assume all liabilities with respect to our current or former employees and will establish new plans that are substantially similar to the TRW plans for the benefit of our employees and former employees.

     Non-U.S. Plans

      Through its subsidiaries, TRW maintains retirement and welfare plans for its non-U.S. employees and retirees. It is expected that as of the spin-off, these plans will cover only our employees and former employees. As of the spin-off, we will retain or assume sponsorship of those plans.

     Stock Options

      As of the spin-off, each option to acquire TRW common stock held by our employees as of the spin-off will become an option to acquire shares of our common stock in the manner described above under “Stock Ownership of Directors and Executive Officers.”

     Incentive Compensation

      As of the spin-off, we will assume or retain liabilities under all incentive arrangements with respect to our current and former employees, including the TRW Operational Incentive Plan and the TRW Strategic Incentive Plan, and will establish incentive compensation plans offering similar opportunities under such plans.

     Long-Term Restricted Stock and Restricted Stock Units

      Restricted stock units and unvested restricted stock held by our employees as of the spin-off will be converted into our restricted stock or restricted stock units in an amount determined by applying the TRW Automotive Option Exchange Ratio.

     Severance Pay

      We and TRW have agreed that the spin-off will not constitute a severance from employment for purposes of any severance plan or arrangement. As of the spin-off, we will assume or retain the liability for severance claims made by our employees and former employees.

     Employment and Consulting Agreements

      As of the spin-off, we will assume or retain liability for employment, consulting and similar agreements relating to our employees and former employees.

     Other Liabilities

      As of the spin-off, we will assume or retain all other liabilities relating to our employees and former employees, including all litigation, administrative charges, workers’ compensation claims, grievances, arbitrations and alternative dispute resolution claims.

Intellectual Property License Agreements

      Prior to the spin-off, we and TRW will enter into intellectual property license agreements, pursuant to which, among other things, we will license certain intellectual property from TRW and TRW will license certain intellectual property from us.

Trademark License Agreement

      Prior to the spin-off, we and TRW will enter into a trademark license agreement, pursuant to which TRW will license certain names and trademarks to us. In general, the names and trademarks of TRW and its subsidiaries prior to the spin-off will be allocated to the TRW Remaining Business or the TRW Automotive Business, as appropriate. The parties will be permitted to use the names and trademarks of the other party on molds, labels, signage and the like for a transition period following the spin-off.

Transition Services Agreement

      After the spin-off, we will have contractual arrangements with TRW pursuant to which TRW and its subsidiaries will provide certain transitional services to us. These services include, among others:

•	financial services, such as financial reporting, tax, treasury, accounting and audit;

•	legal services;

•	human resources services, including pension and benefits support;

•	information systems services;

•	environmental support; and

•	other administrative support services

      We intend for these transitional arrangements to last for only a short period, generally less than one year.

      These arrangements were made in the overall context of our separation from TRW. While the intent is for the services to be provided at cost, the prices charged to us under these agreements may be higher or lower than the prices that may be charged by unaffiliated third parties for similar services or the cost at which we could provide such services using our own personnel. We anticipate that most of the transitional services will be transferred to our own employees or to third party vendors within the first year after the spin-off.

      We also will be providing limited transitional services, primarily certain payroll and accounting services, back to TRW. These arrangements generally will last for no more than one year following the spin-off, and the services will be provided at cost.

PRINCIPAL STOCKHOLDERS OF TRW AND TRW AUTOMOTIVE

      TRW beneficially and of record holds, and will hold before the spin-off, all of the outstanding shares of our common stock. Holders of shares of TRW common stock, including our directors and executive officers will receive one share of our common stock for each share of TRW common stock. See “Management — Stock Ownership of Directors and Executive Officers.” After giving effect to the anticipated third party equity sale and the spin-off, the third party equity investor will own                     shares of our Series A Convertible Preferred Stock, which is expected to be           percent of the shares of our common stock after the spin-off, assuming conversion of these shares into our common stock. To our knowledge, except as set forth below, no person beneficially owns more than five percent of the outstanding shares of TRW common stock. Except as otherwise noted in the footnotes below, the following table presents information as of December 31, 2001 derived from Statements of Beneficial Interest on Schedule 13G filed with the SEC by persons beneficially owning more than five percent of the outstanding shares of TRW common stock:

	Number of Shares
	and Nature of
	Beneficial
Name of Beneficial Owner	Ownership(1)	Percent of Class

The TRW Employee Stock Ownership and Savings Plan(2)	21,687,649(2)	17.1%
Capital Research and Management Company(3)	13,058,300(3)	10.3%
FMR Corp.(4)	7,186,623(4)	5.7%

(1)	Each beneficial owner listed in the table certified in its Statement of Beneficial Interest on Schedule 13G that, to the best of its knowledge and belief, the shares of TRW common stock beneficially owned by it were acquired in the ordinary course of business and not for the purpose of changing or influencing control of the company.

(2)	The address of the TRW Employee Stock Ownership and Savings Plan is 1900 Richmond Road Cleveland, Ohio 44124. Putnam Fiduciary Trust Company, One Post Office Square, Boston, Massachusetts 02109, serves as trustee of The TRW Employee Stock Ownership and Savings Plan. Putnam Fiduciary Trust Company disclaims beneficial ownership of the shares, as it does not retain discretionary authority to buy, sell or vote the securities. The TRW Employee Stock Ownership and Savings Plan reported shared voting and dispositive power over all the shares beneficially owned. As of June 30, 2002, The TRW Employee Stock Ownership and Savings Plan beneficially owned 18,392,516 shares, or approximately 14.4 percent of the outstanding TRW common stock.

(3)	The address of Capital Research and Management Company is 333 South Hope Street Los Angeles, California 90071. Capital Research and Management Company filed Amendment No. 4 to its Statement of Beneficial Ownership on Schedule 13G on February 11, 2002, reporting beneficial ownership of 13,058,300 shares of TRW common stock. Of these shares, Capital Research and Management Company reported that it has sole dispositive power over 13,058,300 shares and voting power over no shares. Capital Research and Management Company is deemed to be the beneficial owner of these shares as a result of acting as investment adviser to various investment companies registered under the Investment Company Act of 1940. Capital Research and Management Company disclaims beneficial ownership of all these shares.

(4)	The address of FMR Corp. is 82 Devonshire Street Boston, Massachusetts 02109. FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson jointly filed Amendment No. 4 to their Statement of Beneficial Ownership on Schedule 13G on April 8, 2002, reporting beneficial ownership of 7,186,623 shares of TRW common stock. Of the total amount held by FMR Corp., (a) 6,668,713 shares are beneficially owned by Fidelity Management & Research Company as a result of its acting as investment adviser to various investment companies registered under the Investment Company Act of 1940, (b) 300,882 shares are beneficially owned by Fidelity Management Trust Company as a result of its serving as investment manager of institutional accounts, (c) 1,728 shares are beneficially owned by Strategic Advisers, Inc. as a result of its having sole dispositive power over securities held for individuals to which it provides investment advisory services as an investment adviser under the Investment

Company Act of 1940 and (d) 215,300 shares are beneficially owned by Fidelity International Limited. Fidelity Management & Research Company, Fidelity Management Trust Company and Strategic Advisors, Inc. are wholly-owned subsidiaries of FMR Corp. A partnership controlled by the controlling group of FMR Corp. owns 39.89 percent of the voting stock of Fidelity International Limited. FMR Corp. (through its control of Fidelity Management Trust Company) has sole power to vote 222,882 shares and sole dispositive power over 300,882 shares. FMR Corp. has no voting power over 78,000 shares owned by the institutional accounts managed by Fidelity Management Trust Company. FMR Corp. (through its control of Fidelity Management & Research Company) has sole dispositive power over an additional 6,668,713 shares. The sole voting power of these shares resides with the Boards of Trustees of the Fidelity Funds. Fidelity International Limited has sole power to vote and the sole power to dispose of 215,300 shares. Edward C. Johnson 3d and Abigail P. Johnson are control persons of FMR Corp. Robert M. Gates, a TRW director, is a trustee of The Fidelity Funds.

DESCRIPTION OF CAPITAL STOCK

      Our certificate of incorporation authorizes us to issue up to 500 million shares of common stock, par value $.001 per share, and 50 million shares of undesignated preferred stock, par value $.001 per share. The following statements are brief summaries of the material provisions of our capital stock contained in our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. The following summary is qualified in its entirety by reference to these exhibits.

      Immediately after the spin-off, we expect there will be                     shares of our Series A Preferred Convertible Stock issued and outstanding which will represent           percent of the outstanding shares of common stock, assuming conversion of these shares into shares of our common stock, and                     shares of our common stock issued and outstanding. All shares of our preferred stock and our common stock to be outstanding immediately after the spin-off will be fully paid and non-assessable.

Common Stock

      Each stockholder is entitled to one vote for each share of our common stock held on all matters submitted to a vote of stockholders. The vote of the holders of a majority of the total number of votes of our capital stock will decide any question, other than the election of directors, brought before any meeting of the stockholders. For the election of directors, a plurality of the votes cast at each annual meeting of stockholders will be necessary. Cumulative voting for the election of directors will not be provided for in our certificate of incorporation. Therefore, the holders of a majority of the shares voting for the election of our board of directors will be able to elect all the directors standing for election, if they so choose. Subject to any superior rights of any holders of our preferred stock that may apply, each outstanding share of our common stock will be entitled to dividends at the times and in the amounts as may be determined by our board of directors out of legally available assets. In the event of a liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share ratably in any remaining assets available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding shares of our preferred stock. Holders of our common stock will have no preemptive rights and no right or obligation to convert or exchange their shares into any other securities. No redemption or sinking fund provisions will apply to our common stock.

Preferred Stock

      Our board of directors will be authorized, without stockholder approval, to issue up to 50 million shares of preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. Our board of directors will be able to issue preferred stock with voting and conversion rights that could have the effect of decreasing the market price of our common stock and could adversely affect the voting power of the holders of our common stock, without stockholder approval. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

Anti-Takeover Effects of Delaware General Corporation Law and Provisions of our Certificate of Incorporation and Bylaws

      In addition to the potential anti-takeover effects of the preferred stock as summarized above, our certificate of incorporation and bylaws contain several provisions that may make it more difficult for a third party to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, the interests of our stockholders will be served best if any change in control results from negotiations with our board of directors based upon careful consideration of the proposed terms, such as the price to be paid to our stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction. These provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of our common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

     Classified Board of Directors

      Our board of directors will be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. The provision for a classified board could prevent a third party that acquires control of a majority of our outstanding voting stock from obtaining control of our board until the second annual meeting of stockholders following the date a third party obtains the controlling stock interest. As a result, the provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

      We believe that a classified board will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review an unsolicited third party proposal and appropriate alternatives and to seek the best available result for all stockholders.

     Number of Directors; Removal; Vacancies

      The number of directors that serve on our board of directors will be not fewer than five nor more than sixteen and will be set by resolution of our board of directors. Subject to the rights of the holders of any series of preferred stock, if any, directors may be removed, but only for cause by the affirmative vote of the holders of two-thirds of our voting stock. Any vacancy on our board of directors that results from an increase in the number of directors may be filled by a majority of our board of directors then in office, provided that a quorum is present, and any other vacancy occurring on our board of directors may be filled by a majority of our board of directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that will coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his predecessor.

     Stockholder Action; Special Meetings

      Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of our stockholders and cannot be taken by written consent in lieu of a meeting. Special meetings of our stockholders can only be called by the chairman of our board, the president, or at the request of our board of directors or a committee of our board.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our bylaws provide that stockholders seeking to bring business before an annual meeting of our stockholders, or to nominate candidates for election as directors at an annual meeting of our stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of our stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. In the case of a special meeting of our stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of our stockholders or from making nominations for directors at an annual meeting of our stockholders.

     Authorized but Unissued Shares

      The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt by a third party to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Amendments; Supermajority Vote Requirements

      The Delaware General Corporation Law, or the DGCL, provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with the amendment of our bylaws and amendment of provisions of our certificate of incorporation, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings. The provisions that impose supermajority vote requirements may make it more difficult to change the bylaws for the purpose of gaining control over us.

     Business Combinations with Interested Stockholders

      As a Delaware corporation, we are governed by Section 203 of the DGCL. Section 203, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such time, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10 percent or more of the aggregate market value of the corporation’s assets to or with the interested stockholder;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an “interested stockholder” as any person who is:

•	the owner of 15 percent or more of the outstanding voting stock of the corporation; or

•	an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of either of the above.

Registrar And Transfer Agent

      We have appointed National City Bank as the registrar and transfer agent for our capital stock.

Listing

      We will apply to have our common stock listed on the NYSE under the symbol “       .”

CERTAIN INDEBTEDNESS

      Upon completion of the restructuring transactions, we expect to have outstanding approximately $2.8 billion of gross funding (debt plus securitized receivables), which we believe, on the advice of our financial advisors, is an appropriate level of funding to obtain and maintain an investment grade rating. We are continuing to evaluate alternative plans for creating the debt, and our initial debt load may be established through the issuance of new debt or the assumption of existing TRW debt, or a combination of these approaches. The final terms of that debt and our approach for incurring it will not be determined until shortly prior to the declaration by TRW of the dividend comprising the shares of our common stock that will be distributed in the spin-off, or the spin-off declaration date. The unaudited pro forma financial information as of December 31, 2001, and the pro forma capitalization information as of June 30, 2002, each of which appear elsewhere in this prospectus, assume that we will have $2.8 billion of gross funding (debt plus securitized receivables).

SHARES ELIGIBLE FOR FUTURE SALE

      Our shares being distributed in the spin-off will be freely transferable, except for shares held by persons that are “affiliates” as defined in the Securities Act of 1933. The Securities Act of 1933 generally defines affiliates as individuals or entities that control, are controlled by, or are under common control with us and may include our officers, directors and principal stockholders. Shares held by affiliates may only be sold pursuant to an effective registration statement under the Securities Act of 1933 or Rule 144 promulgated thereunder. We cannot predict whether substantial amounts of our shares will be sold in the open market following the distribution. Sales of substantial amounts of our shares in the public market, or the perception that substantial sales may occur, could adversely affect their market price.

Stock Options

      Following the spin-off, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or reserved for issuance under our Plan. The registration statement will become effective automatically upon filing. Accordingly, shares registered under the registration statement on Form S-8 will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

Rule 144

      In general, under Rule 144 as currently in effect for shares of our common stock received in the spin-off, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	One percent of the number of shares of our common stock then outstanding; or

•	The average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Rule 144 permits holders of our common stock who are also affiliates, and who would therefore be subject to the restrictions of Rule 144 with respect to sales of our common stock, to include in their holding period under Rule 144 the period of time for which they had held TRW stock.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of the distribution.

LEGAL MATTERS

      William B. Lawrence, Executive Vice President, General Counsel and Secretary of TRW Inc., will pass on the validity of our common stock to be distributed in the spin-off.

EXPERTS

      The combined financial statements of TRW Automotive Inc. at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      After the spin-off, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We have filed a registration statement on Form S-1 with the SEC regarding the spin-off. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information.

      References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement, the related exhibits and the other material we have filed with the SEC at the SEC’s public reference room in Washington, D.C. located at 450 Fifth Street, N.W. Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. You may also inspect information about us at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

INDEX TO COMBINED FINANCIAL STATEMENTS

Annual Financial Statements
Report of Independent Auditors	F-2
Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999	F-3
Balance Sheets at December 31, 2001 and 2000	F-4
Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999	F-5
Statements of Changes in Stockholder’s Investment for the Years Ended December 31, 2001, 2000, and 1999	F-6
Notes to Financial Statements	F-7

Interim Financial Statements for the Six Month Periods Ended June 30, 2002 and 2001 (unaudited)
Balance Sheet at June 30, 2002	F-
Statements of Operations for the Six Month Periods Ended June 30, 2002 and 2001	F-
Statements of Cash Flows for the Six Month Periods Ended June 30, 2002 and 2001	F-
Notes to Financial Statements	F-

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholder and Directors

TRW Automotive Inc.

      We have audited the accompanying combined balance sheets of TRW Automotive Inc. and subsidiaries as of December 31, 2001 and 2000, and the related combined statements of operations, cash flows and changes in stockholder’s investment for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of TRW Automotive Inc. and subsidiaries at December 31, 2001 and 2000, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

May 15, 2002,

except for the “Capital Stock” note, as to which the date is June 3, 2002

TRW AUTOMOTIVE INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31

	2001	2000	1999

	(In millions)
Sales	$10,091	$10,920	$10,472
Cost of sales	8,967	9,420	8,824

Gross profit	1,124	1,500	1,648
Administrative and selling expenses	624	694	704
Research and development expenses	131	167	178
Interest expense	371	386	368
Amortization of goodwill and intangible assets	78	76	69
Purchased in-process research and development	—	—	67
Other (income) expense — net	(9)	(12)	58

Earnings (loss) before income taxes from continuing operations	(71)	189	204
Income tax expense (benefit)	(32)	99	136

Earnings (loss) from continuing operations	(39)	90	68
Discontinued operations (net of taxes)	11	3	54

Net earnings (loss)	$(28)	$93	$122

See notes to financial statements.

TRW AUTOMOTIVE INC.

BALANCE SHEETS

	December 31

	2001	2000

	(In millions)
Assets
Current assets
Cash and cash equivalents	$118	$151
Accounts receivable (net of allowances of $41 million in 2001 and in 2000)	853	1,429
Interest in securitized receivables	162	—
Inventories
Finished products and work in-process	312	372
Raw materials and supplies	240	304

Total inventories	552	676
Prepaid expenses	58	59
Deferred income taxes	194	206

Total current assets	1,937	2,521
Property, plant and equipment — on the basis of cost
Land	76	75
Buildings	1,128	1,141
Machinery and equipment	4,613	4,495

	5,817	5,711
Less accumulated depreciation and amortization	3,242	2,997

Total property, plant and equipment — net	2,575	2,714
Intangible assets
Goodwill	2,591	2,613
Other intangible assets	310	358

	2,901	2,971
Less accumulated amortization	374	255

Total intangible assets — net	2,527	2,716
Investments in affiliated companies	74	86
Other notes and accounts receivable	153	205
Other assets	243	357
Prepaid pension cost	2,778	2,694

	$10,287	$11,293

Liabilities and stockholder’s investment
Current liabilities
Short-term debt	$177	$227
Trade accounts payable	1,252	1,331
Accrued compensation	218	256
Other accruals	786	801
Income taxes	126	143
Current portion of long-term debt	18	28

Total current liabilities	2,577	2,786
Debt allocated from TRW	4,105	4,469
Long-term debt	297	329
Post-retirement benefits other than pensions	743	730
Long-term liabilities	455	545
Deferred income taxes	535	598
Minority interests	71	120
Stockholder’s investment
Parent company investment	1,925	2,015
Accumulated other comprehensive income (loss)	(421)	(299)

Total stockholder’s investment	1,504	1,716

	$10,287	$11,293

See notes to financial statements.

TRW AUTOMOTIVE INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31

	2001	2000	1999

	(In millions)
Operating activities
Net earnings (loss)	$(28)	$93	$122
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Depreciation and amortization	548	577	630
Pension income	(240)	(242)	(187)
Net gain on sale of assets	(18)	(22)	—
Asset impairment charges	50	67	—
Pending and threatened litigation	29	25	—
Deferred income taxes	19	114	(22)
Discontinued operations	(11)	(3)	(54)
Purchased in-process research and development	—	—	67
Other — net	6	(2)	81
Changes in assets and liabilities, net of effects of businesses acquired or divested
Accounts receivable, net	7	70	(96)
Securitization of accounts receivable	327	—	—
Inventories	103	57	36
Trade accounts payable	(40)	152	108
Prepaid expenses and other liabilities	(87)	(268)	145
Other — net	163	133	134

Net cash provided by operating activities	828	751	964
Investing activities
Capital expenditures including other intangibles	(475)	(501)	(665)
Net proceeds from divestitures	46	1,110	36
Acquisitions, net of cash acquired	1	—	(4,404)
Other — net	19	32	(56)

Net cash (used in) provided by investing activities	(409)	641	(5,089)
Financing activities
(Decrease) increase in short-term debt	(36)	(150)	8
Proceeds from debt in excess of 90 days	10	34	46
Principal payments on debt in excess of 90 days	(47)	(85)	(326)
Net transfers (to) from parent company	(386)	(1,245)	4,585
Other — net	(5)	(6)	(17)

Net cash (used in) provided by financing activities	(464)	(1,452)	4,296
Effect of exchange rate changes on cash	12	(12)	9

(Decrease) increase in cash and cash equivalents	(33)	(72)	180
Cash and cash equivalents at beginning of year	151	223	43

Cash and cash equivalents at end of year	$118	$151	$223

Supplemental Cash Flow Information
Interest paid, net of amount capitalized	$368	$396	$352
Income tax refunds, net of taxes paid	61	12	167

See notes to financial statements.

TRW AUTOMOTIVE INC.

STATEMENTS OF CHANGES IN STOCKHOLDER’S INVESTMENT

		Accumulated
	Parent	Other	Total
	Company	Comprehensive	Stockholder’s
	Investment	Income (Loss)	Investment

	(In millions)
Balance at December 31, 1998	$1,449	$(89)	$1,360
Net earnings (loss) — 1999	122	–	122
Foreign exchange loss, net of tax of $2 million	—	(33)	(33)
Unrealized gain on securities, net of tax	—	(1)	(1)
Minimum pension liability, net of tax	—	(1)	(1)

Total comprehensive income (loss)			87
Net transfers (to) from parent company	347	—	347

Balance at December 31, 1999	1,918	(124)	1,794
Net earnings (loss) — 2000	93	—	93
Foreign exchange loss, net of tax of $69 million	—	(171)	(171)
Minimum pension liability, net of tax of $3 million	—	(4)	(4)

Total comprehensive income (loss)			(82)
Net transfers (to) from parent company	4	—	4

Balance at December 31, 2000	2,015	(299)	1,716
Net earnings (loss) — 2001	(28)	—	(28)
Foreign exchange loss, net of tax of $14 million	—	(76)	(76)
Minimum pension liability, net of tax of $25 million	—	(47)	(47)
Deferred cash flow hedges, net of tax	—	1	1

Total comprehensive income (loss)			(150)
Net transfers (to) from parent company	(62)	—	(62)

Balance at December 31, 2001	$1,925	$(421)	$1,504

See notes to financial statements.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS

Background

      TRW Automotive Inc. (referred to herein as TRW Automotive or the Company) is a wholly-owned subsidiary of TRW Inc. (TRW). TRW Automotive was incorporated in Delaware on June 3, 2002 in contemplation of the spin-off announced by the TRW Board of Directors in March 2002. The spin-off is the method by which TRW will be separated into two independent publicly traded companies:

•	TRW Automotive, which will consist of TRW’s automotive business and TRW’s subsidiaries and affiliates associated with the automotive business; and

•	TRW, which will consist of TRW’s systems and space and electronics and TRW’s subsidiaries and affiliates associated with their businesses.

      Historically, TRW Automotive’s business resulted from the combination of the legacy TRW automotive business with the legacy LucasVarity plc (LucasVarity) automotive business.

      The “restructuring transactions” refer to the series of transactions that will result in the separation of TRW’s automotive business and TRW’s non-automotive businesses.

      Shortly before the spin-off, TRW will transfer to TRW Automotive all of the assets associated with its automotive business, and TRW Automotive will assume all of the liabilities associated with the automotive business (including contingent liabilities). TRW will retain all of the assets and liabilities associated with its non-automotive businesses. All assets and liabilities will be transferred without any representation or warranty on an “as is, where is” basis.

      As part of the restructuring transactions, TRW Automotive intends to issue to TRW that number of shares of TRW Automotive common stock to be outstanding on the spin-off record date so as to be able to effect a one-for-one distribution of such shares in the spin-off and avoid fractional shares.

      In general, all intercompany balances between TRW and TRW Automotive will be settled by cancellation or transfer in the restructuring transactions. Based on the anticipated cash requirements of TRW and TRW Automotive following the spin-off, the master distribution agreement governing the spin-off will set a “restructuring funding target amount” for TRW Automotive and, to ensure that this target is met, will provide for a cash adjustment based on the difference between the “restructuring funding actual amount” and the “restructuring funding target amount” as of the end of the fiscal month immediately preceding the spin-off.

      Prior to the spin-off, TRW Automotive expects to enter into agreements with TRW in connection with its separation from TRW, the spin-off and related matters. These agreements are expected to include:

•	a master distribution agreement, providing for, among other things, the completion of the restructuring transactions and the spin-off, and agreements between TRW Automotive and TRW, including those relating to indemnification;

•	a tax sharing agreement, providing for, among other things, the allocation between TRW Automotive and TRW of federal, state, local and foreign tax liabilities for periods prior to the spin-off and in some instances for periods after the spin-off;

•	an employee matters agreement, pursuant to which, among other things, some employee-related assets and liabilities of TRW will be allocated between TRW Automotive and TRW and some arrangements will be made with respect to employee benefit plans and compensation arrangements;

•	an insurance allocation agreement, pursuant to which, among other things, certain insurance policies and arrangements of TRW and related coverages will be allocated to TRW Automotive, and TRW will provide certain administrative insurance services to TRW Automotive;

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

•	intellectual property license agreements, pursuant to which, among other things, TRW Automotive will license certain intellectual property from TRW;

•	a trademark license agreement, pursuant to which TRW will license certain names and trademarks to TRW Automotive; and

•	a transition services agreement, pursuant to which, among other things, TRW will provide certain services to TRW Automotive and TRW Automotive will provide services to TRW for a transition period following the spin- off.

Basis of Presentation and Transactions with TRW

      The combined financial statements of TRW Automotive include the assets, liabilities, sales and expenses of TRW’s automotive businesses to be included in TRW Automotive after the restructuring transactions. The amounts are based upon TRW’s historical amounts. Parent Company Investment represents TRW’s investment in TRW Automotive including intercompany accounts.

      The Statements of Operations of TRW Automotive include expenses recorded by TRW Automotive or directly charged to TRW Automotive by TRW. In addition, the statements include an allocation of TRW’s general and administrative corporate expenses to reflect the services provided to TRW Automotive or benefits received by TRW Automotive. The allocation was $81 million for 2001, $90 million for 2000 and $82 million for 1999 and was reported in administrative and selling expenses in the Statements of Operations. The allocation was based upon TRW’s internal allocation methodology, which is based upon an established percentage of costs applied to the cost of operations (sales less earnings (loss) before taxes from continuing operations). Management believes that this is a reasonable method for allocating the general and administrative corporate expenses. The allocation is not necessarily representative of the operating expenses that would have been incurred had TRW Automotive operated on a stand-alone basis. For 2001, the allocation for TRW Automotive on a stand-alone basis is estimated to be $40 million.

      Debt, other than debt allocated from TRW, reported on the Balance Sheets represents the historical third party obligations of the automotive legal entities to be included in TRW Automotive. Debt allocated from TRW is included on TRW Automotive’s Balance Sheets. This allocation reflects TRW’s historical practice of incurring most of its indebtedness, including debt incurred to finance the acquisition of the LucasVarity automotive business, at the parent company level.

      Interest expense from the specific third party debt obligations attributed to TRW Automotive’s operations is included in the Statements of Operations. In addition, an estimate of the remaining interest expense of TRW, attributable to the debt allocated to TRW Automotive, is also included in the Statements of Operations. The allocation of debt and interest is based on a ratio of TRW Automotive’s net assets to TRW’s net assets plus non-automotive debt. Management believes that this is a reasonable method of allocating debt and interest to TRW Automotive. This allocation is not, however, indicative of the total amount of debt and interest that TRW Automotive will have upon the completion of the debt realignment or the debt and interest that may be incurred by TRW Automotive as a separate entity.

      TRW Automotive, primarily for the United States operations, participates in TRW’s centralized cash management system. Under this system, cash receipts are transferred to TRW and TRW funds cash disbursements. As such, the amount of cash and cash equivalents does not represent the amount required or generated by TRW Automotive. The balance of cash and cash equivalents on the Balance Sheets primarily relates to cash and cash equivalents at foreign operations that do not participate in TRW’s cash management program.

      TRW accounts for and pays all United States income taxes. TRW Automotive’s taxable income (loss) related to its United States operations and foreign operations subject to a United States “check-the-box”

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

election to be taxed in the United States is included in TRW’s consolidated income tax returns. The Statements of Operations include an allocation to TRW Automotive of TRW’s United States income taxes (credits) in amounts generally equivalent to the provisions that would have resulted had TRW Automotive filed separate income tax returns for the years presented. TRW Automotive has also been allocated United States deferred income taxes based on the estimated differences between the book and tax basis of its assets and liabilities. For tax years beginning after the spin-off, TRW Automotive will assume the liability to pay for income taxes attributable to TRW Automotive’s operations worldwide.

      Most of TRW Automotive’s foreign operations account for and pay foreign income taxes related to their operations. For those operations that have not separately accounted for and paid income taxes related to their operations, the Statements of Operations include an allocation of TRW’s foreign income taxes in amounts generally equivalent to the provisions which would have resulted had TRW Automotive filed separate income tax returns for the years presented. These operations have also been allocated foreign deferred income taxes based on the estimated differences between the book and tax basis of their assets and liabilities.

      In the opinion of management, all adjustments necessary for a fair presentation of financial position, operating results and cash flows have been presented. The financial information included may not necessarily reflect the results of operations, financial position, changes in stockholder’s investment in the future or what they would have been if TRW Automotive had been a separate, stand-alone company for the periods presented or in the future.

Summary of Significant Accounting Policies

      Principles of consolidation — The combined financial statements include the accounts of TRW Automotive, which include all of TRW’s automotive businesses. Investments in affiliated companies are accounted for by the equity or cost method. The combined financial statements reflect the combined results of LucasVarity’s automotive operations and cash flows subsequent to the date of acquisition, March 25, 1999.

      Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, and reported amounts in the Statements of Operations. Actual results could differ from those estimates.

      Revenue recognition — The Company recognizes sales in accordance with accounting principles generally accepted in the United States including the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The Company records sales when title is transferred to the customer.

      Cash and cash equivalents — Cash and cash equivalents include all highly liquid investments purchased with a maturity of three months or less.

      Accounts receivable — In 2001, the Company participated in an accounts receivable securitization arrangement established by TRW with a financial institution and several financial conduits. At December 31, 2001, the Company’s retained interest in securitized receivables amounted to $162 million and is reported as interest in securitized receivables on the Balance Sheet. See the “Accounts Receivable Securitization” note to financial statements.

      Inventories — Inventories are stated at the lower of cost or market. At December 31, 2001 and 2000, inventories valued using the last-in, first-out (LIFO) method were $68 million and $87 million, respectively. Inventories not valued by the LIFO method are principally on the first-in, first-out (FIFO) method. Had the cost of all inventories been determined by the FIFO method, inventories at December 31, 2001 and 2000 would have been greater by $15 million and $18 million, respectively.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Depreciation — Depreciation is computed over the assets’ estimated useful lives, using the straight-line method for the majority of the Company’s depreciable assets, including capital leases. The remaining assets are depreciated using accelerated methods. The estimated useful lives of buildings, machinery and equipment, and computers and other office equipment are between 30 to 40 years, eight to 12 years and three to five years, respectively. Depreciation expense was $455 million, $486 million and $550 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      Product tooling — Product tooling is special purpose tooling that is limited to the manufacture of a specific part or parts of the same basic design. Product tooling includes dies, patterns, molds and jigs. Product tooling is capitalized as property, plant and equipment, and amortized as cost of sales over its estimated economic life, not exceeding five years.

      Intangible assets — Intangible assets are stated on the basis of cost and are being amortized by the straight-line method over the estimated future periods to be benefited, except for goodwill acquired prior to 1971, $47 million, which is not being amortized. Goodwill acquired after 1970 is being amortized over 40 years. Other intangible assets include capitalized internal-use software, patents and licenses and other identifiable intangible assets acquired through acquisitions, including core and developed technology and workforce. Capitalized internal-use software is being amortized over periods not to exceed 10 years. Other identifiable intangible assets are being amortized primarily over five to 17 years.

      Asset impairment — The Company records impairment losses on long-lived and intangible assets when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to their fair values.

      Cost basis equity affiliates — The Company’s investments in affiliated companies include equity securities, accounted for using the cost method, which are classified as available-for-sale. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income (loss) in stockholder’s investment until realized. A decline in the value of any investment below cost that is deemed other than temporary is charged to earnings.

      Environmental costs — The Company participates in environmental assessments and remediation efforts at operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Costs related to these locations are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts, based on experience and assessments, and are regularly evaluated as efforts proceed.

      Research and development — Company-funded research and development programs include research and development for commercial products that is expensed as incurred. Customer-funded research and development expenses, included in cost of sales, were $32 million, $38 million and $28 million for 2001, 2000 and 1999, respectively.

      Shipping and handling — Shipping costs include payments to a third-party shipper to move the product to the customer. Handling costs include costs from the point the product is removed from finished goods inventory to when provided to the shipper. Shipping and handling costs are expensed as incurred as costs of sales.

      Preproduction costs — Preproduction design and development costs for long-term supply arrangements are expensed as cost of sales as incurred.

      Financial instruments — The Company adopted Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, on January 1, 2001. SFAS 133 requires companies to recognize all derivative instruments as either assets or liabilities at fair

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

value. The transition adjustment recorded as a result of the adoption did not have a material impact on the Company’s financial position or net earnings.

      Under SFAS 133, the gain or loss on derivative instruments that have been designated and qualify as hedges of the exposure to changes in the fair value of an asset or a liability, as well as the offsetting gain or loss on the hedged item, are recognized in net earnings during the period of the change in fair values. For derivative instruments that have been designated and qualify as hedges of the exposure to variability in expected future cash flows, the gain or loss on the derivative is initially reported as a component of other comprehensive income (loss) and reclassified to the Statement of Operations when the hedged transaction affects net earnings. Any gain or loss on the derivative in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in net earnings during the period of change. For derivative instruments that are a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income (loss) as part of the cumulative translation adjustment. Derivatives not designated as hedges are adjusted to fair value through net earnings.

      Prior to the adoption of SFAS 133, changes in market value of contracts that hedged firm foreign currency commitments and intercompany transactions were generally included in the basis of the transactions and changes in the market value of the contracts that hedged anticipated transactions were generally recognized in net earnings.

      New accounting pronouncements — The Financial Accounting Standards Board (FASB) recently issued SFAS 141, “Business Combinations,” SFAS 142, “Goodwill and Intangible Assets,” SFAS 143, “Accounting for Asset Retirement Obligations” and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      SFAS 141 requires companies to account for acquisitions entered into after June 30, 2001 using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. SFAS 142 sets forth the accounting for goodwill and intangible assets after the completion of a business acquisition and for goodwill and intangible assets already recorded. Goodwill will no longer be amortized beginning January 1, 2002. Rather, goodwill will be tested for impairment by comparing the asset’s fair value to its carrying value. Also, the value of workforce of approximately $15 million must be reclassified from intangible assets to goodwill. The Company adopted SFAS 142 on January 1, 2002.

      At December 31, 2001 the Company had recorded $2.4 billion of goodwill, net of accumulated amortization. Management has conducted preliminary valuations of its reporting units and has determined that goodwill should not be impaired. In 2001, the Company recorded amortization expense for goodwill and the value of workforce of $64 million before tax, $53 million after tax.

      SFAS 143 requires the fair value of a liability for asset retirement obligations to be recorded in the period in which it is incurred. The statement applies to a company’s legal or contractual obligation associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development or through the normal operation of a long-lived asset. The statement is effective for the Company beginning January 1, 2003.

      SFAS 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a consistent method to value long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also changes the rules for reporting the effects of a disposal of a segment of a business. This statement was adopted on January 1, 2002.

      The Company has evaluated the impact of SFAS 143 and SFAS 144 and believes that the adoption of these statements should not have a material impact on its financial position or results of operations.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

LucasVarity Acquisition

      On March 25, 1999, TRW acquired LucasVarity for approximately $6.8 billion in cash and assumed net debt. Of that amount, approximately $5.0 billion related to the automotive businesses. The automotive businesses of LucasVarity will be included in TRW Automotive as part of its formation. The acquisition of LucasVarity was accounted for as a purchase. The purchase price allocation for the automotive business resulted in a $67 million charge to net earnings, with no income tax benefit, for the fair value of the Company’s acquired in-process research and development (IPR&D) that had not reached technological feasibility and had no future alternative use. Assets and liabilities were recorded based on their respective fair values. The Company recorded $2.2 billion of goodwill, which is being amortized on a straight-line basis over 40 years.

      The fair value of IPR&D was determined by an independent valuation using the income approach under the proportional method. The following projects were included in the valuation: next-generation caliper of $26 million, next-generation anti-lock braking systems (ABS) of $23 million, electro hydraulic braking of $12 million and electrical parking brake of $6 million. The projects were in various stages of completion, ranging from approximately 40 to 60 percent complete, as of the valuation date. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects were anticipated to be completed by 2002. The estimated cost to complete the projects was $37 million.

      As of December 31, 2001, the next-generation anti-lock braking systems and electro hydraulic braking projects were each 70 percent complete, and the electrical parking brake program was 95 percent complete. In 2000, the next-generation caliper project was completed. The Company currently anticipates that the projects will be completed as budgeted by the fourth quarter of 2003. Any delay or cancellation of the projects would not have a material adverse impact on the financial condition or the results of operations of the Company.

      Pro forma sales and net earnings from continuing operations for the Company for the year ended December 31, 1999 were $11.6 billion and $169 million, respectively. The pro forma financial information assumes the LucasVarity acquisition occurred as of the beginning of the year. The pro forma results have been prepared for informational purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of LucasVarity been effected on the date indicated. The pro forma results do not include the effects of companies divested subsequent to the date of acquisition.

Discontinued Operations

      In 2000, the Company disposed of a substantial portion of the Lucas Diesel Systems and the LucasVarity wiring businesses. In 2001, the Company completed the disposition of the remaining Lucas Diesel Systems businesses. The combined financial statements reflect as discontinued operations for all periods presented these businesses’ operating results. The tax expense included in discontinued operations on the Statements of Operations for 2001, 2000 and 1999 was $4 million, $2 million and $20 million, respectively. Net proceeds totaled $29 million in 2001 and $853 million in 2000. Sales of the discontinued operations were $20 million, $74 million and $858 million in 2001, 2000 and 1999, respectively. Interest has not been allocated to discontinued operations. No gain or loss resulted from the divestiture of these businesses.

Restructuring

      The Company has initiated several restructuring actions including reorganizing and downsizing its operations. In 2001, charges of $213 million before tax were recorded for actions that included the consolidation of its businesses. These actions are expected to result in a reduction of approximately 6,100 employees, of which approximately 4,900 were terminated by these actions as of December 31, 2001. In 2000, charges of $85 million were recorded for actions that resulted in employee reductions of approximately 3,700,

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

the closing of two plants and the reorganization and downsizing of the Company’s aftermarket business. In 1999, the Company recorded charges of $80 million related to the closure of six manufacturing plants and employee reductions of more than 4,800. In 2001, 2000 and 1999, $116 million, $73 million and $63 million, respectively, were used for severance payments and costs related to the consolidation of certain facilities. The balance of $144 million is expected to be substantially used by the end of 2002.

      In 1999 and 2000, the Company initiated restructuring actions to dispose of several nonstrategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities related to the integration of the LucasVarity automotive businesses. The Company recorded approximately $45 million of restructuring costs, primarily severance, as part of the purchase price allocation. In 2001, 2000 and 1999, $15 million, $15 million and $14 million, respectively, were used primarily for severance payments. The remaining balance of $1 million is expected to be used by the end of 2002.

      The following table illustrates the movement of the restructuring reserves:

		Provision
				LucasVarity	Used for
	Beginning	Administrative		Purchase Price	Purposes	Ending
	Balance	and Selling	Cost of Sales	Allocation	Intended	Balance

	(In millions)
2001	$63	$87	$126	$—	$(131)	$145
2000	48	42	43	18	(88)	63
1999	18	7	73	27	(77)	48

Asset Impairments

      In 2001, asset impairment charges of $28 million, $10 million and $12 million were recorded by Chassis Systems, Occupant Safety Systems and Other Automotive segments, respectively. These charges, primarily related to the write-down of property, plant and equipment, were recorded as $38 million in cost of sales, $11 million in other (income)expense-net and $1 million in goodwill amortization. Of these charges, $49 million was a result of the loss of several existing contracts and expected future sales at certain facilities. In 2000, as the result of a plan to consolidate operations of its Mesa air bag manufacturing facilities in the Occupant Safety Systems segment, the Company recorded an asset impairment charge of approximately $52 million in cost of sales. The Company expects the consolidation plan to be completed during the first half of 2002. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage value. Also in 2000, the Other Automotive segment recorded an asset impairment charge of $15 million in cost of sales as a result of a loss of several existing and future contracts at a facility. Assets were written down to fair value based upon current market values of the assets.

Other (Income) Expense — Net

	2001	2000	1999

	(In millions)
Net gain on sale of assets	$(18)	$(22)	$—
Asset impairments	11	—	—
Pending and threatened litigation	29	25	—
Earnings of affiliates	(9)	(7)	(10)
Foreign currency exchange	1	(4)	3
Unrealized losses on foreign currency hedges and LucasVarity related expenses	—	9	76
Miscellaneous other (income) expense	(23)	(13)	(11)

	$(9)	$(12)	$58

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Operating Segments

      The Company is a U.S.-based international company providing advanced technology products and services for the automotive markets. The Company reports in three operating segments: Chassis Systems, Occupant Safety Systems and Other Automotive. The reporting of the automotive business as three segments is consistent with the manner in which TRW Automotive is managed and the way resources are allocated by the Chief Operating Decision Maker.

      The principal customers for the Company’s automotive products are the North and South American, European and Asian vehicle manufacturers and independent distributors.

      The Company designs, manufactures and sells a broad range of steering, suspension, braking, seat belts, inflatable restraints, steering wheels, safety electronics, engine valves, engineered fastening body control systems and other components and systems for passenger cars, light trucks and commercial vehicles. A description of the products and services provided by each of the operating segments follows.

Chassis Systems — active safety systems and components in the areas of braking, steering, suspension and integrated vehicle control;

Occupant Safety Systems — passive safety systems and components in the areas of inflatable restraints, seat belts, steering wheels and safety and security electronics; and

Other Automotive — engine valves and components, engineered fasteners and components and body control systems. Stud welding systems and several sensors and components businesses were divested during 2000.

      The accounting policies of the operating segments are the same as those described in the “Summary of Significant Accounting Policies” note to financial statements. The Company evaluates operating performance based on profit before taxes and segment assets (total assets net of segment current operating liabilities).

      The following income and expense items are not included in segment profit:

•	Corporate expense and other, which primarily represents costs associated with corporate staff and related expenses, including certain litigation. Corporate expense includes an allocation of TRW’s cost to reflect the services provided to TRW Automotive or benefits received by TRW Automotive.

•	Financing cost, which represents debt-related interest, including interest allocated from TRW, and the loss on the sale of receivables.

•	Net employee benefits income, which includes pension income related to retirees and terminated vested individuals acquired as part of the LucasVarity acquisition, net of interest related to other post-retirement employee benefits.

•	Amortization of goodwill.

•	Purchased in-process research and development which represents the write-off of IPR&D resulting from the LucasVarity acquisition in 1999.

      Prepaid pension cost for corporate and divested operations, unrealized gains or losses on securities of affiliate investments accounted for using the cost method, current deferred income taxes, goodwill and corporate and other assets are not included in segment assets.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Financial information for the operating segments for each of the three years ended December 31 is as follows:

		Occupant
	Chassis	Safety	Other
	Systems	Systems	Automotive	Total

	(In millions)
2001
Sales to external customers	$5,617	$2,997	$1,477	$10,091
Intersegment sales	23	3	34	60
Profit before taxes	228	110	40	378
Unusual items-income (expense) included in profit before taxes	(110)	(57)	(84)	(251)
Segment assets	1,816	673	520	3,009
Depreciation and amortization	234	150	70	454
Capital expenditures including other intangibles	280	120	60	460
2000
Sales to external customers	$5,970	$3,182	$1,768	$10,920
Intersegment sales	24	18	45	87
Profit before taxes	371	134	156	661
Unusual items-income (expense) included in profit before taxes	(101)	(105)	(7)	(213)
Segment assets	1,923	891	706	3,520
Depreciation and amortization	240	163	82	485
Capital expenditures including other intangibles	305	113	63	481
1999
Sales to external customers	$5,264	$3,486	$1,722	$10,472
Intersegment sales	53	38	108	199
Profit before taxes	407	276	157	840
Unusual items-income (expense) included in profit before taxes	(72)	(9)	(14)	(95)
Segment assets	2,072	1,273	1,714	5,059
Depreciation and amortization	227	186	136	549
Capital expenditures including other intangibles	284	156	185	625

      The Company accounts for intersegment sales or transfers at current market prices.

      Aggregate sales to the Company’s four largest customers, as a percentage of sales, were 61 percent, 57 percent and 55 percent in 2001, 2000 and 1999, respectively. Sales to Ford Motor Company were $1,865 million in 2001, $2,073 million in 2000 and $2,051 million in 1999. Sales to DaimlerChrysler AG were $1,678 million, $1,540 million and $1,456 million for 2001, 2000 and 1999, respectively. Sales to General Motors Corporation were $1,325 million in 2001, $1,332 million in 2000 and $1,169 million in 1999. Sales to Volkswagen AG were $1,335 million, $1,264 million and $1,068 million in 2001, 2000 and 1999, respectively.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Reconciliations of the items reported for the operating segments to the applicable amounts reported in the combined financial statements are as follows:

	2001	2000	1999

	(In millions)
Profit before taxes	$378	$661	$840
Corporate expense and other	(183)	(189)	(261)
Financing cost	(369)	(388)	(413)
Net employee benefits income	166	163	160
Goodwill amortization	(63)	(58)	(55)
Purchased in-process research and development	—	—	(67)

Earnings (loss) before income taxes from continuing operations	$(71)	$189	$204

	2001	2000	1999

	(In millions)
Segment assets	$3,009	$3,520	$5,059
Segment current operating liabilities	2,098	2,136	1,937
Current deferred taxes	194	206	45
Prepaid pension cost	2,377	2,277	2,656
Goodwill	2,357	2,441	2,457
Segment eliminations and adjustments	89	128	80
Corporate and other	163	585	404

Total assets	$10,287	$11,293	$12,638

      Information concerning principal geographic areas as of and for the three years ended December 31 is as follows:

	United		United	All
	States	Germany	Kingdom	Other	Total

	(In millions)
Sales to external customers
2001	$4,344	$1,723	$729	$3,295	$10,091
2000	4,947	1,773	844	3,356	10,920
1999	4,825	1,856	870	2,921	10,472
Property, plant and equipment-net
2001	998	413	303	861	2,575
2000	1,090	454	301	869	2,714
1999	1,263	519	363	878	3,023

      Sales are attributable to geographic areas based on the location of the assets generating the sales. Inter-area sales are not significant to the total sales of any geographic area.

Accounts Receivable Securitization

      In November 2001, TRW entered into a $350 million accounts receivable securitization agreement with a financial institution and several financial conduits. TRW established a wholly-owned, fully-consolidated, bankruptcy-remote, special purpose subsidiary, TRW Receivables Inc., which will be included in TRW Automotive, for the purpose of purchasing accounts receivable of TRW and the Company, including

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

receivables purchased by TRW from certain of its and the Company’s subsidiaries, and selling an undivided interest in the receivables to the financial conduits. The agreement provides that collections of receivables are to be reinvested in new accounts receivable. In accordance with the agreement, TRW services and collects the receivables on behalf of the financial conduits. The conduits and the special purpose subsidiary have no recourse to other assets of the Company or of TRW for failure of debtors to pay when due.

      The securitization transactions are accounted for as a sale of the receivables under the provisions of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and are removed from the Balance Sheet. The proceeds received are included in cash flows from operating activities in the Statements of Cash Flows. Financing expenses paid to the conduits are recorded as a loss on the sale of assets and are charged to other (income) expense-net in the Statements of Operations. The book value of the Company’s retained interest in the receivables of $162 million approximates fair market value due to the current nature of the receivables.

      At December 31, 2001 receivables aggregating $489 million had been sold to the special purpose subsidiary including $64 million which had been purchased from TRW businesses other than TRW Automotive. The undivided interest in the receivables portfolio transferred to the financial conduits amounted to $327 million.

      The table below summarizes certain cash flows paid to the special purpose subsidiary for the year ended December 31, 2001:

2001

(In millions)
Proceeds from initial securitization	$333
Average monthly proceeds from receivables securitization	330
Monthly accumulation of proceeds from receivables securitization	660

Financial Instruments

     Fair values of financial instruments — at December 31

	2001		2000

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(In millions)
Cash and cash equivalents	$118	$118	$151	$151
Short-term debt	177	177	227	227
Floating rate long-term debt	26	26	38	37
Fixed rate long-term debt	289	276	319	314
Foreign currency forward contracts — (liability) asset	(6)	(6)	5	5

      The fair value of long-term debt was estimated using a discounted cash flow analysis based on the Company’s current borrowing rates for similar types of borrowing arrangements. The fair value of the foreign currency forward contracts was estimated using a discounted cash flow analysis based on quoted market prices of offsetting contracts.

      Foreign currency forward contracts — The Company manufactures and sells its products in countries throughout the world. As a result, it is exposed to fluctuations in foreign currency exchange rates. The Company enters into forward contracts and, to a lesser extent, purchased currency options to hedge portions of its foreign currency denominated forecasted revenues, purchases and the subsequent cash flows. The critical terms of the hedges are the same as the underlying forecasted transactions, and the hedges are considered to be perfectly effective to offset the changes in fair value of cash flows from the hedged transactions. Gains or

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

losses on these instruments, which mature at various dates through December 2002, are generally recorded in other comprehensive income (loss) until the underlying transaction is recognized in net earnings. The earnings impact is reported in either sales, cost of sales, or other (income) expense-net, to match the underlying transaction.

      The amount of gains and losses reclassified into net earnings in 2001 as a result of the discontinuation of cash flow hedges was immaterial. Foreign currency cash flow hedges with a combined fair value of a $1 million gain after tax at December 31, 2001 are expected to be recognized in net earnings in 2002.

      In addition, the Company enters into certain foreign currency forward contracts that are not treated as hedges under SFAS 133 to hedge recognized foreign currency transactions. Gains and losses on these contracts are recorded in net earnings and are substantially offset by the earnings effect of the revaluation of the underlying foreign currency denominated transaction.

      At December 31, 2001, the Company had foreign currency forward contracts outstanding with a notional amount of $515 million, denominated principally in the Euro and the British pound. Foreign exchange contracts are placed either through TRW, or directly with a number of major financial institutions to minimize credit risk. No collateral is held in relation to the contracts, and the Company anticipates that these financial institutions will satisfy their obligations under the contracts.

      The following table represents the movement of amounts reported in other comprehensive income (loss) of deferred cash flow hedges, net of tax.

2001

(In millions)
Balance at December 31, 2000	$—
Net change in derivative fair value and other movements during the year	(1)
Amounts reclassified to earnings during the year	2

Other comprehensive income (loss)	$1

Income Taxes

	2001	2000	1999

	(In millions)
Earnings (loss) before income taxes from continuing operations
U.S.	$(447)	$(161)	$(176)
Non-U.S.	376	350	380

	$(71)	$189	$204

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

	2001	2000	1999

	(In millions)
Provision for (benefit of) income taxes from continuing operations
Current
U.S. federal	$(120)	$(47)	$(237)
Non-U.S	56	43	26
U.S. state and local	(7)	(22)	29

	(71)	(26)	(182)
Deferred
U.S. federal	17	56	258
Non-U.S	23	44	81
U.S. state and local	(1)	25	(21)

	39	125	318

	$(32)	$99	$136

	2001	2000	1999

Effective income tax rate from continuing operations
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	(2.7)	4.6	0.7
U.S. state and local income taxes net of U.S. federal tax benefit	7.2	0.9	2.7
Non-U.S. tax rate variances net of foreign tax credits	(48.2)	13.5	30.3
Non-U.S. government grants	13.4	(4.5)	—
Prior years’ adjustments	(0.6)	1.6	(9.2)
Foreign tax refund	18.4	—	—
Non-deductible reserve	26.8	—	—
In-process research and development write-off	—	—	11.5
Other	(4.2)	1.4	(4.5)

	45.1%	52.5%	66.5%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2001 and 2000, the Company had unused tax benefits of $82 million and $121 million, respectively, primarily related to foreign net operating loss carryforwards for income tax purposes, of which $57 million and $80 million can be carried forward indefinitely and the balance expires at various dates through 2011. A valuation allowance at December 31, 2001 and 2000, of $75 million and $103 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

      It is the Company’s intention to reinvest undistributed earnings of certain foreign subsidiaries, thereby indefinitely postponing their remittance. Accordingly, deferred income taxes have not provided for accumulated undistributed earnings of $810 million at December 31, 2001. It is not practicable to estimate the

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

additional income taxes and applicable withholding that would be payable on the remittance of such undistributed earnings.

	Deferred tax		Deferred tax
	assets		liabilities

	2001	2000	2001	2000

	(In millions)
Pensions and post-retirement benefits other than pensions	$360	$367	$972	$943
State and local taxes	10	10	—	—
Inventory	19	12	—	—
Reserves and accruals	188	128	—	—
Depreciation and amortization	—	—	85	123
U.S. net operating loss and credit carryforwards	1	26	—	—
Non-U.S. net operating loss carryforwards	81	95	—	—
Available-for-sale equity securities	1	1	—	—
Foreign currency exchange	96	80	—	—
Other	35	58	—	—

	791	777	1,057	1,066
Valuation allowance for deferred tax assets	(75)	(103)	—	—

	$716	$674	$1,057	$1,066

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Pension Plans

      During the periods presented, substantially all of TRW Automotive-designated employees participated in TRW’s defined benefits plans. The financial statements of TRW Automotive reflect the pension assets and liabilities related to the active and retired TRW Automotive-designated employees in TRW Automotive’s plans or in TRW’s plans. On or about the distribution date, TRW Automotive intends to establish separate pension plans for plans shared with TRW with comparable benefits. The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31, 2001 and 2000:

	2001		2000

	U.S.	Non-U.S.	U.S.	Non-U.S.

	(In millions)
Change in benefit obligations
Benefit obligations at January 1	$770	$3,628	$679	$3,824
Service cost	26	37	23	46
Interest cost	59	207	55	211
Amendments	—	2	1	—
Actuarial loss	44	32	86	96
Foreign currency exchange rate changes and other	—	(109)	—	(321)
Acquisitions	1	—	—	—
Divestitures	—	—	(6)	(3)
Benefits paid	(77)	(243)	(68)	(225)

Benefit obligations at December 31	823	3,554	770	3,628

Change in plan assets
Fair value of plan assets at January 1	830	5,224	899	5,970
Actual return on plan assets	(21)	(359)	3	(54)
Foreign currency exchange rate changes	—	(138)	—	(491)
Divestitures	—	—	(8)	(1)
Company contributions	4	23	4	18
Plan participant contributions	—	5	—	7
Benefits paid	(77)	(243)	(68)	(225)

Fair value of plan assets at December 31	736	4,512	830	5,224

Funded status of the plan	(87)	958	60	1,596
Unrecognized actuarial loss	150	1,583	3	759
Unrecognized prior service cost	3	16	7	8
Unrecognized net transition asset	(1)	(5)	(1)	(6)

Total recognized	$65	$2,552	$69	$2,357

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following table provides the amounts recognized in the Balance Sheets as of December 31, 2001 and 2000:

	2001		2000

	U.S.	Non-U.S.	U.S.	Non-U.S.

	(In millions)
Prepaid benefit cost	$6	$2,772	$83	$2,611
Accrued benefit liability	(13)	(220)	(14)	(254)
Additional minimum liability	(21)	(13)	(8)	(25)
Intangible asset and other	2	4	2	3
Accumulated other comprehensive loss	91	9	6	22

Total recognized	$65	$2,552	$69	$2,357

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the United States pension plans for the TRW Automotive-designated employees and retirees with accumulated benefit obligations in excess of plan assets were $672 million, $605 million and $546 million, respectively, as of December 31, 2001, and $132 million, $131 million and $112 million, respectively, as of December 31, 2000. The pension assets of the largest United States plan experienced investment losses during 2001, which accounts for the increase in values from the prior year.

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-United States pension plans for the TRW Automotive-designated employees and retirees with accumulated benefit obligations in excess of plan assets were $263 million, $239 million and $27 million, respectively, as of December 31, 2001, and $263 million, $239 million and $16 million, respectively, as of December 31, 2000.

      The following table provides the components of net pension (income) cost from continuing operations for the plans for years 2001, 2000 and 1999:

	2001		2000		1999

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

	(In millions)
Defined benefit plans
Service cost-benefits earned during the year	$26	$37	$23	$46	$22	$37
Interest cost on projected benefit obligations	59	207	55	211	49	159
Expected return on plan assets	(80)	(461)	(75)	(466)	(67)	(361)
Curtailment gain	(1)	—	—	—	—	—
Amortization of recognized loss	(2)	—	(3)	—	(1)	—
Amortization of prior service cost	4	3	3	2	4	2
Amortization of transition asset	—	(1)	—	(1)	(1)	(1)

Defined benefit plans	6	(215)	3	(208)	6	(164)
Defined contribution plans	1	1	5	1	9	3
Employee stock ownership and savings plan	15	—	11	—	11	—

Total pension (income) cost	$22	$(214)	$19	$(207)	$26	$(161)

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The assumptions used in the measurement of the benefit obligations for the active and retired TRW Automotive-designated employees are shown in the following table:

	2001		2000

	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate	7.25%	5.5-6.5%	7.50%	6.0- 7.0%
Rate of increase in compensation levels	4.10%	2.0-4.0%	4.10%	3.5- 4.5%

      The expected long-term rate of return on plan assets for United States plans was 9.5 percent for 2001 and 2000. For non-United States plans the expected long-term rate of return ranged from 8 to 8.75 percent in 2001 and 2000.

      TRW sponsors a contributory stock ownership and savings plan for which a majority of TRW Automotive-designated United States employees are eligible and under which TRW matches employee contributions up to three percent of the participant’s qualified compensation. TRW contributions are held in an unleveraged employee stock ownership plan. The Company also sponsors other defined contribution pension plans covering TRW Automotive-designated employees at some of its operations.

Post-Retirement Benefits Other than Pensions

      TRW provides health care and life insurance benefits for a majority of TRW Automotive-designated retired employees in the United States and Canada. The health care plans provide for cost sharing, in the form of employee contributions, deductibles and coinsurance, between TRW and its retirees. The post-retirement health care plan covering a majority of employees who retired since August 1, 1988, limits the annual increase in TRW’s contribution toward the plan’s cost to a maximum of the lesser of 50 percent of medical inflation or four percent. Life insurance benefits are generally noncontributory. TRW’s policy is to fund the cost of post-retirement health care and life insurance benefits in amounts determined at the discretion of management. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments. On or about the date of distribution, TRW Automotive intends to establish separate other post-retirement benefit plans with comparable benefits.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31, 2001 and 2000 for the active and retired TRW Automotive-designated employees:

	2001	2000

	(In millions)
Benefit obligations at January 1	$797	$741
Service cost	10	10
Interest cost	56	54
Actuarial loss	49	56
Divestitures	(8)	(4)
Foreign currency exchange rate changes	(5)	(4)
Plan amendments	—	(3)
Plan participant contributions	6	4
Benefits paid	(55)	(57)

Benefit obligations at December 31	850	797

Fair value of plan assets at January 1	—	—
Company contributions	49	53
Plan participant contributions	6	4
Benefits paid	(55)	(57)

Fair value of plan assets at December 31	—	—

Funded status of the plan	(850)	(797)
Unrecognized actuarial loss	55	15
Unrecognized prior service cost	(3)	(3)

Total accrued benefit cost recognized	$(798)	$(785)

      The following table provides the components of net post-retirement benefit cost for the plans for years 2001, 2000 and 1999:

	2001	2000	1999

	(In millions)
Service cost	$10	$10	$10
Interest cost	56	54	45
Amortization of recognized income	—	(1)	—
Curtailment gain	—	(4)	—

Net post-retirement benefit cost	$66	$59	$55

      The weighted-average discount rate used in determining the accumulated post-retirement benefit obligations as of December 31, 2001 and 2000 was 7.25 percent and 7.5 percent, respectively. The weighted-average expected long-term rate of return on plan assets was 9.5 percent for 2001 and 2000. A 6.4 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.1 percent in the year 2009 and remain at that level, thereafter.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One-percentage-
	point

	Increase	Decrease

	(In millions)
Effect on total of service and interest cost components	$8	$(7)
Effect on post-retirement benefit obligations	88	(75)

Debt and Credit Agreements

	2001	2000

	(In millions)
Short-term debt
Non-U.S. borrowings	$177	$227

Long-term debt
7.25% Note due 2004	$6	$6
10.875% Debenture due 2020	260	273
Capitalized leases	28	42
Other borrowings	21	36

Total long-term debt	315	357
Less current portion	18	28

	$297	$329

Debt allocated from TRW	$4,105	$4,469

      The Company has borrowings under uncommitted credit agreements in many of the countries in which it operates. These borrowings are primarily in the local foreign currency of the country or region where the Company’s operations are located. The borrowings are provided by various domestic and international banks at quoted market interest rates. Some of these borrowings are supported by guarantees from TRW. The weighted-average interest rate on short-term borrowings outstanding at December 31, 2001 and 2000, was 6.3 percent and 6.7 percent, respectively.

      Capital lease arrangements are provided by several financial institutions, primarily in the United Kingdom, at rates ranging from 4.5 percent to 7.4 percent and expire at various dates through 2010. Other borrowings bear interest at rates ranging from 3.5 percent to 8.0 percent and mature at various dates through 2008.

      The weighted-average interest rate on debt allocated from TRW at December 31, 2001 and 2000, was 8.3 percent and 7.7 percent, respectively.

      The maturities of long-term debt are, in millions: 2002-$18; 2003-$18; 2004-$20; 2005-$14; 2006-$11; and $234 thereafter.

      Compensating balance arrangements and fees were not material.

      See the “Basis of Presentation and Transactions with TRW” note to financial statements for a discussion of debt allocated from TRW.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Lease Commitments

      The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and computer and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $82 million for 2001, $91 million for 2000 and $83 million for 1999.

      At December 31, 2001, the future minimum lease payments for noncancelable operating leases totaled $158 million and are payable as follows, in millions: 2002-$44; 2003-$31; 2004-$24; 2005-$19; 2006-$16; and $24 thereafter.

Capital Stock

      TRW Automotive was incorporated in Delaware on June 3, 2002 with a capitalization of 500 million shares of $0.001 par value common stock authorized and one share of common stock outstanding. In addition, 50 million shares of undesignated preferred stock, par value $0.001 per share, were authorized, none of which have been issued.

Stock Options

      TRW has granted nonqualified stock options to certain TRW Automotive-designated employees to purchase common stock at the market price on the date of grant. Stock options granted to employees become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant and expire 10 years after the date of grant. TRW Automotive applies the provisions of Accounting Principles Board Opinion (APB) 25 “Accounting for Stock Issued to Employees” in accounting for its employee stock options and, as such, no compensation expense is recognized as the exercise price equals the market price of the stock on the date of grant. Prior to the distribution date, TRW Automotive intends to establish a stock option plan for eligible TRW Automotive employees. TRW options held by TRW Automotive employees are expected to be converted into TRW Automotive stock options at the distribution date. The number of shares and the exercise price of the TRW options that convert into TRW Automotive options will be adjusted using a conversion formula. The conversion of TRW options into TRW Automotive options will be done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the exchange are the same, (2) the ratio of the exercise price per option to the market value per share is not reduced, and (3) the vesting provisions and option period of the replacement options are the same as the original vesting terms and option period of the TRW options.

      A summary of TRW stock options held by TRW Automotive-designated employees follows:

	2001		2000		1999

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Thousands	Exercise	Thousands	Exercise	Thousands	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding at beginning of year	3,195	$51.18	2,046	$47.79	1,474	$44.57
Granted	93	37.83	1,369	55.10	708	52.52
Exercised	87	23.36	86	33.44	95	31.25
Canceled, expired or terminated	43	56.03	134	50.74	41	51.67
Outstanding at end of year	3,158	51.49	3,195	51.18	2,046	47.79
Exercisable	1,946	50.34	1,280	46.16	938	42.12
Weighted-average fair value of options granted		9.70		15.36		14.56

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001, approximately 930 TRW Automotive-designated employees were participants in TRW’s options plans. As of that date, the per share exercise prices of options outstanding ranged from $27.85 to $58.88. The following table provides certain information with respect to TRW stock options held by TRW Automotive-designated employees outstanding at December 31, 2001:

Options Outstanding				Options Exercisable

		Weighted-
		Average
	Thousands	Remaining	Weighted-	Thousands of	Weighted-
Range of	of Shares	Contractual Life	Average	Shares	Average
Exercise Prices	Outstanding	in Years	Exercise Price	Exercisable	Exercise Price

$27.85 – $39.99	251	4.6	$33.22	185	$32.50
$40.00 – $58.88	2,907	7.1	53.07	1,761	52.21

	3,158			1,946

      Had the compensation cost for the stock options granted in 2001, 2000 and 1999 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS 123 “Accounting for Stock-Based Compensation” TRW Automotive’s net earnings (loss) would have been effected by additional costs of $6 million in 2001, $4 million in 2000 and $1 million in 1999.

      Fair value was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 4.71 percent, 5.83 percent and 6.21 percent; dividend yield of 2.85 percent, 2.61 percent and 2.50 percent; expected volatility of 28 percent, 27 percent and 25 percent; and an expected option life of six years for 2001, 2000 and 1999.

      In addition, TRW has granted restricted stock to certain TRW Automotive-designated employees in 2001 and 2000. Restricted stock is nontransferable and subject to forfeiture until the stock becomes exercisable. The restricted stock that was granted becomes exercisable at various future dates, ranging from two to 12 years. The Company applies the provisions of APB 25 in accounting for its restricted stock and, as such, compensation expense equal to the market price of the stock on the date of the grant is recognized over the vesting period. Restricted stock outstanding, the weighted-average fair value of stock granted and the weighted-average remaining contractual life of the vesting period of the restricted stock was 53,000 shares, $31.69 per share and 5.9 years, respectively, at December 31, 2001. Restricted stock outstanding, the weighted-average fair value of stock granted and the weighted-average remaining contractual life of vesting period of the restricted stock was approximately 65,000 shares, $44.50 per share and 6.9 years, respectively, at December 31, 2000. Had the compensation cost for the restricted stock granted in 2001 and 2000 been determined based on the fair value at the grant date consistent with the fair value method of SFAS 123, the Company’s net earnings would not be materially different from the amounts reported. The TRW restricted stock held by TRW Automotive-designated employees will be converted into TRW Automotive restricted stock at the distribution date using the conversion formula as described above.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Accumulated Other Comprehensive Income (Loss)

      The components of accumulated other comprehensive income (loss) at December 31, 2001 and 2000 are as follows:

	2001	2000

	(In millions)
Foreign currency exchange loss (net of tax of $94 million in 2001 and $80 million in 2000)	$(356)	$(280)
Unrealized loss on securities (net of tax of $1 million in 2001 and $1 million in 2000)	(1)	(1)
Unrealized gain on cash flow hedges (net of tax)	1	—
Minimum pension liability adjustments (net of tax of $35 million in 2001 and $10 million in 2000)	(65)	(18)

	$(421)	$(299)

Contingencies

      Various claims, lawsuits and administrative proceedings are pending or threatened against the Company or its subsidiaries, covering a wide range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and environmental matters. In addition, the Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably with respect to the Company. A reserve estimate for each environmental matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to the professional judgment of Company environmental engineers, in consultation with outside environmental specialists, when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 2001, the Company had reserves for environmental matters of $111 million, including expense of $2 million recorded during the year. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company’s financial position or results of operations. However, the Company cannot predict the effect on the Company’s financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company’s financial position or results of operations or the possible effect of compliance with environmental requirements imposed in the future.

      Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 2001, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the Company’s financial position.

      In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company’s then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation.

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Kelsey-Hayes Company became a wholly-owned subsidiary of TRW upon TRW’s acquisition of LucasVarity in 1999 and will become TRW Automotive’s wholly-owned subsidiary prior to the spin-off. The Company is cooperating with the investigation and is unable to predict the outcome of the investigation at this time. Management believes that the ultimate resolution of this matter will not have a material effect on the Company’s financial condition or results of operations.

      On May 6, 2002, ArvinMeritor Inc. filed suit against TRW in the United States District Court for the Eastern District of Michigan, claiming breach of contract and breach of warranty in connection with certain tie rod ends that TRW supplied to ArvinMeritor and the voluntary recall of some of these tie rod ends. ArvinMeritor subsequently recalled all of the tie rod ends, and claims that it is entitled to reimbursement by TRW for the costs associated with both the products recalled by TRW and those recalled by ArvinMeritor on its own. ArvinMeritor is seeking an undisclosed amount of compensatory and consequential damages. As this suit relates to TRW’s automotive business, any contingent liabilities associated with this suit will be transferred to TRW Automotive as part of the restructuring transactions. Management believes that the Company has meritorious defenses and intends to defend vigorously, the claims asserted against the Company, but cannot predict the outcome of this lawsuit.

      While certain of the Company’s subsidiaries have been subject in recent years to some asbestos-related claims, management believes that such claims will not have a material adverse effect on the Company’s financial condition or results of operations. In general, these claims seek damages for illnesses alleged to have resulted from exposure to asbestos used in certain components sold by the Company’s subsidiaries. Management believes that the majority of the claimants were assembly workers at the major U.S. automobile manufacturers. The vast majority of these claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. Management believes that, to the extent any of the products sold by these subsidiaries and at issue in these cases contained asbestos, the asbestos was encapsulated. Based upon several years of experience with such claims, management believes that only a small proportion of the claimants has or will ever develop any asbestos-related impairment.

      The Company’s average total annual settlement costs in connection with asbestos claims over the last five years have been less than $100,000 in the aggregate, and legal fees to defend these cases have never exceeded $500,000 per year. These claims are strongly disputed by the Company and it has been the Company’s policy to defend against them aggressively. The Company has been successful in obtaining the dismissal of many cases without any payment whatsoever. Moreover, there is significant insurance coverage with solvent carriers with respect to these claims.

Quarterly Financial Information (unaudited)

	First		Second		Third		Fourth

	2001	2000	2001	2000	2001	2000	2001	2000

	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)

	(In millions)
Sales	$2,619	$2,993	$2,673	$2,882	$2,322	$2,486	$2,477	$2,559
Gross profit	317	455	328	466	290	286	189	293
Earnings (loss) before income taxes from continuing operations	24	93	36	161	—	(6)	(131)	(59)
Earnings (loss) from continuing operations	27	43	20	96	(1)	(8)	(85)	(41)
Net earnings (loss)	29	43	20	97	7	(7)	(84)	(40)
Unusual items-income (expense) after income taxes	5	(51)	(21)	(8)	(40)	(47)	(127)	(51)

TRW AUTOMOTIVE INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(A)	Earnings (loss) before income taxes from continuing operations includes a $23 million net gain ($28 million after tax) related to asset sales and a $31 million charge ($23 million after tax) for restructuring actions.

(B)	Earnings (loss) before income taxes from continuing operations includes a $22 million net gain ($13 million after tax) related to the sale of assets, primarily the Nelson Stud Welding and Australian steering businesses, a $65 million charge ($49 million after tax) related to warranty, claims and litigation, a $15 million charge ($11 million after tax) related to the automotive restructuring program and a $6 million charge ($4 million after tax) relating to foreign currency hedges.

(C)	Earnings (loss) before income taxes from continuing operations includes a $23 million charge ($21 million after tax), primarily related to restructuring actions.

(D)	Earnings (loss) before income taxes from continuing operations includes a $2 million gain ($1 million after tax) related to foreign currency hedges and a $14 million charge ($9 million after tax) related to the automotive restructuring program.

(E)	Earnings (loss) before income taxes from continuing operations includes a $33 million charge ($23 million after tax) related to asset impairment and restructuring actions, a $29 million charge ($19 million after tax) for pending and threatened litigation and a $4 million gain ($2 million after tax) related to the sale of assets.

(F)	Earnings (loss) before income taxes from continuing operations includes a $69 million charge ($46 million after tax) related to restructuring and an asset impairment and a $2 million charge ($1 million after tax) related to foreign currency hedges.

(G)	Earnings (loss) before income taxes from continuing operations includes a $149 million charge ($104 million after tax) related to restructuring and other charges, a $34 million charge ($14 million after tax) related to asset impairments and a $9 million loss ($9 million after tax) related to the sale of assets.

(H)	Earnings (loss) before income taxes from continuing operations includes a $71 million charge ($48 million after tax) primarily related to the automotive restructuring programs, asset impairments and other charges and a $4 million loss ($3 million after tax) related to foreign currency hedges.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Item	Amount

Securities and Exchange Commission registration fee	$138,368
NYSE original listing fees	250,000
Blue sky fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Registrar and transfer agent fees	*
Printing and engraving expenses	*
Miscellaneous expenses	*

Total	*

*	To be filed by amendment.

Item 14.     Indemnification of Directors and Officers

      As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation also provides that:

•	we must indemnify (except for expenses) our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.

      Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      The indemnification provisions contained in our certificate of incorporation are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.     Recent Sales of Unregistered Stock

      In connection with our incorporation and organization, effective as of June 3, 2002, we issued one share of common stock to TRW Inc. We believe that this issuance was exempt from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
Number	Description

3.1	Certificate of Incorporation.†
3.2	By-laws.†
4.1	Form of Certificate of TRW Automotive Common Stock.*
5.1	Opinion of William B. Lawrence regarding legality of the securities being registered.*
10.1	Form of Master Distribution Agreement between the Registrant and TRW Inc.
10.2	Form of Tax Sharing Agreement between the Registrant and TRW Inc.†
10.3	Form of Employee Matters Agreement between the Registrant and TRW Inc.
10.4	Form of Intellectual Property License Agreement between the Registrant (as Licensor) and TRW Inc. (as Licensee).
10.5	Form of Intellectual Property License Agreement between the Registrant (as Licensee) and TRW Inc. (as Licensor).
10.6	Form of Transition Services Agreement between the Registrant and TRW Inc.
10.7	Form of TRW Automotive Long-Term Incentive Plan.*
10.8	Form of Trademark License Agreement between the Registrant and TRW Inc.
10.9	Form of Insurance Allocation Agreement between the Registrant and TRW Inc.
21.1	Subsidiaries of the Registrant.*

Exhibit
Number	Description

23.1	Consent of Ernst & Young LLP.†
23.2	Consent of William B. Lawrence (included in Exhibit 5.1).*
24	Powers of Attorney.†

*	To be filed by amendment.

†	Previously filed.

      (b) Financial Statement Schedules.

      All Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

Item 17.     Undertakings

      Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lyndhurst, State of Ohio, on July 17, 2002.

TRW AUTOMOTIVE INC.

By:	/s/ WILLIAM B. LAWRENCE

William B. Lawrence
Vice President, Secretary and Director

      Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities indicated on July 17, 2002.

Signature	Title	Date

/s/ PHILIP A. ODEEN* Philip A. Odeen	President and Director (Principal Executive Officer)	July 17, 2002

/s/ ROBERT H. SWAN* Robert H. Swan	Vice President, Treasurer and Director (Principal Financial and Accounting Officer)	July 17, 2002

/s/ WILLIAM B. LAWRENCE William B. Lawrence	Vice President, Secretary and Director	July 17, 2002

/s/ HOWARD V. KNICELY* Howard V. Knicely	Vice President and Director	July 17, 2002

/s/ KATHLEEN A. WEIGAND Kathleen A. Weigand	Vice President and Director	July 17, 2002

* Kathleen A. Weigand, by signing her name hereto, does hereby execute this amendment no. 1 to the registration statement on behalf of the directors and officers of TRW Automotive Inc. indicated above by asterisks, pursuant to powers of attorney duly executed by such directors and officers, which are filed with the Securities and Exchange Commission on behalf of such directors and officers.

/s/ KATHLEEN A. WEIGAND Kathleen A. Weigand Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Certificate of Incorporation.†
3.2	By-laws.†
4.1	Form of Certificate of TRW Automotive Common Stock.*
5.1	Opinion of William B. Lawrence regarding legality of the securities being registered.*
10.1	Form of Master Distribution Agreement between the Registrant and TRW Inc.
10.2	Form of Tax Sharing Agreement between the Registrant and TRW Inc.†
10.3	Form of Employee Matters Agreement between the Registrant and TRW Inc.
10.4	Form of Intellectual Property License Agreement between the Registrant (as Licensor) and TRW Inc. (as Licensee).
10.5	Form of Intellectual Property License Agreement between the Registrant (as Licensee) and TRW Inc. (as Licensor).
10.6	Form of Transition Services Agreement between the Registrant and TRW Inc.
10.7	Form of TRW Automotive Long-Term Incentive Plan.*
10.8	Form of Trademark License Agreement between the Registrant and TRW Inc.
10.9	Form of Insurance Allocation Agreement between the Registrant and TRW Inc.
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young LLP.†
23.2	Consent of William B. Lawrence (included in Exhibit 5.1).*
24	Powers of Attorney.†

*	To be filed by amendment.

†	Previously filed.